EXHIBIT 99.1

Report to:
Avino Silver & Gold Mines Ltd.
Technical Report on the Avino Property, Durango, Mexico
Document No. 1251920100-REP-R0001-02.1

i

Report to:
Avino Silver & Gold Mines Ltd.
Technical Report on the Avino Property, Durango, Mexico
Effective Date: July 19, 2013
Prepared by:	Jacques Ouellet, Ph.D., P.Eng.
Hassan Ghaffari, P.Eng.
Margaret Harder, M.Sc., P.Geo.
Michael F. O’Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM
Monica Danon-Schaffer, Ph.D., P.Eng.
Robert Sinclair Morrison, Ph.D., MAusIMM (CP), P.Geo.
Sabry Abdel Hafez, Ph.D., P.Eng.

AC/jc

Suite 800, 555 West Hastings Street, Vancouver, British Columbia V6B 1M1 Phone: 604.408.3788 Fax: 604.408.3722

TABLE OF CONTENTS

1.0	Summary			1-1
	1.1	Introduction		1-1
	1.2	Property Description and Location		1-1
	1.3	Geology and Mineralization		1-3
		1.3.1	Avino Vein	1-4
		1.3.2	San Gonzalo Vein	1-4
		1.3.3	Oxide and Sulphide Tailings	1-5
	1.4	Resource Estimates		1-5
	1.5	Mineral Processing, Metallurgical Testing and Recovery Methods		1-7
		1.5.1	Avino Vein	1-7
		1.5.2	San Gonzalo Vein	1-7
		1.5.3	Oxide Tailings	1-7
	1.6	Mining Methods		1-8
		1.6.1	Avino Vein	1-8
		1.6.2	San Gonzalo Vein	1-8
		1.6.3	Oxide Tailings	1-8
	1.7	Environmental		1-8
	1.8	Capital and Operating Costs		1-8
		1.8.1	Avino Vein	1-8
		1.8.2	San Gonzalo Vein	1-9
		1.8.3	Oxide Tailings	1-10
	1.9	Economic Analysis		1-11
		1.9.1	Avino Vein	1-11
		1.9.2	San Gonzalo Vein	1-11
		1.9.3	Oxide Tailings	1-11
		1.9.4	Sulphide Tailings	1-11
	1.10	Recommendations		1-12
		1.10.1	Geology	1-12
		1.10.2	Process	1-13
		1.10.3	Environmental	1-14
		1.10.4	Mining	1-14
		1.10.5	Project Development	1-14
2.0	Introduction			2-1
		2.1.1	Units of Measurement	2-1
	2.2	Effective Dates		2-1
	2.3	Information and Data Sources		2-1
3.0	Reliance on Other Experts			3-1

4.0	Property Description and Location			4-1
	4.1	Location		4-1
	4.2	Property Ownership		4-1
	4.3	Mineral Concessions and Agreements		4-2
5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography			5-1
	5.1	Topography, Elevation and Vegetation		5-1
	5.2	Accessibility and Local Resources		5-1
	5.3	Climate and length of Operating Season		5-1
	5.4	Infrastructure		5-2
6.0	History			6-1
	6.1	Avino Mine, 1555-1968		6-1
		6.1.1	San Gonzalo Deposit	6-1
7.0	Geological Setting and Mineralization			7-1
	7.1	Regional Geology		7-1
	7.2	Property Geology and Mineralization		7-1
		7.2.1	Avino Vein	7-5
		7.2.2	San Gonzalo Vein	7-6
		7.2.3	Oxide and Sulphide Tailings	7-7
8.0	Deposit Types			8-1
9.0	Exploration			9-1
	9.1	Early Exploration (Prior to Mine Closure), 1968 to 2001		9-1
	9.2	Recent Exploration (Post Mine Closure), 2001 to Present		9-2
		9.2.1	Tailings Investigations (Oxides), 2003 and 2004	9-2
		9.2.2	Tailings Sampling (Sulphides), 2005	9-5
		9.2.3	Bulk Sample Program of San Gonzalo Vein, 2011	9-5
		9.2.4	Underground Channel Sampling of San Gonzalo and Angelica Veins, 2010-Present	9-5
10.0	Drilling			10-1
	10.1	Early Drilling (Prior to Mine Closure), 1968 to 2001		10-1
		10.1.1	Avino Vein	10-1
		10.1.2	Oxide Tailings, 1990 to 1991	10-1
	10.2	Recent Drilling (Post Mine Closure), 2001 to Present		10-4
		10.2.1	Avino Vein (Including ET Zone) and Nearby Veins	10-4
		10.2.2	San Gonzalo and Nearby Veins	10-5
		10.2.3	Specific Gravity Results	10-7
11.0	Sample Preparation, Analyses, and Security			11-1
	11.1	Drilling and Trenching of Oxide Tailings, 1990 to 1991		11-1
	11.2	Tailings Investigations (Test Pits in Oxide Tailings), 2004		11-1
	11.3	Drilling Program, San Gonzalo, 2007, 2008, and 2011		11-2

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	11.4	Drilling Programs, ET Zone of the Avino Vein, 2006, 2007, 2008 and 2012		11-3
	11.5	Underground Channel Sampling of San Gonzalo Vein, 2010 to Present		11-3
	11.6	Avino Laboratory		11-4
	11.7	Specific Gravity Samples		11-4
		11.7.1	Caliper Volume Calculation Method	11-4
		11.7.2	Water Displacement Method	11-5
	11.8		QP Opinion	11-5
12.0	Data Verification			12-1
	12.1	Avino and San Gonzalo Vein Drillhole Database Verification		12-1
		12.1.1	Collar and Assay Data	12-1
		12.1.2	Downhole Survey Data	12-3
		12.1.3	Geology Data and Interpretation	12-4
		12.1.4	Review of Drillhole Quality Assurance/Quality Control Samples	12-5
	12.2	Avino and San Gonzalo Vein Bulk Density		12-18
	12.3	Oxide Tailings Drillhole Database		12-20
		12.3.1	Assay Verification of 1990/1991 Drillholes in Oxide Tailings	12-20
		12.3.2	Oxide Tailings Verification Samples	12-21
	12.4	Site Visit		12-28
	12.5	Tetra Tech Conclusions and Opinion		12-28
		12.5.1	Avino and San Gonzalo Veins	12-28
		12.5.2	Oxide Tailings	12-29
		12.5.3	QP Opinion	12-29
13.0	Mineral Processing and Metallurgical Testing			13-1
	13.1	Avino Vein		13-1
	13.2	San Gonzalo Vein		13-1
	13.3	Oxide Tailings		13-1
	13.4	Sulphide Tailings		13-2
14.0	Mineral Resource Estimates			14-1
	14.1	Resource Summary		14-1
	14.2	Data		14-4
	14.3	Avino Vein		14-4
		14.3.1	Geological Interpretation	14-4
		14.3.2	Wireframing	14-4
		14.3.3	Contact Profiles	14-6
	14.4	San Gonzalo Vein		14-8
		14.4.1	Geological Interpretation	14-8
		14.4.2	Wireframing	14-8
		14.4.3	Contact Profiles	14-10
	14.5	Exploratory Data Analysis		14-11
		14.5.1	Raw Data Assays and Statistics	14-11
		14.5.2	Outlier Management and Capping Strategy	14-16

		14.5.3	Drillhole Compositing	14-25
		14.5.4	Composite Statistics	14-28
	14.6	Density		14-31
		14.6.1	Density Statistics and Spatial Analysis	14-31
		14.6.2	Density Interpolation Plan	14-31
	14.7	Variography and Spatial Analysis		14-37
	14.8	Interpolation Plan and Kriging Parameters		14-40
		14.8.1	Avino	14-40
		14.8.2	San Gonzalo	14-45
	14.9	Resource Block Model		14-50
		14.9.1	Configuration	14-50
		14.9.2	Cell Attributes	14-50
		14.9.3	Interpolation	14-50
	14.10	Model Validation		14-52
		14.10.1	Statistics	14-52
		14.10.2	Sections	14-57
		14.10.3	Swath Plots	14-63
		14.10.4	Kriging Efficiency and Theoretical Slope of Regression	14-70
	14.11	Mineral Resource Classification		14-71
		14.11.1	Introduction	14-71
		14.11.2	Measured Resource Classification	14-72
		14.11.3	Indicated Resource Classification	14-72
		14.11.4	Inferred Resource Classification	14-76
	14.12	Mineral Resource Tabulation		14-77
		14.12.1	Cut-offs and Silver Equivalent Calculations	14-77
		14.12.2	Tables	14-78
		14.12.3	Grade-Tonnage Curves	14-84
	14.13	Oxide Tailings		14-88
	14.14	Sulphide Tailings		14-92
15.0	Mineral Reserve Estimates			15-1
16.0	Mining Methods			16-1
	16.1	Avino Vein		16-1
	16.2	San Gonzalo Vein		16-1
		16.2.1	Bulk Sample Program	16-1
		16.2.2	Production	16-2
		16.2.3	Mine Design	16-2
	16.3	Oxide Tailing		16-3
	16.4	Sulphide Tailings		16-3
17.0	Recovery Methods			17-1
	17.1	Avino Vein		17-1
	17.2	San Gonzalo Vein		17-3
		17.2.1	2011 Bulk Sample	17-6
	17.3	Oxide Tailings		17-6

	17.4	Sulphide Tailings		17-6
18.0	Project Infrastructure			18-1
	18.1	Introduction		18-1
	18.2	Power		18-1
	18.3	Water Supply		18-1
	18.4	Water Treatment Plant		18-2
	18.5	San Gonzalo Access Road		18-2
19.0	Market Studies and Contracts			19-1
20.0	Environmental Studies, Permitting, and Social or Community Impact			20-1
21.0	Capital and Operating Costs			21-1
	21.1	Avino Vein		21-1
	21.2	San Gonzalo Vein		21-1
	21.3	Oxide Tailings		21-2
	21.4	Sulphide Tailings		21-3
22.0	Economic Analysis			22-1
	22.1	Avino Vein		22-1
	22.2	San Gonzalo Vein		22-1
	22.3	Oxide Tailings		22-1
	22.4	Sulphide Tailings		22-1
23.0	Adjacent properties			23-1
24.0	Other Relevant Data and Information			24-1
25.0	Interpretation and Conclusions			25-1
	25.1	Geology		25-1
	25.2	Resource Estimates		25-1
	25.3	Mineral Processing		25-2
	25.4	Mining		25-2
	25.5	Capital and Operating Costs		25-2
	25.6	Economic Analysis		25-5
26.0	Recommendations			26-1
	26.1	Introduction		26-1
	26.2	Geology		26-1
		26.2.1	Database Management	26-1
		26.2.2	Geology Data and Interpretation	26-1
		26.2.3	Survey Data	26-2
		26.2.4	Specific Gravity Sampling and Analysis	26-2
		26.2.5	QA/QC Sampling	26-3

		26.2.6	Oxide and Sulphide Tailings Drilling	26-4
		26.2.7	Resource Estimate	26-4
	26.3	Process		26-5
		26.3.1	Avino and San Gonzalo Veins	26-5
		26.3.2	Oxide and Sulphide Tailings	26-5
		26.3.3	Refurbished Equipment	26-5
		26.3.4	Assay Laboratory Equipment	26-5
		26.3.5	Sulphide Tailings	26-6
	26.4	Environmental		26-6
	26.5	Mining		26-6
	26.6	Project Development		26-7
	26.7	Project Schedule		26-7
27.0	References			27-1
28.0	Certificates of Qualified persons			28-1
	28.1	Jacques Ouellet, Ph.D., P.Eng.		28-1
	28.2	Robert Sinclair Morrison, Ph.D., MAusIMM (CP), P.Geo.		28-3
	28.3	Michael F. O’Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM		28-4
	28.4	Margaret Harder, M.Sc., P.Geo.		28-5
	28.5	Hassan Ghaffari, P.Eng.		28-6
	28.6	Sabry Abdel Hafez, Ph.D., P.Eng.		28-8
	28.7	Monica Danon-Schaffer, Ph.D., P.Eng.		28-9

APPENDICES

Appendix A                      Drillhole Assay Data

Appendix B                      Avino Datamine™ Variography

Appendix C                      San Gonzalo Datamine™ Variography

Appendix D                      Datamine™ Macros for the Avino Resource Model

Appendix E                      Datamine™ Macros for the San Gonzalo Resource Model

LIST OF TABLES

Table 1.1	Summary of Property Ownership	1-3
Table 1.2	Summary of Mineral Resources for the Avino Mine	1-6
Table 1.3	Capital Costs for the San Gonzalo Vein	1-9
Table 1.4	Operating Costs for the San Gonzalo Vein	1-9
Table 1.5	CAPEX Summary	1-10
Table 1.6	OPEX Summary	1-10
Table 4.1	Summary of Property Ownership	4-3
Table 4.2	Mineral Concessions – Avino Property	4-4
Table 9.1	2004 Sample Composites Assays	9-3
Table 9.2	San Gonzalo Bulk Sample	9-5
Table 9.3	Summary of San Gonzalo and Angelica Channel Samples, By Level	9-6
Table 9.4	Summary of San Gonzalo and Angelica Channel Assay Results, By Level	9-6
Table 10.1	Summary of 1990/1991 Holes	10-1
Table 10.2	Drillholes Completed from 2006 to 2012 on the Avino Vein	10-4
Table 10.3	Drillholes Completed from 2007 to 2011 on the San Gonzalo Vein	10-6
Table 10.4	Summary of Specific Gravity Results	10-8
Table 12.1	Validation Summary	12-2
Table 12.2	Collar and Assay Database Errors	12-2
Table 12.3	Assay Database Errors From Previous Validation (Tetra Tech, 2012)	12-3
Table 12.4	Percent Differences in Specific Gravity Values	12-18
Table 12.5	Comparison Between Specific Gravity Measurement By CV and WD: Avino Check Samples	12-19
Table 12.6	Comparison Between Specific Gravity Measurement By CV and WD: By Rock Type	12-19
Table 12.7	1990/1991 Assay Database Errors	12-21
Table 12.8	Correlation Coefficient Matrix for Silver Verification Sample Assays	12-25
Table 12.9	Correlation Coefficient Matrix for Gold Verification Sample Assays	12-25
Table 12.10	Correlation Coefficient Matrix for Lead Verification Sample Assays	12-25
Table 12.11	Correlation Coefficient Matrix for Zinc Verification Sample Assays	12-25
Table 12.12	Correlation Coefficient Matrix for Copper Verification Sample Assays	12-25
Table 12.13	Results of Verification Samples	12-27
Table 14.1	Summary of Mineral Resources, Avino Mine	14-2
Table 14.2	Avino Vein Mineral Resource	14-2
Table 14.3	San Gonzalo Vein Mineral Resource	14-3

x

Table 14.4	Avino Vein Solid Wireframe Model Parameters	14-5
Table 14.5	San Gonzalo Vein Solid Wireframe Model Parameters	14-9
Table 14.6	Avino Raw Data Statistics	14-13
Table 14.7	San Gonzalo Raw Data Statistics	14-14
Table 14.8	Drillhole Sample Statistics in Comparison with Face Sample Statistics for San Gonzalo Vein	14-20
Table 14.9	Capping Summary for San Gonzalo	14-20
Table 14.10	Avino Drillhole Composite and Capped Statistics	14-29
Table 14.11	San Gonzalo Drillhole Composite and Capped Statistics	14-30
Table 14.12	Avino Density Summary Statistics	14-31
Table 14.13	San Gonzalo Density Summary Statistics	14-31
Table 14.14	Avino Density Estimation Parameter File	14-33
Table 14.15	Avino Density Search and Sample Parameter File	14-33
Table 14.16	Avino Density Variogram Parameter File	14-33
Table 14.17	Avino Density Interpolation by Method	14-34
Table 14.18	San Gonzalo Density Estimation Parameter File	14-35
Table 14.19	San Gonzalo Search and Sample Parameter File	14-36
Table 14.20	San Gonzalo Variogram Parameter File	14-36
Table 14.21	San Gonzalo Density Interpolation by Method	14-36
Table 14.22	Avino_epar – Avino Estimation Parameter File	14-41
Table 14.23	Avino_spar – Search and Sample Parameter File (Domains 1, 2 and 3)	14-43
Table 14.24	Avino_vpar - Avino (Variography Parameter File (Domains 1, 2 and 3)	14-44
Table 14.25	Sv_epar – Estimation Parameter File (Domains 4 and 5)	14-46
Table 14.26	Sv2_spar – Search and Sample Parameter File (Domains 4 and 5)	14-48
Table 14.27	Sv2_vpar – Variography Parameter File (Domains 4 and 5)	14-49
Table 14.28	Block Model Cell Attributes	14-50
Table 14.29	Model Statistics with Drillhole Statistics – Domains 1 and 2 Combined	14-53
Table 14.30	Model Statistics with Drillhole Statistics – Domain 3	14-54
Table 14.31	Model Statistics with Drillhole Statistics – Domain 4	14-55
Table 14.32	Model Statistics with Drillhole Statistics – Domain 5	14-56
Table 14.33	Metal Prices and Recovery Parameters for Ag_Eq Calculation	14-77
Table 14.34	Avino Vein Resource Tabulation – Indicated Resource	14-79
Table 14.35	Avino Vein Resource Tabulation – Inferred Resource	14-79
Table 14.36	San Gonzalo Vein Resource Tabulation – Measured Resource	14-80
Table 14.37	San Gonzalo Vein Resource Tabulation – Indicated Resource	14-81
Table 14.38	San Gonzalo Vein Resource Tabulation – Inferred Resource	14-82
Table 14.39	San Gonzalo Vein Resource Tabulation – Measured and Indicated Resource	14-83
Table 14.40	Variography Parameters Gold and Silver in Phases 1.1 and 1.2	14-88
Table 14.41	Target Resource for Further Exploration within Sulphide Tailings	14-92
Table 16.1	Production at the Avino Mine	16-2
Table 17.1	Mill Production	17-2
Table 17.2	Material and Metallurgical Balances	17-3
Table 17.3	San Gonzalo March 2013 Material and Metallurgical Balance	17-5
Table 17.4	San Gonzalo Bulk Sample	17-6
Table 21.1	Capital Costs for the San Gonzalo Vein	21-1
Table 21.2	Operating Costs for the San Gonzalo Vein	21-2
Table 21.3	CAPEX Summary	21-2
Table 21.4	OPEX Summary	21-3
Table 25.2	Capital Costs for the San Gonzalo Vein	25-3
Table 25.3	Operating Costs for the San Gonzalo Vein	25-3
Table 25.4	CAPEX Summary	25-4
Table 25.5	OPEX Summary	25-4

LIST OF FIGURES

Figure 1.1	General Property Location Map	1-2
Figure 4.1	General Property Location Map	4-2
Figure 4.2	Property Location Map	4-3
Figure 4.3	Map of Avino Mine Property Concessions	4-5
Figure 7.1	General Map of Property Geology	7-3
Figure 7.2	Plan Map of San Gonzalo Veins and Other Nearby Veins	7-4
Figure 7.3	Orthogonal View of Tailings Pile (Looking Roughly to the North)	7-8
Figure 7.4	Photograph of the Tailings Deposit (Viewed from the Northeast)	7-9
Figure 9.1	Plan View Location Map of Samples from Oxide Tailings	9-3
Figure 9.2	Channel Samples, Colour Coded by Grade, Within the San Gonzalo and Angelica Vein Wireframes	9-7
Figure 10.1	Plan View of 1990 Hole Locations	10-3
Figure 10.2	Plan View Map Illustrating the Location of Drillholes on the Avino Vein	10-9
Figure 10.3	Plan View Map Illustrating the Location of Drillholes on the San Gonzalo Vein	10-10
Figure 11.1	Head Grade Composite Assay Comparison for Gold and Silver Between the Avino and SGS Durango Laboratories (January to May 2012)	11-4
Figure 12.1	SRM Cu119 Results – Silver	12-6
Figure 12.2	SRM Cu119 Results – Copper	12-6
Figure 12.3	SRM Cu136 Results – Silver	12-7
Figure 12.4	SRM Cu136 Results – Gold	12-7
Figure 12.5	SRM Cu136 Results - Copper	12-8
Figure 12.6	SRM CDN-GS-5G Results – Silver	12-8
Figure 12.7	SRM CDN-GS-5G Results – Gold	12-9
Figure 12.8	SRM CDN-GS-1P5G Results – Gold	12-9
Figure 12.9	SRM CDN-ME-6 Results – Silver	12-10
Figure 12.10	SRM CDN-ME-6 Results – Gold	12-10
Figure 12.11	SRM CDN-ME-6 Results – Copper	12-11
Figure 12.12	SRM CDN-ME-6 Results – Lead	12-11
Figure 12.13	SRM CDN-ME-6 Results – Zinc	12-12
Figure 12.14	Basalt Blank – Silver	12-13
Figure 12.15	Basalt Blank – Gold	12-13
Figure 12.16	Basalt Blank – Copper	12-14
Figure 12.17	CDN-BL-9 Blank – Silver	12-15
Figure 12.18	CDN-BL-9 Blank – Gold	12-15
Figure 12.19	CDN-BL-9 Blank – Copper	12-16
Figure 12.20	Duplicates Results – Silver	12-16
Figure 12.21	Duplicates Results – Gold	12-17
Figure 12.22	Duplicates Results – Copper	12-17
Figure 12.23	Duplicates Results – Lead	12-17
Figure 12.24	Duplicates Results – Zinc	12-18
Figure 12.25	Linear Plot Comparing Silver Assay Results from Verification Samples	12-22
Figure 12.26	Linear Plot Comparing Gold Assay Results from Verification Samples	12-23
Figure 12.27	Linear Plot Comparing Lead Assay Results from Verification Samples	12-23
Figure 12.28	Linear Plot Comparing Zinc Assay Results from Verification Samples	12-24
Figure 12.29	Linear Plot Comparing Copper Assay Results from Verification Samples	12-24
Figure 12.30	Verification Sample 1 Channel	12-26
Figure 14.1	3D Perspective View of the Avino Solid Wireframe Models	14-6
Figure 14.2	Contact Profile between Main Avino Vein and Wallrock for Silver	14-7
Figure 14.3	Contact Profile between Avino Vein and Quartz Breccia/Stockwork for Silver	14-8
Figure 14.4	3D Perspective View of the San Gonzalo Solid Wireframe Models	14-10
Figure 14.5	Contact Profile between Main San Gonzalo Vein and Wallrock for Silver	14-11
Figure 14.6	Avino Vein Silver Histogram	14-17
Figure 14.7	Avino Vein Gold Histogram	14-18
Figure 14.8	Avino Vein Copper Histogram	14-19
Figure 14.9	Silver Histogram San Gonzalo	14-21

Figure 14.10	Gold Histogram San Gonzalo	14-22
Figure 14.11	Copper Histogram San Gonzalo	14-23
Figure 14.12	Zinc Histogram San Gonzalo	14-24
Figure 14.13	Lead Histogram San Gonzalo	14-25
Figure 14.14	Avino Sample Length – Raw Data	14-26
Figure 14.15	Avino Sample Length – 2 m Composited Data	14-27
Figure 14.16	Length Histogram – San Gonzalo Raw Data	14-27
Figure 14.17	Length Histogram – San Gonzalo 2 m Composite	14-28
Figure 14.18	Avino Density Variogram	14-32
Figure 14.19	San Gonzalo Density Variogram	14-35
Figure 14.20	Avino Gold Downhole Variography – Domains 1 and 2	14-37
Figure 14.21	Avino Gold Variography – Domains 1 and 2	14-38
Figure 14.22	San Gonzalo Gold Downhole Variography – Domain 4	14-39
Figure 14.23	San Gonzalo Gold Variography – Domain 4	14-39
Figure 14.24	Avino Deposit Cross-section – Silver	14-57
Figure 14.25	Avino Deposit Cross-section – Gold	14-58
Figure 14.26	Avino Deposit Plan Map – Silver	14-59
Figure 14.27	Avino Deposit Plan Map – Gold	14-60
Figure 14.28	San Gonzalo Deposit Cross-section – Silver	14-61
Figure 14.29	San Gonzalo Deposit Plan Map – Silver	14-62
Figure 14.30	Swath Plot of Grade Values by Easting for the Avino Deposit	14-64
Figure 14.31	Swath Plot of Grade Values by Northing for the Avino Deposit	14-65
Figure 14.32	Swath Plot of Grade Values by Elevation for the Avino Deposit	14-66
Figure 14.33	Swath Plot of Grade Values by Easting for the San Gonzalo Deposit	14-67
Figure 14.34	Swath Plot of Grade Values by Northing for the San Gonzalo Deposit	14-68
Figure 14.35	Swath Plot of Grade Values by Elevation for the San Gonzalo Deposit	14-69
Figure 14.36	Actual value (Z) versus estimated value (Z*). Slope of regression is expressed as ZZ*.	14-70
Figure 14.37	West-East View of Domain 4 Model Cells as Points with Assay Data	14-72
Figure 14.38	Domain 1 and 2 Cells as Points Coloured by ZZ* looking West	14-73
Figure 14.39	Domain 1 and 2 Cells as Points Coloured by KE looking West	14-73
Figure 14.40	Domain 1 and 2 Cells as Points Coloured by Search Pass looking West	14-74
Figure 14.41	West-East View of Domain 4 Model Cells as Points with Assay Data Coloured by Search Pass	14-75
Figure 14.42	West-East View of Domain 4 Model Cells as Points with Assay Data Coloured by KE	14-75
Figure 14.43	West-East View of Domain 4 Model Cells as Points with Assay Data Coloured by ZZ*	14-76
Figure 14.44	Silver – Grade-Tonnage Curve for the Avino Vein	14-84
Figure 14.45	Gold – Grade-Tonnage Curve for the Avino Vein	14-85
Figure 14.46	Copper – Grade-Tonnage Curve for the Avino Vein	14-86
Figure 14.47	Silver – San Gonzalo and Angelica Grade-Tonnage Curves	14-87
Figure 14.48	Gold – San Gonzalo and Angelica Grade-Tonnage Curves	14-87
Figure 14.49	Perspective View of the Avino Oxide Tailings Block Model; Looking North-northwest (Showing Drillhole Numbers)	14-90
Figure 14.50	Section View of the Avino Tailings Deposit; Looking Northeast	14-91
Figure 17.1	Simplified Flowsheet	17-4
Figure 17.2	Recovery Variances for Silver in Gold	17-5
Figure 26.1	Tailings Retreatment Project Suggested High-level Schedule	26-8

GLOSSARY

Units of Measure

above mean sea level	amsl
acre	ac
ampere	A
annum (year)	a
billion	B
billion tonnes	Bt
billion years ago	Ga
British thermal unit	BTU
centimetre	cm
cubic centimetre	cm3
cubic feet per minute	cfm
cubic feet per second	ft3/s
cubic foot	ft3
cubic inch	in3
cubic metre	m3
cubic yard	yd3
Coefficients of Variation	CVs
day	d
days per week	d/wk
days per year (annum)	d/a
dead weight tonnes	DWT
decibel adjusted	dBa
decibel	dB
degree	°
degrees Celsius	°C
diameter	ø
dollar (American)	US$
dollar (Canadian)	Cdn$
dry metric ton	dmt
foot	ft
gallon	gal
gallons per minute (US)	gpm
Gigajoule	GJ
gigapascal	GPa
gigawatt	GW
gram	g
grams per litre	g/L
grams per tonne	g/t
greater than	>
hectare (10,000 m2)	ha
hertz	Hz
horsepower	hp
hour	h
hours per day	h/d
hours per week	h/wk
hours per year	h/a
inch	in
kilo (thousand)	k

kilogram	kg
kilograms per cubic metre	kg/m3
kilograms per hour	kg/h
kilograms per square metre	kg/m2
kilometre	km
kilometres per hour	km/h
kilopascal	kPa
kilotonne	kt
kilovolt	kV
kilovolt-ampere	kVA
kilovolts	kV
kilowatt	kW
kilowatt hour	kWh
kilowatt hours per tonne	kWh/t
kilowatt hours per year	kWh/a
less than	<
litre	L
litres per minute	L/m
megabytes per second	Mb/s
megapascal	MPa
megavolt-ampere	MVA
megawatt	MW
metre	m
metres above sea level	masl
metres Baltic sea level	mbsl
metres per minute	m/min
metres per second	m/s
microns	µm
milligram	mg
milligrams per litre	mg/L
millilitre	mL
millimetre	mm
million	M
million bank cubic metres	Mbm3
million bank cubic metres per annum	Mbm3/a
million tonnes	Mt
minute (plane angle)	'
minute (time)	min
month	mo
ounce	oz
pascal	Pa
centipoise	mPa∙s
parts per million	ppm
parts per billion	ppb
percent	%
pound(s)	lb
pounds per square inch	psi
revolutions per minute	rpm

second (plane angle)	"
second (time)	s
short ton (2,000 lb)	st
short tons per day	st/d
short tons per year	st/y
specific gravity	SG
square centimetre	cm2
square foot	ft2
square inch	in2
square kilometre	km2
square metre	m2
three-dimensional	3D
tonne (1,000 kg) (metric ton)	t
tonnes per day	t/d
tonnes per hour	t/h
tonnes per year	t/a
tonnes seconds per hour metre cubed	ts/hm3
volt	V
week	wk
weight/weight	w/w
wet metric ton	wmt
yard	yd

Abbreviations and Acronyms

acid-base accounting	ABA
atomic absorption	AA
Avino Mine	the Property or the Project
Avino Silver & Gold Mines Ltd.	Avino
caliper volume calculation	CV
Cannon-Hicks & Associates Ltd.	Cannon-Hicks
capital cost estimate	CAPEX
carbon-in-pulp	CIP
Compañía Minera Mexicana de Avino	CMMA

continuous vat leaching	CVL
digital terrain model	DTM
Elena Toloso Zone	ET Zone
Environmental Impact Assessment	EIA
fire assay	FA
general and administrative	G&A
global positioning system	GPS
inductively coupled plasma spectroscopy method	ICP-MS
inductively coupled plasma	ICP
internal rate of return	IRR
International Organization for Standardization	ISO
inverse distance squared	ID2
inverse distance	ID
Kriging Efficiency	KE
Minerales de Avino, Sociedad Anonima de Capital Variable	Minerales
MineStart Management Inc.	MMI
nearest neighbor	NN
net present value	NPV
net smelter returns	NSRs
New York Stock Exchange	NYSE
operating cost estimate	OPEX
ordinary kriging	OK
preliminary economic assessment	PEA
Process Research Associates Ltd.	PRA
Qualified Person	QP
quality assurance/quality control	QA/QC
reverse circulation	RC
silver equivalent	Ag_Eq
standard reference materials	SRMs
theoretical slope of regression	ZZ
Toronto Stock Exchange Venture Exchange	TSXV
Universal Transverse Mercator	UTM
water displacement	WD

1.0	SUMMARY

1.1	Introduction

Avino Silver & Gold Mines Ltd. (Avino) is a Canadian-based mining and exploration company listed on the Toronto Stock Exchange Venture Exchange (TSXV) and the New York Stock Exchange (NYSE) with precious metal properties in Mexico and Canada.

The Avino Mine (the Property or the Project), near Durango, Mexico, is Avino’s principal asset and is the subject of this technical report, which includes a current resource estimate on the Avino and San Gonzalo veins, as well as the previously reported estimate on the oxide tailings (Tetra Tech 2012). Avino holds a 96.5996% interest in the Property through its subsidiary company called Compañía Minera Mexicana de Avino (CMMA). Avino commenced development, including drilling and bulk sampling, on the San Gonzalo vein in 2010 and this work is ongoing. This marks the resumption of activity on the Property since 2001, when low metal prices and the closure of a key smelter caused the mine to close after having been in operation continuously for 27 years. Between 1976 and 2001, the mine produced approximately 497 t of silver, 3 t of gold, and 11,000 t of copper (Slim 2005) as well as an apparently undocumented amount of lead.

This report includes a summary of material information concerning a preliminary economic assessment (PEA) conducted on part of the Property by Tetra Tech and filed in 2012. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Furthermore, there is no certainty that the resource estimate will be realized.

The majority of the information has been sourced from data provided by Avino, Avino internal reports, Slim (2005d), and Gunning (2009). The majority of the information was provided in English, but some information was written in Spanish and subsequently translated into English.

1.2	Property Description and Location

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt, 82 km northeast of Durango City (Figure 1.1). The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha. Of these, 22 mineral concessions, totalling 1,005.104 ha, are held by CMMA (Avino’s Mexican subsidiary company), by Promotora Avino SA de CV, and by Susesion de la Sra. Elena del Hoyo Algara de Ysita. Ownership proportions are summarized in Table 1.1.

Avino Silver & Gold Mines Ltd.	1-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 1.1	General Property Location Map

Avino Silver & Gold Mines Ltd.	1-2	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 1.1	Summary of Property Ownership

Company	Relationship to Avino Silver and Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
CMMA	Subsidiary	96.60
Promotora Avino, S.A. de C.V.	Subsidiary	2.68
Total Effective Ownership of Avino Mine Property	-	99.28
Estate of Ysita	Non-controlling interest	0.72
Total	-	100.00

Through its subsidiary company, Avino entered into an agreement (the Agreement) on February 18, 2012 with Minerales de Avino, Sociedad Anonima de Capital Variable (Minerales), whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession.  The La Platosa concession covers 98.83 ha and hosts the Avino vein and Elena Toloso Zone (ET Zone).

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years.  In consideration of the grant of these rights, Avino must pay to Minerales the sum of US$250,000 by the issuance of common shares of Avino.  Avino will have a period of 24 months for the development of mining facilities.  Avino has also agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (NSRs), at the commencement of commercial production from the concession.

All concessions are current and up to date based on information received.  Mineral concessions in Mexico do not include surface rights and Avino has entered into agreements with communal landowners (Ejidos) of San Jose de Avino, for the temporary occupation and surface rights of the concessions.

1.3	Geology and Mineralization

The Property is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists mainly of volcanic flows, sills, and tuffaceous layers of andesite, rhyolite, and trachyte.  Individual rock units vary from 300 to 800 m in thickness.  Andesitic rocks outcrop over most of the region with other rock types occurring more sparsely to the north (Slim, 2005d).

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which appear to be linked to the onset of the Avino vein mineralization.  Other post-mineralization dykes of intermediate to felsic composition outcrop in various areas and appear to cause minor structural displacements.  A number of thin mafic sills are also found in various parts of the region and are related to recent volcanism.

Avino Silver & Gold Mines Ltd.	1-3	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Regionally, the Avino concession is situated within a 12 km north-south by 8.5 km caldera, which hosts numerous low sulphidation epithermal veins, breccias, stockwork and silicified zones. These zones grade into a “near porphyry” environment, particularly in the Avino Mine area. The caldera has been uplifted by regional north trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence, a favourable host rock, within the caldera. This sequence is overlain by rhyolite to trachytes with extensive ignimbrite layers forming the upper volcanic sequence and is intruded by monzonite bodies. The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito and Yolanda areas. A northerly trending felsic dyke, probably a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low temperature vein system, with significant widths but overall low precious metal values, trends north-northwest, similar to the felsic dyke and with similar continuity across the property. The two structures may occupy deep crustal faults that controlled volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora and El Fuerte-Potosina volcanic centres and the Aguila Mexicana controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Silver- and gold-bearing veins crosscut the various lithologies and are generally oriented north-northwest to south-southeast and northwest to southeast. The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters. The oxide tailings material is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings. In Mexico, these types of deposits can have large lateral extents, but can be limited in the vertical continuity of grades.

The valuable minerals found during the period of mining of the oxide zone were reported to be argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold and native copper. The gangue minerals include hematite, chlorite, quartz, barite, pyrite, arsenopyrite and pyrrhotite. Malachite, anglesite, and limonite are common in the quartz zones of the weathered parts of the oxide material.

1.3.1	Avino Vein

The Avino vein was the primary deposit mined during the 27 years of open pit and underground production prior to 2001. It is 1.6 km long and 60 m wide on the surface. To date, the deepest level mined was at the 2,070 m level (330 m below surface).

1.3.2	San Gonzalo Vein

The San Gonzalo vein system, including the crosscutting Angelica vein, is located 2 km northeast of the Avino vein. It constitutes a strongly developed vein system over 25 m across, trending 300 to 325°/80° northeast to 77° south. It is characterized by banded textures and open-space filling and has an average width of 2 m. The silica-pyrite or iron oxide-sericite alteration with additional stockworking extends across 300 m, south of the main San Gonzalo vein. The vein was mined historically and underground workings extend over an area approximately 150 m along strike and 136 m in depth. The age of the tailings associated with the vein is unclear.

Avino Silver & Gold Mines Ltd.	1-4	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

1.3.3	Oxide and Sulphide Tailings

The tailings are situated approximately 500 m west-southwest of the main shaft to the old underground workings. The oxide tailings (at the bottom of the pile) are primarily derived from weathered and oxidized rocks close to the surface on the Property, whereas the sulphide tailings (at the top of the pile) are predominantly derived from material sourced at depth from the underground workings. At this time, it is not clear what the real nature of the chemical difference between the two is, but they are distinctly different in colour. The sulphide tailings, in the absence of any definitive sampling data penetrating the depth of the pile, are an exploration target at best.

1.4	Resource Estimates

The Avino system and San Gonzalo system mineral resources were modelled and estimated using Datamine™ software version 3.20.6140.0. The reported mineral resource was interpolated using ordinary kriging (OK) and capped grades. Avino mineralization included the interpolation of silver, gold and copper, while San Gonzalo mineralization included the interpolation of silver and gold. Reported cut-offs utilize a silver equivalent (Ag_Eq) calculation where the total metal value is converted into an in situ silver resource. For reporting purposes, a base-case Ag_Eq cut-off of 100 g/t is used for the Avino system and an Ag_Eq cut-off of 150 g/t is used for the San Gonzalo system. Current cut-offs used for financial projections by Avino, based on recent market prices, include 80 g/t for the Avino system and 120 g/t for the San Gonzalo system.

The oxide tailings mineral resource was estimated using Geovariance Isatis™ software and OK interpolation with uncapped grades. The assay values for this estimate are based on 28 drillholes which were completed on the tailings by CMMA in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. A specific gravity of 1.605 was used based on the global average for the oxide tailings reported by Slim (2005d). For reporting purposes, a silver cut-off of 50 g/t was used; an Ag_Eq value was not calculated for the oxide tailings. This mineral resource was estimated by Mr. Mike O’Brien, and has an effective date of July 24, 2012. It was originally disclosed by Tetra Tech (2012), but is considered current.

Table 1.2 provides the base case values for all current mineral resources for the Avino Mine, including the Avino and San Gonzalo systems and the oxide tailings.

No mineral resource has been estimated for the sulphide tailings portion of the Property.

Avino Silver & Gold Mines Ltd.	1-5	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 1.2	Summary of Mineral Resources for the Avino Mine

Resource Category	Deposit	Cut-off Ag_Eq*	Tonnes	Contained Metal				Grade
				Ag_Eq (oz)	Ag (oz)	Au (oz)	Cu (t)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
Measured	San Gonzalo System	150	71,416	914,791	759,801	3,288	N/A	398	331	1.432	N/A
Total Measured - All Deposits		-	71,416	914,791	759,801	3,288	N/A	-	-	-	-
Indicated	Avino System	100	4,253,968	23,838,629	10,835,338	72,207	30,914	174.3	79.2	0.528	0.727
Indicated	San Gonzalo System	150	222,407	2,763,069	2,043,514	15,263	N/A	386	286	2.134	N/A
Total Indicated - All Deposits		-	4,476,375	26,601,698	12,878,852	87,470	30,914	-	-	-	-
Inferred	Avino System	100	3,220,896	16,262,944	7,068,831	75,858	17,719	157	68.3	0.733	0.55
Inferred	San Gonzalo System	150	1,085,276	10,494,843	8,158,834	49,549	N/A	300.8	233.8	1.42	N/A
Inferred	Oxide Tailings	50*	2,340,000	N/A	6,660,000	39,530	N/A	N/A	91.3	0.54	N/A
Total Inferred - All Deposits		-	6,646,172	26,757,787	21,887,665	164,937	17,719	-	-	-	-

Note:           *Ag_Eq not calculated for the oxide tailings resource; cut-off in g/t Ag.

Avino Silver & Gold Mines Ltd.	1-6	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

1.5	Mineral Processing, Metallurgical Testing and Recovery Methods

1.5.1	Avino Vein

Avino is not conducting mining activity on the Avino vein. No mineral processing methods or metallurgical testing is underway or proposed for the Avino vein.

Prior to the mine shutting down in 2001, Avino operated a 1,000 t/d processing plant producing a copper concentrate that was sold to a smelter in San Luis Potosi. The plant consisted of a conventional three-stage crushing circuit with the tertiary crusher in closed circuit with a screen. Fine crushed material was fed to a ball mill and classified with a cyclone. The fines from the cyclone reported to the flotation circuit where typical flotation reagents for copper minerals were used. The concentrate from the rougher and scavenger circuits were upgraded in a cleaner circuit with the final concentrate reporting to a thickener, vacuum filter and dryer. The concentrate was dried to approximately 8% moisture and then shipped to the smelter. Flotation tailing was pumped to the permitted tailings impoundment where decant water is reclaimed for process use.

1.5.2	San Gonzalo Vein

Avino is currently conducting mining activity on the San Gonzalo vein, including processing of San Gonzalo vein material at the mine plant.

The process plant consists of crushing and grinding facilities, followed by a flotation process circuit to recover and upgrade silver and gold from the feed material. Common reagents were used within the flotation circuit. The flotation concentrate is thickened, filtered to 9.9% moisture content, and sent to the concentrate stockpile for subsequent shipping to customers.

The final flotation tailing is disposed of in the tailing pond.

1.5.3	Oxide Tailings

Tetra Tech used the estimated grade values and test work results as reported by MineStart Management Inc. (MMI) and Process Research Associates Ltd. (PRA), who conducted the metallurgical tests.

Tetra Tech investigated gravity separation, flotation, cyanide leach, carbon-in-pulp, and heap leach processing options. Using the recoveries and process conditions resulting from these tests, the capital costs to construct a processing plant using selected process options were developed while the operating costs associated with each option were determined and a financial model compiled. A heap leach operation indicated the best financial alternative.

Avino Silver & Gold Mines Ltd.	1-7	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

1.6	Mining Methods

1.6.1	Avino Vein

Avino is not currently conducting mining activity on the Avino vein. In addition, no mining methods are currently proposed for any potential mining activity on the Avino vein.

1.6.2	San Gonzalo Vein

Avino is currently conducting mining activity on the San Gonzalo vein. Both cut-and-fill and shrinkage stoping are used to feed the mill which is currently configured to accommodate 230 t/d of dry material from San Gonzalo. A contractor is used for haulage. More information can be found in Section 16.2.

1.6.3	Oxide Tailings

This tailings mineral resource will be mined through surface methods and without blasting. A truck/front-end loader arrangement has been selected and will operate one 8 h shift per day, 365 d/a for the 4.7-year life of this Project.

Initially the oxide tailings will be processed without having to move the sulphide tailings, which covers a portion of the oxide tailings. Not all of the sulphide tailings need to be removed to gain access to the oxide tailings. Approximately 0.5 Mt/a of oxide tailings will be sent to the heap leach pad.

1.7	Environmental

Environmental settings, permits and registrations, and environmental management strategies that may be required for the Project are summarized in Section 20.0. Permits and authorizations required for the operation of the Project may include an operating permit, an application for surface tenures, a waste water discharge registration, a hazardous waste generator's registration, and an Environmental Impact Assessment (EIA) or Evaluación de Impacto Ambiental. Acid-base accounting (ABA) tests have indicated that mild acid generation may already have started on the tailings dam. A gap analysis and additional tests to further characterize current conditions of the tailings should be completed to properly design a tailings management plan.

1.8	Capital and Operating Costs

1.8.1	Avino Vein

Avino is not currently conducting mining activity on the Avino vein.  No capital or operating costs have been proposed for any potential mining activity on the Avino vein.

Avino Silver & Gold Mines Ltd.	1-8	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

1.8.2	San Gonzalo Vein

Capital Costs

The actual capital expenditures to date on the San Gonzalo vein are summarized in Table 1.3.  The capital expenditures (in US dollars) have been broken down by year and area.

Table 1.3	Capital Costs for the San Gonzalo Vein

	2011	2012	2013	Total
Mine	695,411	338,474	1,527,106	2,560,991
Mill	270,760	184,451	160,399	615,610
Development	2,881,768	1,841,757	176,360	4,899,885
Geological	-	90,660	169,441	260,101
Total	-	-	-	8,336,587

Source:   Avino 2013d, 2012, and 2011b

Mine and mill capital costs were attributed to equipment purchases. Development was for the construction of the haulage ramp and installation labour and geological for engineering services.

Operating Costs

The actual operating costs (in US dollars) during Q4 2012 and Q1 2013 are presented in Table 1.4.

Table 1.4	Operating Costs for the San Gonzalo Vein

Description	Q4 2012	Q1 2013	Total Cost	Cost per tonne Processed
Total Milled Tonnes Q4 2012 and Q1 2013	-	-	-	39,262
Direct Costs	-	-	-	-
Mining	910,095	1,621,393	2,531,488	64
Milling	168,806	374,031	542,837	14
Geological	178,394	189,715	368,109	9
Total Direct Costs	1,257,295	2,185,139	3,442,434	88
General and Administrative (G&A)	127,393	86,941	214,334	5
Total Operating Costs	1,384,688	2,272,080	3,656,768	93

Source:  Avino 2013d, 2012, and 2011b

The mine and milling costs included operating and maintenance labour together with the associated consumable supplies.  Power was included in the milling costs.  The geological component was mostly technical labour.

Avino Silver & Gold Mines Ltd.	1-9	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

1.8.3	Oxide Tailings

Tetra Tech (2012) developed the capital cost estimate (CAPEX) for the Project based on the treatment of 1,370 t/d, or 500,000 t/a of oxide tailings.  A total cost of US$29.1 million, including contingency, was estimated as the CAPEX for the Project (Table 1.5).

Table 1.5	CAPEX Summary

Item/Description	Cost (US$)
Direct Costs
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632
Indirect Costs
Engineering, Procurement, Construction Management, Quality Assurance and Vendor Representatives	2,658,728
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total CAPEX	29,138,596

Table 1.6 gives the overall estimated cost summary for the processing facility and the G&A costs based on 1,370 t/d, with an availability of 90% and 365 operating days per year.

The annual operating cost estimate (OPEX) for the process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at a processing rate of 1,370 t/d.  An incremental increase in the G&A OPEX is estimated to be US$752,656, or US$1.51/t of tailings treated.

Table 1.6	OPEX Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Process Manpower
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.28
Subtotal	49	860,472	1.72
table continues…

Avino Silver & Gold Mines Ltd.	1-10	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Process Supplies
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.90
Power Supply	-	479,947	0.96
Subtotal	-	5,512,368	11.02
Total Process OPEX	49	6,372,840	12.74
G&A Costs
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A OPEX	11	752,656	1.51
Total OPEX	60	7,125,496	14.25

1.9	Economic Analysis

1.9.1	Avino Vein

No economic analysis has been performed on the Avino vein.

1.9.2	San Gonzalo Vein

No economic analysis has been performed on the San Gonzalo vein.

1.9.3	Oxide Tailings

Tetra Tech (2012) prepared an economic evaluation of the Project based on a pre-tax financial model.

The pre-tax financial results are:

•	54.5% internal rate of return (IRR)

•	1.6-year payback

•	US$38.6 million net present value (NPV) at an 8% discount rate.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Furthermore, there is no certainty that the resource estimate will be realized.  Mineral resources that are not mineral reserves and have not demonstrated economic viability.

1.9.4	Sulphide Tailings

No economic analysis has been performed on the sulphide tailings

Avino Silver & Gold Mines Ltd.	1-11	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

1.10	Recommendations

Tetra Tech’s recommendations are summarized below.  These recommendations are not required for continued mine development on the Property, and therefore a cost estimate for this work is not provided.  The recommendations cover a variety of concerns noted by Tetra Tech regarding database management, quality assurance/quality control (QA/QC), health and safety, and environmental factors.

1.10.1	Geology

Database Management

Tetra Tech recommends a single, compiled database be maintained, containing all drillhole and channel sample data for both veins. Additional detailed recommendations related to this database are provided in Section 26.1.1.

Geology Data and Interpretation

Geology data for the mine is not currently being stored in a digital format, and the geology interpretation is inconsistent and at times incorrect. Specific recommendations for improving geology data capture and interpretation are provided in Section 26.1.2.

Survey Data

Tetra Tech recommends that a multi-shot, non-magnetic instrument (Reflex Gyro or Reflex Maxibor) be used for downhole surveys on all future drillholes on the Property. Survey measurements should be collected at least every 10 m down the hole, and all drillholes should be cemented following completion.

Specific Gravity Sampling and Analysis

Tetra Tech recommends that all future specific gravity analyses be completed using the water displacement method, which is generally more accurate than caliper measurement. Additional detailed recommendations are provided in Section 26.1.4.

QA/QC Sampling

Tetra Tech recommends QA/QC samples be included in all drilling and channel sampling completed on the Property, according to industry best practices. Additional detailed recommendations are provided in Section 26.1.5.

Additional Drilling

For the confidence in the Inferred Mineral Resource of oxide tailings to be improved, a drilling campaign should be carried out with suitable equipment (sonic drilling is recommended to recover unconsolidated material with variable moisture content). At the same time, the overlying deposit of sulphide tailings should be drilled. To achieve a nominal drill collar spacing of 50 m by 50 m, 90 holes with an average length of 20 m would be required for a total of 1,800 m of drilling.

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Additional surface drilling on the Avino and San Gonzalo veins is not currently planned by Avino. Drilling on the San Gonzalo vein using Avino’s underground diamond drill is planned as drift development progresses, with the goal of further definition of the San Gonzalo vein and in particular of high grade areas.

Resource Estimate

A resource estimate for the sulphide tailings should be completed for mine planning purposes, in addition to an updated oxide tailings resource estimate, following the drilling program recommended above.

Both the Avino and San Gonzalo veins contain mineral resources estimated at a classification level of Indicated or higher.  As such, further drilling would not be required to include these resources in economic analyses at a prefeasibility or feasibility level.  Further drilling would be required in order to include any Inferred resources in these studies, however.

1.10.2	Process

Avino and San Gonzalo Veins

For the next phase of the study, Tetra Tech recommends that Avino submit representative samples from both the Avino and San Gonzalo veins for further metallurgical tests.

Oxide and Sulphide Tailings

Based on the conclusions within the components of this technical report, it is recommended that the following tasks could be executed for verifying the material within the tailings:

•	drill the surface of both tailings dam areas to determine the volumes and bulk density of each of the oxide and sulphide tailings material

•
take sufficient amounts of samples from both oxide and sulphide tailings to obtain representative samples for assay and metallurgical test work to confirm the grade of the deposit and the recovery of silver and gold from the heap leach process

•	use the metallurgical results from the test work program to confirm/define the duration of leaching on the pad, the reagent consumption values and the silver and gold precipitation efficiencies

•	use the metallurgical results from the metallurgical test work program to develop a heap leach flowsheet

•
based on accurate assay and reproducible metallurgical test work data, prepare an economic analysis for the retreatment of the oxide tailings dam material, the sulphide tailings dam material, and for the treatment of both oxide and sulphide tailings material.

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Technical Report on the Avino Property, Durango, Mexico

Refurbished Equipment

The suitability and/or the possibility of refurbishing the existing equipment at the Avino Mine plant site needs to be evaluated more closely.  The general availability of used equipment from other locations in the Durango district, or in Mexico, would need to be investigated.

Assay Laboratory Equipment

The assay laboratory would require re-equipping with suitable equipment.  The availability of suitable, used laboratory equipment and facilities is not known.

Sulphide Tailings

The option of whether the sulphide tailings should be re-treated on the heap or relocated and dumped elsewhere, while possibly being treated for environmental remediation, is not known at this stage.  The absence of reliable sulphide tailings dump metallurgical information makes quantification difficult.  A detailed trade-off study should be undertaken to determine whether the re-treatment of this material would contribute to the profitability of the Project.

1.10.3	Environmental

Government agencies should be consulted prior to the permitting process to determine if current permits for the San Gonzalo Mine can been revised.  The cost of expropriating agricultural land for the leach pad, and the cost of water which would have to be redirected to the heap leach project but which is currently used for agricultural purposes has not been assessed.  Once the mine plan, site layout and tailings management plan are further along and have definitive locations, the cost of these factors should be addressed.  The cost for monitoring environmental effects post mine closure needs to be estimated.

A detailed trade-off study should be undertaken to characterize current conditions of the sulphide tailings and to determine whether the re-treatment of this material would contribute to the profitability of the Project.

There is potential for the water from the underground workings to be acid producing (Slim 2005d). Treatment of water from the underground workings was initiated in 2012 following the construction of a water treatment plant.

1.10.4	Mining

Tetra Tech has numerous recommendations related to mining of the Avino and San Gonzalo veins, including many with health and safety implications. These are provided in detail in Section 26.4.

1.10.5	Project Development

Tetra Tech recommends that a PEA be completed for the entire Property, including a resource estimate for the sulphide tailings and an updated estimate for the oxide tailings.

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Technical Report on the Avino Property, Durango, Mexico

2.0	INTRODUCTION

Avino is a Canadian-based mining and exploration company listed on the TSXV and NYSE, trading under the symbol “ASM”.  Avino has precious metal properties in Mexico and Canada and has a head office located at 900-570 Granville Street, Vancouver, BC, Canada, V6C 3P1.

Tetra Tech has been retained by Avino to produce a new technical report on the Avino Property.  The primary purpose of this new report is to disclose two new mineral resource estimates for the Avino vein and San Gonzalo vein portions of the Property.  The report also includes a summary of curent information previously disclosed in a Tetra Tech report filed in 2012, comprising a mineral resource estimate and preliminary economic assessment on the oxide tailings portion of the Property.  This report has been prepared in accordance with National Instrument 43-101 and Form 43-101F.

2.1.1	Units of Measurement

All units of measurement used in this technical report and resource estimate are in metric, and currency is expressed in US dollars, unless otherwise stated.

2.2	Effective Dates

The effective date of this report is July 19, 2013.

2.3	Information and Data Sources

The majority of the information has been sourced from data provided by Avino, Avino internal reports, Slim (2005d), and Gunning (2009).  The majority of the information was provided in English, but some information was written in Spanish and subsequently translated into English.

In preparation of this report, various historical engineering, geological and management reports compiled about the Project or site were reviewed and supplemented by direct site examinations and investigations.  All the data files reviewed for this study were provided by Avino in the form of hard copy documents, .pdf reports, .xls files, email correspondence, and personal communication with management and personnel from Avino.  Work completed by Avino includes several decades of open pit and underground mining, drilling and sampling, trenching, metallurgical testing, and geophysical surveying.

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Technical Report on the Avino Property, Durango, Mexico

The main sources of information in preparing this report are:

•	Gunning, D. 2009. Resource Estimate on the San Gonzalo Vein – A Part of the Avino Mine, Durango, Mexico, for Avino Silver and Gold Mines Ltd. Prepared by Orequest. Effective date August 31, 2009.

•	Slim, B. 2005d. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. October 25, 2005.

•	Huang, J. and Tan, G. 2005. Metallurgical Test Work on Avino Tailings, Durango, Mexico. Report to Brian Slim, MineStart Management Inc. Prepared by Process Research Associates Ltd. March 28, 2005.

A complete list of references is provided in Section 27.0.

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Technical Report on the Avino Property, Durango, Mexico

3.0	RELIANCE ON OTHER EXPERTS

In preparation of this report, Tetra Tech has relied upon others for information, and disclaims responsibility for information derived from reports pertaining to mineral tenure, property ownership, surface rights, environment, royalties, and social issues, as discussed in the following sections:

•	mineral tenure, property ownership, royalties and surface rights and discussed in Sections 4.2 and 4.3

•	environmental and and social issues are discussed in Section 20.0 and in greater detail in Tetra Tech’s previous report (Tetra Tech 2012).

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Technical Report on the Avino Property, Durango, Mexico

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt on the eastern edge of the Sierra Madre Occidental mountain range. The nearest major center is the city of Durango, 82 km to the southwest of the Property. The Property is within the municipality of Pánuco de Coronado between the towns of Pánuco de Coronado and San José de Avino. The Property is located at latitude N 24° 53', longitude W 104° 31', 14 km northwest of Highway 40D.

The Property is situated as illustrated in Figure 4.1 and Figure 4.2.

4.2	Property Ownership

The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha.

In 1968, Avino Mines and Resources Ltd. acquired a 49% interest in CMMA and Minera San José de Avino SA, which together held mineral claims totalling 2,626 ha (6,488 ac). Avino Mines and Resources Ltd. retained Vancouver based Cannon-Hicks & Associates Ltd. (Cannon-Hicks), a mining consulting firm, to conduct the exploration and development of the Property. Cannon-Hicks exploration activities included surface and underground sampling and diamond drilling (VSE 1979).

In early 1970, Avino Mines and Resources Ltd. signed a letter of intent with Denison Mines Ltd. for the future development of the Avino Mine. However, the agreement was never signed.

In May 1970, Avino Mines and Resources Ltd. signed a formal agreement with Selco Mining and Development (Selco), a division of Selection Trust Company. Due to other commitments, Selco abandoned its interest in the Project in 1973 (VSE 1979).

In October 1973, Avino Mines and Resources Ltd. signed a new agreement with S.G.L. Ltd. and Sheridan Geophysics Ltd. Under the terms of the agreement, S.G.L. Ltd. was to provide up to $500,000 plus the management to erect a production plant. The agreement provided for the return of the capital from first cash flow, plus a management fee and interest payment together with an option to convert a portion of the advanced funds to common shares. The agreement with S.G.L. Ltd. was terminated in mid-1976.

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Technical Report on the Avino Property, Durango, Mexico

Figure 4.1 General Property Location Map

4.3	Mineral Concessions and Agreements

The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha (Figure 4.3). Of these, 22 mineral concessions totalling 1,005.104 ha, are held by CMMA (Avino’s Mexican subsidiary company), Promotora Avino SA de CV, and Susesion de la Sra. Elena del Hoyo Algara de Ysita. Ownership proportions and mineral concessions are summarized in Table 4.1 and Table 4.2, respectively.

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Technical Report on the Avino Property, Durango, Mexico

Figure 4.2 Property Location Map

Table 4.1 Summary of Property Ownership

Company	Relationship to Avino Silver and Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
CMMA	Subsidiary	96.60
Promotora Avino, S.A. de C.V.	Subsidiary	2.68
Total Effective Ownership of Avino Mine Property	-	99.28
Estate of Ysita	Non-controlling interest	0.72
Total	-	100.00

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Technical Report on the Avino Property, Durango, Mexico

Table 4.2	Mineral Concessions – Avino Property

Concession Name	Concession No.	Location	Hectares (ha)	Date Acquired	Expiration Date	Cost (US$/ha)	Payment (US$)
Agrupamiento San Jose (Purisma Chica)	155597	Pánuco	136.708	30/09/1971	29/09/2021	124.74	17,052.91
Agrupamiento (San Jose)	164985	Pánuco	8	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Pánuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Pánuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupamiento San Jose (San Carlos)	117411	Pánuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Pánuco	12	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Pánuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Ampliacion La Malinche	204177	Pánuco	6.01	18/12/1996	17/12/2046	124.74	749.72
Ampliacion San Gonzalo	191837	Pánuco	5.85	19/12/1991	18/12/2041	124.74	729.67
Avino Grande Ix	216005	Pánuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande Viii	215224	Pánuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Pánuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
El Potrerito	185328	Pánuco	9	14/12/1989	13/12/2039	124.74	1,122.66
Fernando	205401	Pánuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Pánuco	14	11/12/1986	12/12/2036	124.74	1,746.36
La Malinche	203256	Pánuco	9	28/06/1996	27/06/2046	124.74	1,122.66
Los Angeles	154410	Pánuco	23.713	25/03/1971	24/03/2021	124.74	2,957.96
Negro Jose	218252	Pánuco	58	17/10/2002	16/10/2052	70.88	4,111.04
San Gonzalo	190748	Pánuco	12	29/04/1991	28/04/2041	124.74	1,496.88
San Martin De Porres	222909	Pánuco	30	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Pánuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Yolanda	191083	Pánuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Total	-	-	1,005.106	-	-	-	-

Note:           Concession “La Platosa” is not included because it is not held by Avino.

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Technical Report on the Avino Property, Durango, Mexico

Figure 4.3 Map of Avino Mine Property Concessions

N
A. DE NUESTRA
SRA. FRACC.1
E.-321.1/2/766
FRAC.2
EXP.-2/766
NUESTRA SRA
EXP.-2/1.3-1087
AVINO
GRANDE VIII
E.-29427
FRAC.4
EXP.-2/766
SAN PEDRO Y
SAN PABLO
AVINO
GRANDE IX
YOLANDA
E.-321.1/336
FRAC.3
EXP.-321.1/2/766
LA
MALINCHE
E.-2/1.3-1179
AMPL. DE LA
MALINCHE
E.-2/1.3-1244
EL
POTREITO
E.-9/721
SAN MARTIN
DE PORRES
E.-2/1.3-1510,T.191522
SANTA ANA
E.-2/1.3/975
T.195678
AGUILA MEXICANA
E.-2/1.3/1084
T.200087
AMPL.
SAN GONZALO
E.-16121
SAN
GONZALO
E.-19466
LOS
ANGELES
E.-11899
PÁNUCO DE
CORONADO
GRAN LUCERO
E.-321.1/2-729
T.189477
PURISIMA CHICA
E.-12197,T.155597
NEGRO JOSE
E.-2/1.3-1656,T.194554
ESTELA
SAN CARLOS
E.-25/3860,T.117411
EL TROMPO
E.-16107
T.164044
FERNANDO
E.-2/1.3/1178
T.205401
LA PLATOSA
E.-321.42/637
T.170585
MAIN SHAFT
SAN JOSE
E.-3857,T.164965
EL CARACOL
E.-2/1.3/1067
T.199525
SAN JOSE
DE AVINO
LEGEND
AVINO HOLDINGS
OTHER HOLDINGS
MAJOR TOWN
0 200 400 600 800 1000 m
2716000N
2714000N
2712000N

On February 18, 2012, through its subsidiary company CMMA, Avino re-entered into an agreement (the Agreement) with Minerales, whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino vein and ET Zone.

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, Avino must pay to Minerales the sum of US$250,000, by the issuance of common shares of Avino. Avino will have a period of 24 months for the development of mining facilities.

Avino has agreed to pay to Minerales a royalty equal to 3.5% of NSRs, at the commencement of commercial production from the concession. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 t, then Avino must pay to Minerales in any event a minimum royalty equal to the applicable NSR royalty based on processing at a minimum monthly rate of 15,000 t. In the event of a force majeure, Avino shall pay the minimum royalty as follows:

•	first quarter: payment of 100% of the minimum royalty

•	second quarter: payment of 75% of the minimum royalty

•	third quarter: payment of 50% of the minimum royalty

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Technical Report on the Avino Property, Durango, Mexico

•	fourth quarter: payment of 25% of the minimum royalty

•	in the case of force majeure still in place after one-year of payments, payment shall recommence at a rate of 100% of the minimum royalty and shall continue being made as per the quarterly schedule.

Minerales has also granted to Avino the exclusive right to purchase a 100% interest in the concession at any time during the term of the Agreement (or any renewal thereof), upon payment of US$8 million within 15 days of Avino's notice of election to acquire the Property. The purchase would be completed under a separate purchase agreement for the legal transfer of the concession. This agreement replaces all other previous agreements.

During the month of May of each year, Avino must file assessment work made on each concession for the immediately preceding calendar year. During the months of January and July of each year, Avino must pay in advance the mining taxes which are based on the surface of the concession and the number of years that have elapsed since it was issued.

Consistent with the mining regulations of Mexico, cadastral surveys have been carried out for all the listed mineral concessions as part of the field staking prior to recording (Slim 2005d). It is believed that all concessions are current and up to date. Mineral concessions in Mexico do not include surface rights. Avino has entered into agreements with communal land owners (Ejidos) of San José de Avino, for the temporary occupation and surface rights of the concessions.

A current title opinion dated April 4, 2012, has been prepared by Juan Manuel González Olguin of the Mexican law firm Bufete González Olguin SC. Based on the review of legal opinion, issued title certificates and the unhindered residence on the Property, Tetra Tech has verified that Avino owns the concessions through its Mexican subsidiary company, CMMA, and that there is no indication of any encumbrances at the site. Furthermore, the legal document prepared by Jesús Bermúdez Fernández, dated February 18, 2012, delineating the terms of the agreement on the La Platosa concession has been sourced for information.

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Technical Report on the Avino Property, Durango, Mexico

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Topography, Elevation and Vegetation

The average elevation of the Property is approximately 2,200 masl. Local relief is estimated to be roughly 100 m ranging from the bottom bench of the tailings to the top of the open pit.

Vegetation is sparse and consists of shrubs and grasses typical of the high desert.

5.2	Accessibility and Local Resources

The Property is easily accessible by road and is an important part of the local community from which skilled workers are available. Access is provided by Highway 40, a four-lane highway leading from Durango, past the airport and on to the city of Torreon in Coahuila. Successive turn-offs for the Property are at Francisco I Madero, Ignacio Zaragoza, and San José de Avino (Slim 2005d). The Avino mineral concessions are covered by a network of dirt roads which provide easy transport access between all areas of interest on the Property and the mill at the main Avino Mine (Gunning 2009).

The nearest major city is Durango, with a population of approximately 465,000. Durango is a major mining center in Mexico where experienced labour and services can be obtained. The two towns nearest the mine are Pánuco de Coronado and San José de Avino, where the majority of the employees lived while working at the mine when it was in operation. Pánuco de Coronado has a population of approximately 12,000, and San José de Avino is a small center with a population of less than 1,000.

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Technical Report on the Avino Property, Durango, Mexico

5.3	Climate and length of Operating Season

The climate is temperate and semi-arid. In the region, the mean annual rainfall is 580.6 mm and the average annual temperature is 16.9°C. July and January average temperatures are 21.8°C and 11.3°C, respectively (www.worldclimate.com – Durango). The majority of the rainfall occurs between June and September. In the winter months, frost can occur.

Exploration, development, and mining activities may take place throughout the year without any significant seasonal impact.

5.4	Infrastructure

Infrastructure is disclosed in Section 18.0.

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Technical Report on the Avino Property, Durango, Mexico

6.0	HISTORY

6.1	Avino Mine, 1555-1968

The Avino deposit was originally discovered around 1555 by the Spanish conquistador, Don Francisco de Ibarra. In 1562, Francisco de Ibarra, was appointed governor of the newly formed province of Nueva Vizcaya, in the Viceroyalty of Nueva España (New Spain) and, in 1563, founded the town of Durango. Francisco de Ibarra led several expeditions in search of silver deposits in the region and is recognized as having established Minas de Avino, present day Avino Mine; San Martín, Durango; and Pánuco, Sinaloa. Mining operations at the Avino Mine are said to have commenced in 1562-1563 and have been in production until the early 1900s. Operations at the Avino Mine continued up to the onset of the War of Independence (1810) when operations were interrupted but continued through to the early 1900s.

In 1880, the mines were taken over by Avino Mines Ltd., a company controlled by American and English interests. With aid of new industrial technology the Avino mine developed into a more efficient mining operation. By 1908, the Avino Mine was considered one of the largest open pit mines in the world and equipped with one of the largest lixification smelters (Gallegos 1960; Bannon 1970; VSE 1977; Slim 2005d).

During the outbreak of the Mexican Revolution in 1910, proceeds from the mine supplied funds to the revolutionary forces. Since much of the fighting occurred in and around Durango and the risk posed by brigands hiding in the mountains was high, the mine was abandoned in 1912.

Between 1912 and 1968, the mine was worked intermittently on a very small scale (Avino Annual Report 1980). There is no known historical record of production from the Avino Mine during this period.

The Avino Property was acquired under current ownership in 1968.

6.1.1	San Gonzalo Deposit

The history of the San Gonzalo deposit is not well known. Shallow workings from an old mine are present in the San Gonzalo vein, and consist of small underground workings which were originally accessed by a five-level vertical shaft. These workings were sampled by M. Evans in 1954. The workings are accessible through a raise that was driven in 2012 which is being used for ventilation. No attempts have been made to duplicate the results of the 1954 sampling. The limits of past workings have been taken from old maps but are assumed to be reasonably accurate (Gunning 2009).

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Technical Report on the Avino Property, Durango, Mexico

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Property Is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists mainly of volcanic flows, sills, and tuffaceous layers of andesite, rhyolite, and trachyte. Individual rock units typically vary from 300 to 800 m in thickness. Andesitic rocks outcrop over most of the region with other rock types occurring more sparsely to the north (Slim 2005d).

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which appear to be linked to the onset of the Avino vein mineralization. Other post-mineralization dykes of intermediate to felsic composition outcrop in various areas and appear to cause minor structural displacements. A number of thin mafic sills are also found in various parts of the region and are related to recent volcanism.

Higher areas of the Sierra Madre Occidental surrounding the mine are composed of rhyolites and ignimbrites of the Upper Volcanic Series, with thicknesses approaching 1,500 m.

The Avino district has been affected by a number of tectonic events, some possibly related to the Laramide orogenic event. Other tectonic events in the region appear to be associated with later igneous events, both extrusive and intrusive, causing the formation of various systems of pre-mineralization faulting. These fault systems usually produced normal displacement of the pre-existing rocks, and generally strike northwest-southeast. Additional normal fault systems are also observed in the region, striking northeast-southwest and dipping towards the south.

Post-mineralization faulting has produced the present rough topography. One of the most significant regional features of the district is the Avino Fault which strikes northwest 20° southeast and dips southeast and appears to cut off the mineralization, juxtaposing the Upper and Lower Volcanic series.

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Technical Report on the Avino Property, Durango, Mexico

7.2	Property Geology and Mineralization

The Avino concession is located within a 12 km (north-south) by 8.5 km (east-west) caldera.  The Property contains numerous low-sulphidation epithermal veins, breccias, stockwork, and silicified zones that grade into a “near porphyry” environment, particularly in the Avino Mine area.  The caldera has been uplifted by regional north-trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence within the caldera.  The lower volcanic sequence is overlain by the upper volcanic sequence, consisting of rhyolite to trachyte flows and extensive ignimbrites and intruded by monzonite bodies.  The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalope, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito and Yolanda areas.  A northerly trending felsic dyke, possibly a feeder to the upper volcanic sequence, transects the Property and many of the veins.  The Aguila Mexicana low temperature vein system, with significant widths but overall low precious metal values, trends north-northwest at a similar orientation to the felsic dyke and with similar continuity across the Property.  The two structures may occur along deep crustal faults that controlled volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora and El Fuerte-Potosina volcanic centres and the Aguila Mexicana structure controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Silver- and gold-bearing veins cross-cut the various lithologies and are generally oriented north northwest-south southeast and northwest-southeast (Figure 7.1 and Figure 7.2).  The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters; the oxide tailings material (Section 7.2.3) is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth, below the leached zone.  In Mexico, these types of deposits can have large lateral extents, but can be limited in the vertical continuity of grades.

In the oxide zone, mineralization is primarily hosted by the minerals argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold, and native copper.  Other minerals present in mineralized areas, but not hosting the metals of interest, include hematite, chlorite, quartz, barite, pyrite, arsenopyrite and pyrrhotite.  Malachite, anglesite and limonite are common in the quartz zones of the weathered parts of the oxide material.

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Technical Report on the Avino Property, Durango, Mexico

Figure 7.1	General Map of Property Geology

Source: Modified after Gunning (2009)

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Technical Report on the Avino Property, Durango, Mexico

Figure 7.2	Plan Map of San Gonzalo Veins and Other Nearby Veins

Source: Modified after Gunning (2009)

Avino Silver & Gold Mines Ltd.	7-4	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

7.2.1	Avino Vein

Geology and mineralization of the Avino vein are summarized from Slim (2005d).

The Avino vein is 1.6 km long and 60 m wide on the surface. To date, the deepest level accessed was at the 2,070 m level (330 m below surface).

The Avino vein is the most striking and important example of the epithermal mineralization of the district whose structures are normally weathered and leached in their upper section as a result of contact with atmospheric waters producing a band of oxide minerals and zones of supergene enrichment to a depth of about 70 m.

In the oxide portion of the Avino vein, the common minerals encountered include hematite, limonite, anglesite and copper carbonate in white or green, somewhat chloritized, quartz zones. The common primary and secondary minerals encountered are argentite, bromargyrite, chalcopyrite, chalcocite, galena sphalerite, bornite, native silver, free gold, and native copper. Other minerals present in mineralized areas include quartz, pyrite, chlorite, barite, arsenopyrite, pyrrhotite and specularite.

Higher silver values, which appear to be found at or near the surface, are reported to decrease overall with depth, except at vein intersections where higher values are more persistent. The same can be said for gold, although the higher values start just below the onset of silver mineralization, at or near the surface. In contrast, higher copper values coincide with vein intersections and may increase with depth.

The Avino vein has been followed longitudinally for more than 1,300 m and vertically for more than 600 m. It strikes north 66° east with an east-west splay, and dips to the south and southeast at 60° to 70°. Steeply dipping, acicular high grade zones within the vein and stock-work zones are frequently found in the upper part of the vein, as well as at its intersections with a number of lateral veins. An example of a higher grade area of mineralization encountered with major lateral vein intersecting the Avino was the El Hundido, which exceeded 40 m in thickness. In the lower areas of the vein and mine, mineralized cross-veins, branch-veins, and stockwork zones have been found in the footwall at San Luis and at El Hundido, and are assumed to persist with depth. The hanging wall of the Avino vein is andesite, while the footwall is a monzonite intrusive with andesite sections. A post-mineralization fault parallel with the vein occurs in the hanging wall at a distance of several metres in the area of San Luis, while in the central part of El Hundido, this fault is located at the contact with the vein over a distance of about 300 m, up to the area of Santa Elena and San Antonio. From that point, and proceeding toward the El Chirumbo Mine, this fault cuts the vein between the face at San Carlos to the face exposed at the underground ramp. The fault then enters the footwall where it remains until a point about 30 m east of the west face of the Chirumbo area, producing a downward displacement of the vein of between 50 to 100 m.

At Chirumbo, the fault largely replaces the vein due to strong leaching by post-mineralization circulating of water in the gouge. On the east face at Chirumbo, the fault again enters the hanging wall; in this zone the vein is composed of branches and stockwork and to the east of this point the fault crosses the vein numerous times.

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Technical Report on the Avino Property, Durango, Mexico

The deposit is epithermal and made up of veins and dependent stockwork structures, mainly in the hanging wall and often associated with vein intersections. Four vein systems have been described which, in decreasing order of importance, are:

•	system striking east-west, dipping south at 60° to 70°, including the Avino Vein and its possible extension in the Cerro de San Jose

•	system striking north 60° to 70° west, dipping 60° to 80° southwest, comprising the following important veins: El Trompo, San Juventino, San Jorge, Platosa, Los Reyes, Potosina, El Fuerte, and Conejo

•
system striking north 20° to 30° west, dipping between 60° to 80° to either the southwest or northeast, comprising the following significant veins: San Gonzalo, Aguila Mexicana, and La Calcita, as well as the Stockwork La Potosina, and the Stockwork El Fuerte

•	systems striking north 60° to 80° east, dipping 60° to 80° southeast, comprising the following veins: Santiago, Retana, Nuestra Senora, and San Pedro and San Pablo.

Alteration has been reported in three main types:

•	Propylitic alteration is most common in andesite, giving the andesite a greenish tint.

•	Argillaceous alteration appears mainly in the upper parts of the veins and manifests itself as a whitening of the country rock due to alunite and montmorillonite clays.

•	Silicification, chloritization, and pyritization alteration is observed in the hanging wall and footwall, and is more prominent closer to the vein.

7.2.2	San Gonzalo Vein

The San Gonzalo vein is located approximately 1.4 km northeast of the eastern modelled extent of the Avino vein. The San Gonzalo vein system constitutes a strongly developed vein system over 25 m wide, trending 300° to 325°/80° northeast to 77° south. It is characterized by banded textures and open-space filling. The main vein has an average width of 2 m, but the silica-pyrite or iron oxide-sericite alteration with additional stock working extends across 300 m, south of the main San Gonzalo vein to the Los Angeles vein. The San Gonzalo vein appears to be related to the Los Angeles vein and the two are separated by a suspect offset fault (Figure 7.1 and Figure 7.2). The San Gonzalo is a typical narrow vein precious metal deposit with some erratic values and extends approximately 2 km to the northwest to the Santa Ana-Malinche area (Gunning 2009).

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Technical Report on the Avino Property, Durango, Mexico

The Cerro San Jose-La Estella-San Gonzalo Cerro San Jose represents a distinct hydrothermal centre with similar characteristics to the Avino system which include the following (Paulter 2006):

•	occur on a topographic high

•	strong to intense silicification and brecciation

•	easterly trending stockwork system similar to the trend of the Avino vein

•	similar temperatures of formation to Avino

•	presence of an intersecting northwesterly trending vein system (la Estella at San Jose and San Juventino at Avino)

•	emplacement along a northerly trending, deep crustal fault zone (defined by the Aguila Mexicana Vein at Cerro San Jose and the felsic dyke at Avino).

7.2.3	Oxide and Sulphide Tailings

The Avino tailings dam is located approximately 500 m west-southwest of the main shaft to the old underground workings and 2.5 km southwest of the San Gonzalo vein. An orthogonal view of the tailings dam is shown in Figure 7.3.

Within the tailings dam, there are three distinct benches:

•	Lower oxide bench (referred to as Phase 1.1 in Section 14.3).

•	Upper oxide bench (referred to as Phase 1.2 in Section 14.3).

•	Upper bench or sulphide bench (referred to as Phase 2 in Sections 14.3 and 14.4).

The oxide tailings are primarily derived from weathered and oxidized rocks close to the surface on the Property, whereas the sulphide tailings are predominantly derived from material sourced at depth from the underground workings, below the weathered/leached zone. At this time, it is not clear what the real nature of the chemical difference between the two is, but they are distinctly different in colour.

The oxide tailings (both the upper and lower benches) have been analyzed in greater details than the sulphide tailings, and are included in the current mineral resource for the oxide tailings (Section 14.3). The sulphide tailings, in the absence of any definitive sampling data penetrating the depth of the pile, are an exploration target at best (Section 14.4). Figure 7.4 shows a photograph of the tailings dam illustrating the clear division between the three benches.

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Technical Report on the Avino Property, Durango, Mexico

Figure 7.3	Orthogonal View of Tailings Pile (Looking Roughly to the North)

Note: brown = Phase 2 (sulphide), blue = Phase 1.2 (oxide, upper bench), yellow = Phase 1.1 (oxide, lower bench)

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Technical Report on the Avino Property, Durango, Mexico

Figure 7.4	Photograph of the Tailings Deposit (Viewed from the Northeast)

Oxide Tailings
Phase 1.1
Oxide Tailings
Phase 1.2
Sulphide Tailings
Phase 2

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Technical Report on the Avino Property, Durango, Mexico

8.0	DEPOSIT TYPES

Regionally, the Property is situated within a 12 km by 8.5 km caldera that hosts numerous low- to intermediate-sulphidation silver-gold epithermal veins, breccias, stockwork and silicified zones, grading into a “near porphyry” environment in the Avino Mine area.

The historic mining on the Property was on the Avino vein, a silver-gold-copper rich epithermal vein. The San Gonzalo vein, however, has a much lower copper content than the Avino vein and is more equivalent to other silver±lead-zinc deposits of the Sierra Madres.

Low-sulphidation vein systems are commonly characterized by low concentrations of sulphide minerals, alteration mineralogy dominated by quartz-adularia-sericite, and a lack of extensive wall-rock alteration. Conversely, high-sulphidation vein systems are commonly characterized by sulphur saturation leading to the presence of native sulphur and sulphide minerals, quartz-alunite alteration, and extensive wall-rock alteration. The Mexican silver deposits are usually within the intermediate sulphidation range, rather than either of the end member classifications.

In Mexico, and particularly within the Mexican Silver Belt, these types of deposits can have large lateral extents, but may be limited vertically. There are many silver-gold mines in Mexico, some of which form large mining districts, and others which exploit multiple veins over limited vertical horizons which are sometimes only 100 m in depth (Gunning 2009).

On the Property, the oxide tailings have been predominantly sourced from earlier open pit operations and the sulphide tailings have been predominantly sourced from later underground workings.

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Technical Report on the Avino Property, Durango, Mexico

9.0	EXPLORATION

9.1	Early Exploration (Prior to Mine Closure), 1968 to 2001

Exploration on the Property has been ongoing since before production commenced in 1976, and the majority of the work focused on the main Avino vein and surrounding area. The following is a summary of significant exploration work conducted either by Avino, or on behalf of Avino, until the mine closed in 2001.

Pre-production exploration was carried out by CMMA and others, and covered 2,500 m of drifting and cross-cuts, as well as 8,000 m of surface and underground diamond drilling. Extensive rehabilitation was completed involving Selco, including connecting three of the old — possibly pre-1900 — underground mine workings.

In 1970, a contract was signed with Selco, who spent more than US$1 million in exploration and feasibility studies before returning the Property back to CMMA in 1972, reportedly because of low metal prices. The majority of the documentation examined covered feasibility work and was related to investigations of old underground workings that were likely developed in the late 1800s. A contract was signed in October 1973 with S.G.L. Ltd. and Sheridan Geophysics Ltd., under which a new 500 t/d plant was completed in May 1974.

Since 1992 exploration in/for the mine has been limited to traditional underground mine development with associated sampling and planning for production feed. In the late 1990s it appears that development was not kept up as company monthly reports showed decreasing historical reserve allocations for production and mill feed.

The only recorded property exploration, apart from limited prospecting, is documented in the 1993 report by Servicios Administratos Luismin, SA de CV, the engineering branch of Cía Minera de San Luis Exploration. The study reported on detailed analysis and sampling of the then known showings on the Property with the emphasis on the Avino vein and Potosina/El Fuerte area. The extensive underground sampling programme carried out by Luismin provided later direction for underground mining. The report made recommendations for follow-up for drilling and underground development for the main Avino vein, as well as trenching and drilling recommendations for the Potosina/El Fuerte area. It is believed that these recommendations were never implemented for the prospective areas. Additionally, the report included a property-scale geological mapping and lithogeochemical sampling programme which was contoured and coloured for gold, silver, copper, lead, zinc, arsenic, antimony and mercury.

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Technical Report on the Avino Property, Durango, Mexico

Other notable observations from the study include the following;

•
All mineralization, with the exception of the Nuestra Senora and Potosina/El Fuerte area radiate outwards in a west to north-west direction from the Cerro San Jose. The Cerro San Jose is a silicified and partly hornfelsed body of volcanic rock probably overlying an intrusive stock, which could have been the source of most mineralization on the Property.

•
Mineralization in all radiating structures is described as being strongest 2 to 3 km from Cerro San Jose. This resembles many of the gold deposits in Nevada where the source of mineralization is a near surface acid-intrusive but with mineralized bodies lying 1 to 5 km away along high angle faults.

•	The two strongest and widest structures appear to be the Avino and Aguila Mexicana veins.

•
The Avino vein has three main mineralized zones—San Luis, Elena Tolosa (La Gloria/Hundido) and Chirumbo areas—which rake to the west and are open at depth. While silver values decrease with depth, gold appears to increase.

•	The existence of other mineralization cutting the Cerro San Jose mineralization in the Nuestra Senora and Potosina/El Fuerta areas could offer the potential for bulk mineable stockwork zones.

Assay values from outcrop sampling of surface-mapped veins towards the San Jose hill ranged from lows of 2 g/t silver and trace gold over a true thicknesses from 0.1 to 2.3 m up to a high of 755 g/t silver with a corresponding 1.5 g/t gold over 0.45 m.

No systematic sampling, trenching or drilling on either the outcrops or the veins is known to have occurred during the program undertaken in 1993.

9.2	Recent Exploration (Post Mine Closure), 2001 to Present

Since mine closure in 2001, Avino has intermittently conducted exploration work on the Property, with the intention of expanding and better defining known areas of mineralization. Historic near-to-surface mining activities are being relied upon for guidance, and modern techniques are being employed to integrate, manage and interpret results. Included in the list of exploration activities is an induced polarization (IP) geophysical survey, 1,500 soil samples, satellite imagery, mapping, trenching, tailings investigations, bulk sampling, and underground channel sampling.

9.2.1	Tailings Investigations (Oxides), 2003 and 2004

Two specific mineralogical assessments were conducted in 2003 and 2004 on samples from the tailings on the Property. The purpose of the program was to provide data for independent investigation of the 1990 drilling results on the oxide tailings (discussed in Section 10.0) in terms of verifying assay grades and volumes, as well to examine the metallurgical characteristics of the material. The results and implications of these findings are discussed further in Section 13.0. The 2004 sample composites assays are given in Table 9.1 and sample locations are illustrated in Figure 9.1, relative to the drill fences of the 1990/1991 drillholes.

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Technical Report on the Avino Property, Durango, Mexico

Table 9.1	2004 Sample Composites Assays

Area	Composite No.	Ag (ppm) Multi/ICP	Au (g/t) FA/AA
Lower Bench	1	82.03	0.34
	3	99.80	0.33
	5	134.08	0.53
	6	122.18	0.28
	7	103.88	0.31
	8	96.75	0.36
	9	105.28	0.33
	10	87.73	0.26
Middle Bench	1	83.40	0.48
	2	105.33	0.59
	3	78.83	0.42
	4	103.05	0.59
	5	72.55	0.40
	6	77.70	0.61

Note:	ICP – inductively coupled plasma
FA – fire assay
AA – atomic absorption

Figure 9.1	Plan View Location Map of Samples from Oxide Tailings

Source: Slim (2005d)

The following information regarding the 2004 sampling is summarized from Slim (2005d).

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Technical Report on the Avino Property, Durango, Mexico

The 2004 tailings field-work was under the direction of MineStart and excavation of the sample pits was under contract to Desarrollos Rod Construcciones of Durango. Local casual labour were hired as needed.

Given the hydraulic deposition of the tailings, four important factors required examination: anomaly characteristics of the samples and total population, assay comparison by fence, examination of downstream decrease in assays and factors arising from the downstream construction.

Comparison of the 2004 assays with those from 1990 show consistency in assay values and provide confidence in the 1990 sampling and assaying program.

The preliminary investigations in 2003 showed the need for a sampling of the oxide tailings to validate the assay results of the 1990 drilling and to carry out metallurgical characterization, the latter requiring large samples. In deciding on test pitting, the costs, timing and sample size were important. Backhoes were available locally and could be mobilized within a few days whereas drills would have to be brought in from up to 500 km away, for minimum contracts in excess of the project needs and with limited immediate availability. Backhoe sampling was chosen.

The sampling exercise carried out in 2004, using shallow (4 m deep) backhoe trenches and hand-dug pits, represented a local corroboration of the previous sampling but cannot be considered to constitute a representative random sampling of the oxide tailings for the following reasons:

•	The positions of the sampling pits and trenches were sketched on previous maps but were not surveyed, unlike the drillhole collars from the 1990 campaign.

•
Full sections through the tailings were not obtained and access was limited to the eastern portion of the oxide tailings; thus the sampling is vertically and laterally biased to represent only the topmost 4 m of the easternmost oxide tailings.

The trench sampling material (Z-series) from the 1993 campaign is also likely to be non-representative as samples were taken in the surficial zone in the vicinity of the middle bench wall of the tailings heap, where cycloning of the material to aid the construction of the wall will have produced significantly coarser material than in the rest of the tailings deposit. Furthermore, these trench samplings also do not cover the full thickness of the upper (second) phase of the oxide tailings, so they cannot be considered fully representative of material, even on a local scale.

Consequently, it was decided to use only the drillhole assay data (excluding the Z-series trenches) from the 1990 campaign for the oxide tailings resource estimate (Section 14.2), as it represents unbiased vertical profiles through the entire oxide tailings and has positional control.

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Technical Report on the Avino Property, Durango, Mexico

9.2.2	Tailings Sampling (Sulphides), 2005

Some sampling was carried out in 2005 by means of hand-dug pits on the “upper bench” of sulphide tailings. The silver and gold values generally ranged from 40.0 to 100.0 g/t and 0.3 to 0.6 g/t, respectively. While these values give a general idea of the potential grade of the sulphide tailings, they are not considered to be representative of the sulphide tailings, even at a local scale.

9.2.3	Bulk Sample Program of San Gonzalo Vein, 2011

Avino completed a 10,000 t bulk sample program at the San Gonzalo deposit following a comprehensive review of the data and discussions with Tetra Tech. The bulk sample feed grade was 261 g/t silver and 0.9 g/t gold. Silver and gold recoveries were stated to be 76% and 59%, respectively, and 232 dry tonnes of flotation concentrate were produced. Results are summarized in Table 9.2.

Table 9.2	San Gonzalo Bulk Sample

	Weight (t)	Assay (g/t)		Contents (kg)		Contents (oz)		Recovery (%)
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	10,519*	0.9	261	9.35	2,746.75	300.9	88,311.70	100	100
Concentrate	232	23.8*	8,998*	5.52	2,087.53	177.5	67,116.90	59	76
Tail	10,287	0.4	64	3.83	659.22	123.4	21,194.80	41	24

Source:	Avino 2011
Note:	*These figures have been reconciled to the weighed feed tonnage and the final concentrate assays. They also have been rounded for clarity.

9.2.4	Underground Channel Sampling of San Gonzalo and Angelica Veins, 2010-Present

Underground channel sampling began in 2010 and has continued to the present. Channel sampling is currently being conducted on the San Gonzalo and Angelica veins, coinciding with drift development. Results are current to March 19, 2013 and include results from levels 1 through 4 of the San Gonzalo mine, as well as ramps and off-shoots into the Angelica vein.

Table 9.3 summarizes the number and lengths of channels by level. Table 9.4 summarizes the assay results by level. Figure 9.2 shows the location of all channels, colour coded by grade, included in the current resource estimate (Section 14.2), within the San Gonzalo vein (green solid) and Angelica vein (purple solid) wireframes.

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Technical Report on the Avino Property, Durango, Mexico

Table 9.3	Summary of San Gonzalo and Angelica Channel Samples, By Level

	Number of Channels	Strike Length of Vein Covered (m)	Total Channel Length (m)*	Average Channel Length (m)	Max Channel Length (m)
Level 1	120	225	82.01	0.68	1.51
Level 2	223	285	585.54	2.63	10.77
Level 2 Ramp	43	75	58.48	1.36	1.75
Level 3	217	280	618.99	2.85	6.85
Level 4	265	400	673.61	2.54	5.60
Total	868	1,265	2,018.66	-	-

Note:            *Channels are approximately perpendicular to the strike of the veins.

Table 9.4	Summary of San Gonzalo and Angelica Channel Assay Results, By Level

		Ag	Au	Cu	Pb	Zn
Level 1	Number of Assays	433	433	433	433	433
	Maximum Grade (ppm)	3,170.0	10.86	3,263	14,500	13,400
	Mean Grade (ppm)	171.2	0.44	207	1,348	1,088
Level 2	Number of Assays	861	861	861	861	861
	Maximum Grade (ppm)	5,522.9	9.88	7,160	117,200	106,000
	Mean Grade (ppm)	170.0	0.57	426	3,247	5,255
Level 2 Ramp	Number of Assays	115	115	115	115	115
	Maximum Grade (ppm)	5,962.0	13.95	6,141	22,900	12,300
	Mean Grade (ppm)	285.9	1.09	453	3,738	1,176
Level 3	Number of Assays	726	726	726	726	726
	Maximum Grade (ppm)	5,348.4	9.47	41,000	89,000	138,600
	Mean Grade (ppm)	141.9	0.49	595	2,265	4,993
Level 4	Number of Assays	1,025	1,025	1,025	1,025	1,025
	Maximum Grade (ppm)	14,768.4	185.20	12,300	91,500	154,900
	Mean Grade (ppm)	395.8	1.90	542	4,276	7,997
All	Number of Assays	3,160	3,160	3,160	3,160	3,160
	Maximum Grade (ppm)	14,768.4	185.20	41,000	117,200	154,900
	Mean Grade (ppm)	238.3	0.97	476	3,092	5,355

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Figure 9.2	Channel Samples, Colour Coded by Grade, Within the San Gonzalo and Angelica Vein Wireframes

Note:	Looking south southwest.
Green solid = San Gonzalo vein; purple solid = Angelica vein. Assay colours indicated by cutoffs in legend. Easting and elevation values in metres.

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Technical Report on the Avino Property, Durango, Mexico

10.0	DRILLING

Drilling activities performed by Avino since acquisition of the Property are summarized below. Drillhole assay results have been previously reported (except ET-12-07 to ET-12-09; Appendix A) by Gunning (2009) and Tetra Tech (2012) and are not disclosed here.

10.1	Early Drilling (Prior to Mine Closure), 1968 to 2001

10.1.1	Avino Vein

Between 1968 and 2001, at least 25 diamond drillholes, ranging in length from 132.20 to 575.20 m, are reported to have been drilled from surface into the Avino vein. Included in this total are 10 holes that were drilled by Selco in 1970 when they were re-habilitating some of the old underground workings to provide access for sampling (Slim 2005d). No further information on these drillholes was available to Tetra Tech and they are not included in the resource estimate for the Avino vein (Section 14.1).

10.1.2	Oxide Tailings, 1990 to 1991

Between November 10 and December 5, 1990 and March 8 and May 30, 1991, Avino completed six trenches and 28 vertical drillholes in the tailings (Table 10.1) along 7 fences at a spacing of roughly 50 m by 50 m (Figure 10.1) (Benitez Sanchez 1991). Drilling was completed transversely to the drainage pattern of the tailings. Cut at 1 m vertical increments, 461 samples were assayed for silver and gold at the mine assay lab and occasional moisture contents were reported. Assay results from these drillholes have been previously reported (Tetra Tech 2012). Although the Z-series trenches are included in Table 10.1 and Figure 10.1, they are not included in the oxide tailings resource estimate (Section 14.3) as they are not considered representative of the tailings at a local scale (see Section 9.2.1).

Table 10.1	Summary of 1990/1991 Holes

Hole ID	Easting (m)	Northing (m)	Elevation (m)	Assay Length (m)	Measured Length (m)
A1	570205	2712340	2,204	5.0	5.00
A2	570184	2712306	2,203	7.0	7.25
A3	570192	2712267	2,203	8.0	8.00
A4	570167	2712236	2,203	9.0	9.00
A5	570175	2712197	2,203	15.0	16.25
A6	570152	2712167	2,202	18.0	18.00
table continues…

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Technical Report on the Avino Property, Durango, Mexico

Hole ID	Easting (m)	Northing (m)	Elevation (m)	Assay Length (m)	Measured Length (m)
A7	570159	2712128	2,201	16.0	16.00
A8	570149	2712094	2,200	8.0	8.00
Z1*	570197	2712411	2,218	9.0	9.50
Z2*	570176	2712365	2,218	16.0	16.00
Z3*	570165	2712317	2,217	13.0	13.25
Z4*	570153	2712269	2,217	13.0	13.50
Z5*	570142	2712221	2,216	13.0	13.00
Z6*	570135	2712175	2,215	14.0	14.00
B1	570132	2712365	2,217	10.0	10.00
B2	570114	2712318	2,217	19.0	19.25
B3	570101	2712268	2,216	26.0	26.75
B4	570079	2712207	2,216	23.5	23.50
B5	570082	2712140	2,214	18.0	18.00
C1	570085	2712383	2,218	8.5	8.75
C3	570077	2712354	2,217	15.0	15.00
C4	570049	2712250	2,216	24.0	24.00
C5	570028	2712164	2,216	14.0	14.00
C6	570017	2712117	2,216	10.0	10.00
D1	570029	2712373	2,218	13.0	13.00
D2	570018	2712329	2,217	19.0	19.25
D3	570003	2712273	2,218	19.5	19.50
D4	569961	2712167	2,216	6.0	6.00
E1	569977	2712369	2,217	13.0	13.25
E2	569960	2712311	2,216	18.5	18.50
E3	569952	2712267	2,216	12.0	12.00
F1	569936	2712401	2,216	18.5	18.50
F2	569926	2712364	2,216	16.0	16.00
F3	569915	2712324	2,216	15.0	15.00

Note:            *Trenches completed on the A1-A1’ section line, Figure 10.1.

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Figure 10.1	Plan View of 1990 Hole Locations

Source: Slim (2005d)
Note: Drillholes mislabelled along C-C’ line and C2-C5 on this map reflect C3-C6 in Table 10.1.

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10.2	Recent Drilling (Post Mine Closure), 2001 to Present

A total of 98 drillholes have been completed on the Avino and San Gonzalo veins, totalling 26,147.32 m. Additional exploration holes have been drilled elsewhere on the Property, but those drilling results are not considered material. Most holes were surveyed downhole using a Tropari single-shot magnetic instrument. Of those holes for which downhole surveys were completed, the majority contain three or fewer measurements, typically at the collar and near the end of hole, and sometimes part-way down the hole. Many holes were not surveyed to within 10 m of the end of the hole.

10.2.1	Avino Vein (Including ET Zone) and Nearby Veins

Since 2001, Avino has drilled 34 holes below Level 12, where mining ceased, for a total of 11,523.2 m of drilling. Drilling has targeted the ET Zone in particular. There were 5 holes completed in 2006 (2,166.85 m), 12 holes in 2007 (3,906.5 m), 8 holes in 2008 (2,186.7), and 9 holes in 2012 (3,263.15 m). No drilling has been completed on the Avino Vein since 2012. Collar coordinates for all drillholes included in the Avino vein resource estimate (Section 14.1) are provided in Table 10.2. Assay results from all drillholes up to and including ET-12-06 have been previously reported (Tetra Tech 2012). Assay results from drillholes ET-12-07 to ET-12-09 are provided in Appendix A. A location map of Avino vein drillholes is provided in Figure 10.2.

Tecmin Servicios, S.A. de C.V., was contracted for the 2007 and 2008 drilling programs at the ET Zone of the Avino vein. Since the Avino deposit strikes approximately east-west and dips at 60 to 70° to the south, holes are generally oriented from south to north at various bearings and dip angles in order to intersect the structure at a target depth. Holes were drilled using Avino's Longyear 44 core rig at thin wall NQ diameter.

Table 10.2	Drillholes Completed from 2006 to 2012 on the Avino Vein

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
CH-06-03	338	-50	453.75	571013	2712796	2,208
ET-06-01	337	-55	431.20	570271	2712262	2,187
ET-06-02	340	-50	416.70	570337	2712309	2,190
ET-06-03	339	-48	421.15	570457	2712361	2,194
ET-06-04	340	-50	444.05	570501	2712468	2,215
ET-07-01	001	-69	298.60	570176	2712453	2,222
ET-07-02	358	-75	311.90	570206	2712467	2,224
ET-07-03	336	-71	349.50	570344	2712498	2,226
ET-07-04	331	-56	318.70	570440	2712511	2,226
ET-07-05	333	-65.5	351.50	570440	2712510	2,226
ET-07-06	336	-55	320.05	570520	2712524	2,225
ET-07-07	330	-56.5	304.85	570585	2712569	2,230
ET-07-08	346	-69	399.70	570584	2712569	2,231
table continues…

Avino Silver & Gold Mines Ltd.	10-4	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
ET-07-09	336	-62	328.55	570629	2712604	2,235
ET-07-10	338	-62	308.65	570645	2712650	2,245
ET-07-11	337	-69	329.80	570682	2712654	2,241
ET-07-12	337	-48	284.70	570735	2712654	2,234
ET-08-01	329	-45	221.45	570807	2712712	2,236
ET-08-02	330	-54	234.50	570341	2712549	2,244
ET-08-03	333	-64	265.10	570341	2712549	2,244
ET-08-04	337	-65	358.65	570579	2712568	2,231
ET-08-05	338	-66	371.10	570658	2712629	2,240
ET-08-06	338	-59	292.45	570676	2712654	2,243
ET-08-07	343	-70	174.40	570747	2712656	2,234
ET-08-08	344	-45	269.05	570906	2712766	2,227
ET-12-01	332	-62	288.15	570354	2712501	2,226
ET-12-02	335	-53	360.90	570507	2712472	2,214
ET-12-03	335	-61	367.75	570507	2712471	2,214
ET-12-04	335	-64	373.75	570544	2712497	2,216
ET-12-05	336	-62	369.20	570566	2712508	2,218
ET-12-06	336	-70	396.10	570589	2712523	2,219
ET-12-07	336	-64	327.60	570678	2712594	2,227
ET-12-08	336	-72	384.35	570678	2712594	2,227
ET-12-09	336	-72	395.35	570646	2712555	2,222

Note: Datum: NAD 27

10.2.2	San Gonzalo and Nearby Veins

At San Gonzalo, Avino drilled 40 holes in 2007 (9,222.9 m), 6 in 2008 (1,782.65 m), and 18 in 2011 (3,618.57 m), for a total of 64 drillholes and 14,624.12 m of drilling. No drilling has been completed on the San Gonzalo vein since 2011. All holes were of thin wall NQ size core diameter and were completed using Avino’s Longyear 44 core rig. Additional holes also explored the nearby Guadalupe, San Juventino, San Lucerno, Mercedes, San Jorge, and Yolanda veins.

According to Gunning (2009), the collars for 2007 and 2008 drillholes were marked by concrete monuments and the collars have been surveyed. A check of the coordinates with a handheld global positioning system (GPS) revealed a possible 10 m constant error which may simply mean that all of the mine coordinates are not precisely Universal Transverse Mercator (UTM). However, this could also indicate the existence of a small surveying error on the Property.

In 2011, a total of 69 holes totalling 9,943 m were drilled principally in the following locations: San Gonzalo (18 holes), La Potosina (9 holes), Guadalupe (23 holes), San Juventino (3 holes), San Lucero (5 holes), Mercedes (1 hole), San Jorge (3 holes), Yolanda (2 holes). With the exception of the San Gonzalo vein, all of these locations are considered targets for further exploration.

Avino Silver & Gold Mines Ltd.	10-5	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Collar coordinates for all drillholes included in the San Gonzalo resource estimate (Section 14.2) are provided in Table 10.3. Assay results from these drillholes have been previously reported (Gunning 2009; Tetra Tech 2012). A location map of drillholes on the San Gonzalo vein is provided in Figure 10.3.

Table 10.3	Drillholes Completed from 2007 to 2011 on the San Gonzalo Vein

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
SG-07-01	050	-60	386.80	571713	2713982	2297
SG-07-02	038	-48	323.70	571714	2713983	2297
SG-07-03	074	-43	315.00	571714	2713981	2297
SG-07-04	053	-49	312.70	571651	2714059	2276
SG-07-05	059	-69	137.00	571650	2714058	2276
SG-07-06	055	-58	387.20	571650	2714058	2276
SG-07-07	044	-44	281.55	571578	2714117	2281
SG-07-08	043	-55	383.70	571578	2714116	2281
SG-07-09	038	-45	106.60	571677	2714137	2277
SG-07-10	053	-58	162.90	571677	2714136	2277
SG-07-11	015	-49	158.60	571676	2714135	2277
SG-07-12	089	-53	175.45	571678	2714133	2277
SG-07-13	055	-49	160.55	571770	2713993	2315
SG-07-14	054	-53	295.20	571716	2713971	2297
SG-07-15	218	-49	96.20	571689	2714268	2296
SG-07-16	219	-54	99.85	571552	2714354	2285
SG-07-17	252	-55	69.80	571428	2714421	2268
SG-07-18	218	-65	238.05	571765	2714318	2293
SG-07-19	257	-66	344.90	571763	2714320	2293
SG-07-20	215	-67	247.40	571650	2714345	2281
SG-07-21	038	-53	294.00	571713	2713979	2297
SG-07-22	218	-54	232.50	572007	2714128	2343
SG-07-23	216	-70	303.45	572007	2714128	2343
SG-07-24	217	-53	124.40	571969	2714077	2351
SG-07-25	216	-65	190.45	571969	2714078	2351
SG-07-26	216	-69	395.40	572033	2714172	2337
SG-07-27	218	-55	237.75	572078	2714077	2345
SG-07-28	218	-74	319.50	572078	2714078	2345
SG-07-29	221	-43	103.55	572033	2714010	2356
SG-07-30	221	-64	158.40	572034	2714010	2356
SG-07-31	218	-43	71.85	571954	2714056	2352
SG-07-32	223	-70	407.95	572122	2714135	2330
SG-07-33	211	-43	130.60	572069	2714009	2353
SG-07-34	210	-58	183.05	572069	2714010	2353
SG-07-35	211	-68	272.15	572069	2714010	2353
SG-07-36	215	-41	102.15	572050	2713959	2358
table continues…

Avino Silver & Gold Mines Ltd.	10-6	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
SG-07-37	219	-53	154.35	572115	2713975	2351
SG-07-38	221	-66.5	214.15	572115	2713975	2351
SG-07-39	220	-73	128.05	572120	2713898	2353
SG-07-40	220	-74	516.05	571899	2714211	2321
SG-08-01	035	-51	210.05	571776	2713974	2314
SG-08-02	215	-57	269.05	571964	2714167	2335
SG-08-03	215	-70	331.95	571964	2714168	2335
SG-08-04	215	-63	269.95	572029	2714121	2343
SG-08-05	035	-55	475.25	571701	2713893	2285
SG-08-06	048	-64	226.40	571679	2714137	2277
SG-11-01	215	-59	100.95	571981	2714009	2357
SG-11-02	215	-63	141.15	571995	2714030	2355
SG-11-03	215	-44	98.45	572020	2713994	2357
SG-11-04	212	-54	176.50	571969	2714079	2351
SG-11-05	040	-43	151.40	571892	2713832	2317
SG-11-06	189	-44	122.32	571732	2714379	2274
SG-11-07	030	-68	74.00	572030	2713946	2358
SG-11-08	037	-67	125.35	572043	2713888	2360
SG-11-09	181	-48	71.10	571585	2714366	2278
SG-11-10	201	-61	78.40	571240	2714538	2235
SG-11-11	201	-61	91.95	571329	2714397	2274
SG-11-12	218	-71	312.15	571811	2714288	2305
SG-11-13	218	-71	345.40	571847	2714258	2310
SG-11-14	209	-61	330.50	571939	2714214	2326
SG-11-15	211	-68	363.45	572030	2714172	2337
SG-11-16	209	-62	334.25	572092	2714173	2331
SG-11-17	210	-70	383.10	571836	2714336	2306
SG-11-18	218	-71	318.15	571765	2714321	2293

Note:            Datum: NAD 27

10.2.3	Specific Gravity Results

Bulk density samples were analyzed from all 2006-2012 drilling programs on both the Avino and San Gonzalo veins. Analytical procedures are discussed in Section 11.8 and a review of the data and Qualified Person (QP) opinion is discussed in Section 12.2 and 12.5.1, respectively. Table 10.4 summarizes the results of these specific gravity measurements.

Avino Silver & Gold Mines Ltd.	10-7	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 10.4	Summary of Specific Gravity Results

	Number of Samples	Average SG – All Rock Types	Average SG - Veins	Average SG – Country Rock
All Samples	262	2.64	2.67	2.61
San Gonzalo Vein	152	2.62	2.67	2.59
Avino Vein	110	2.66	2.68	2.64

Note: SG = specific gravity

Avino Silver & Gold Mines Ltd.	10-8	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 10.2	Plan View Map Illustrating the Location of Drillholes on the Avino Vein

569800 E
570200 E
570600 E
571000 E
2713200 N
2713800 N
2712400 N
N
SAN JUVENTINO
NIVEL 5
CH-06-03
ET-08-01
ET-07-12
ET-07-10
ET-07-11
ET-08-06
ET-08-07
ET-08-05
ET-07-09
ET-07-08
ET-12-07
ET-08-04
ET-12-08
ET-07-07
ET-12-09
ET-08-02
ET-08-03
NIVEL 4
SL-06-01
PRESA DE JALES
ET-12-01
ET-07-06
ET-12-06
ET-12-05
ET-07-04
ET-12-04
ET-07-03
ET-07-05
ET-12-02
ET-07-02
ET-07-01
ET-06-04
ET-12-03
ET-06-03
ET-06-02
ET-06-01
Metres
0 100 200 300 400
Source Cía. Minera Mexicana de Avino
TETRA TECH

Avino Silver & Gold Mines Ltd.	10-9	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 10.3	Plan View Map Illustrating the Location of Drillholes on the San Gonzalo Vein

Avino Silver & Gold Mines Ltd.	10-10	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Drilling and Trenching of Oxide Tailings, 1990 to 1991

The oxide tailings were sampled prior to institution of NI 43-101 and associated QA/QC requirements, and as such no QA/QC measures were utilized during the 1990-1991 program. As a result, the resource estimate for the oxide tailings in Section 14.3 is all classified as Inferred. Twenty-eight holes were drilled and six trenches completed, from which a total of 461 samples were collecting for assaying. The analyses were completed in the on-site laboratory, which is described in Section 11.7 and was visited during the site visit, as summarized in Section 12.4.

Avino’s current on-site, non-certified, laboratory facility consists of sample preparation, crushing and pulverizing, a fire assay and an AA section. However, the procedures and facilities used in 1990 to 1991 may be different from the current sample analysis procedures. As a result of the uncertainty associated with these analyses, two separate verification exercises have been completed. Slim (2005d) collected numerous samples from across the oxide tailings, and the results of this verification are discussed in Section 11.2. In 2012, Mr. O’Brien, QP, of Tetra Tech collected numerous verification samples from the oxide tailings, and these results are discussed in Section 12.3.2.

11.2	Tailings Investigations (Test Pits in Oxide Tailings), 2004

The sampling method and approach adopted by Slim (2005d) on the test pits in the oxide tailings incorporated the following steps:

1.	A backhoe was used to excavate sample pits to a depth of 4 m. Hand samples were taken at 1 m vertical increments from the sidewalls of each pit.

2.	The sample mass collected from each sampling point generally amounted to between 2 and 5 kg.

3.	The sampling program was ostensibly based on the 1990 CMMA sampling program. Fourteen sample pits were excavated to a depth of 4 m and generated 86 samples.

Avino Silver & Gold Mines Ltd.	11-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

The samples were air-freighted to PRA in Vancouver, British Columbia, from Durango, Mexico. The samples had been initially bagged and sealed with identification tags attached. The samples were allotted new identification numbers, and were subsequently un-bagged and dried. The dry samples were individually mixed and blended, and then split into four one-quarter fractions as directed by Slim (2005d). One fraction was used to determine the head grade assay, while another quarter was used to create composite samples used for the subsequent metallurgical test work program. Instructions were followed with the compositing of the samples, and the test work program. Excess sample was archived for future test work or analyses. For analytical techniques employed during the test work program, the standard fire assay (with AA spectrophotometric finish) was initially used for the silver analyses. However, this method is not very accurate for silver values of less than 100 g/t. Subsequently, the inductively coupled plasma spectroscopy method (ICP-MS), which uses multi-acid digestion, was used for silver. This method also resulted in analyses being obtained for other elements of interest (e.g. copper, zinc, lead, etc.). The standard fire assay method was used for gold analyses. Cyanide and lime concentrations were measured using standard titrimetric methods. Total sulphur was measured using a standard Leco furnace, and sulphide sulphur assays were measured using the standard wet chemical gravimetric analysis (Slim 2005d).

The PRA labs (part of Inspectorate labs) in Nevada and British Columbia are International Organization for Standardization (ISO) 9001:2008 certified, full service laboratories that are independent of Avino. Tetra Tech did not independently verify nor compare the results of the sampling program.

11.3	Drilling Program, San Gonzalo, 2007, 2008, and 2011

For the drilling programs at San Gonzalo, core is sawed at Avino's core storage facility at the secure mine site. Samples of vein material, usually from a few centimeters to 1.5 m, are placed and sealed in plastic bags, which are collected by personnel from Inspectorate Labs in Durango at the mine site facilities. Samples are prepared in Durango, and pulps are sent to the Inspectorate facility in Sparks, Nevada for analysis.

Sample preparation in Durango involves the initial drying of the entire sample. Two-stage crushing is used to create a product which is at least 80% minus 10 mesh. A Jones riffle splitter is then used to separate a nominal 300 g portion of the sample. This 300 g sub-sample is then pulverized to more than 90% passing a 150-mesh screen. Inspectorate Labs states that they use sterile sand to clean the pulverizer between samples (Gunning 2009).

Gold analyses are by 30 g fire assay with an AA finish. Silver, zinc, and lead are analyzed as part of a multi-element inductively coupled argon plasma package using a four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric. Avino employs a rigorous quality control program that includes standardized material, blanks, and core duplicates. However, for the 2007 program, Avino did not perform any independent QA/QC and relied on the internal QA/QC procedures completed by the labs (Gunning, 2009).

Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino.

Avino used a series of standard reference materials (SRMs), blank reference materials (blanks) and duplicates as part of their QA/QC program during analysis of assays from San Gonzalo vein drillholes. Tetra Tech compiled and reviewed these results in Section 12.1.4.

Avino Silver & Gold Mines Ltd.	11-2	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

11.4	Drilling Programs, ET Zone of the Avino Vein, 2006, 2007, 2008 and 2012

Sample lengths of NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada. Gold and silver were analyzed by fire assay using aqua regia leach and AA finish. Other elements are reported from a 29-element ICP-MS package. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample preparation and analysis and QA/QC procedures are as described in Section 11.3.

Avino used a series of standard reference materials (SRMs), blank reference materials (Blanks) and duplicates as part of their QA/QC program during analysis of assays from Avino vein drillholes. Tetra Tech compiled and reviewed these results in Section 12.1.4.

11.5	Underground Channel Sampling of San Gonzalo Vein, 2010 to Present

Samples from channels cut across the San Gonzalo vein were assayed by Inspectorate Labs. Samples were crushed and ground in Durango with pulps assayed in Richmond, British Columbia using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver. Base metals were analyzed via aqua regia digestion and ICP-MS. Inspectorate Labs in Durango and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample preparation and analysis and QA/QC procedures are as described in Section 11.3.

For the 2011 bulk sampling program of San Gonzalo, samples were obtained from channels cut across the vein, and were assayed by Inspectorate Labs. Samples were crushed and ground in Durango with pulps assayed in Richmond, British Columbia using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver. Base metals were analyzed via aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino.

Samples from 2012 and 2013 underground channel sampling of the San Gonzalo vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.3.

Avino Silver & Gold Mines Ltd.	11-3	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

11.6	Avino Laboratory

The Avino laboratory has fire assay, AA and sieving analysis equipment. Head grade assay data comparisons (Figure 11.1) suggest that recent gold assay results from the Avino laboratory are consistently slightly higher than those from the SGS laboratory in Durango. Silver analyses are similar overall, with slightly higher grades reported from the Avino laboratory at low silver values (below approximately 80 ppm) but with slightly lower grades reported at high silver values.

Figure 11.1 Head Grade Composite Assay Comparison for Gold and Silver Between the Avino and SGS Durango Laboratories (January to May 2012)

11.7	Specific Gravity Samples

Avino completed specific gravity measurements on drillcore from both the Avino and San Gonzalo veins. All measurements were completed by Avino staff on the mine site. Two different methods were employed to obtain these specific gravity values: caliper volume calculation (CV) and water displacement (WD). The procedures followed for each method are summarized below.

A total of 262 samples were measured for bulk density, 110 from the Avino vein and 152 from the San Gonzalo vein. Tetra Tech provides recommendations regarding specific gravity sampling procedures in Section 26.1.4 and a QP opinion in Section 12.5.1.

11.7.1	Caliper Volume Calculation Method

The CV method of determining the specific gravity of drillcore samples involved the following procedures, based on the methodology outlined by Lipton (2001):

•	Each measurement involves pieces of whole core with the ends neatly cut perpendicular to the core axis.

Avino Silver & Gold Mines Ltd.	11-4	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

•	The core diameter is determined using a pair of vernier calipers, and the diameter should be measured at several points along the length of core and averaged.

•	The core length is measured using a tape measure.

•	The mass is determined by weighing the core; weighing should be completed once the core is dried.

•	The dry bulk density is calculated by: density = mass/volume where volume =  x (average core diameter/2)2 x core length.

11.7.2	Water Displacement Method

The WD method of determining the specific gravity of drillcore samples involved the following procedures, based on Archimedes’ Principle:

•	The mass is determined by weighing the core; weighing should be completed once the core is dried.

•	A graduated cylinder, of an appropriate size to completely submerse the core, is used to determine the volume. The volume of water in the graduated cylinder is measured prior to submersing the core.

•	The core is then submersed in water in the graduated cylinder and the total volume is measured.

•	The difference in the volume of water before and after sample submersion is the volume of the sample.

•	The dry bulk density = mass/volume.

11.8	QP Opinion

Tetra Tech is not aware of any drilling, sampling or recovery factors affecting the reliability of the samples.  It is Tetra Tech’s opinion that the sample preparation, security and analytical procedures followed by Avino are adequate for the purpose of this study and technical report.

Avino Silver & Gold Mines Ltd.	11-5	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

12.0	DATA VERIFICATION

12.1	Avino and San Gonzalo Vein Drillhole Database Verification

Tetra Tech compiled the drillhole data provided by Avino on a hole-by-hole basis, including drillhole collar, survey, lithology, and assay data. A variety of partially-compiled data sources were provided to Tetra Tech at various times during development of this study, indicating that the technical database on the Avino mine site is poorly-organized and inconsistently managed. Although many of the drillholes have been previously disclosed by Gunning (2009) and Tetra Tech (2012), the lack of a compiled and unified database and inconsistent data management has resulted in an overall low confidence in the data as provided. As a result, Tetra Tech verified the collar and assay data from at least 10% of all drillholes and channel samples included in the current, compiled database. Survey data could not be verified. Lithology data could not be verified due to inconsistent and conflicting geology data (see Section 12.1.3).

Tetra Tech selected the following drillholes for verification: ET-06-01, ET-07-03, ET-08-05, ET-12-08, SG-07-01, SG-07-14, SG-07-28, SG-07-40, SG-08-03, SG-11-02, and SG-11-16.

The San Gonzalo underground channel samples were provided to Tetra Tech in the form of AutoCAD™ plan and section views and in spreadsheets containing only assay results; 3D location coordinates and from-to values for each channel sample were not provided. The location of channel samples was compiled by Tetra Tech using the plan and section views provided by Avino. Each channel was treated as a drillhole and digitized with collar and survey information, as indicated on the plan and section views. This data was cross-referenced with the assay data provided by Avino, and a unique channel identifier, including from-to values for each assay sample, was assigned for each channel in the database. Following data compilation, more than 10% of all assays from these channels were verified against the laboratory assay certificates; these results are included in the verification results discussed in Section 12.1.1.

The QP opinion of the reliability of the Avino drillhole data is discussed in Section 12.5.1 and detailed recommendations are provided in Section 26.1.

12.1.1	Collar and Assay Data

The overall rate of significant errors was less than 1% for gold, silver, copper, lead, and zinc. Table 12.1 summarizes the validation results and Table 12.2 documents errors observed. The most frequent errors in the assay database are related to inconsistent application of rounding parameters and an inconsistent approach to below detection limit values, which are considered to be minor errors that do not impact the overall confidence in the database.

Avino Silver & Gold Mines Ltd.	12-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 12.1 Validation Summary

Database	Description	Unit
Collar Table	Number of Records	490
	Number of Records Reviewed	55
	Validation Percentage	11.2%
	Errors Found	6
	Errors Found (>1 m difference)	1
	Error Rate	10.9%
	Rate of Significant Errors	1.8%
Assay Table	Number of Records (Au, Ag, Cu, Pb, Zn)	31,385
	Number of Records Reviewed	5,765
	Validation Percentage	18.4%
	Errors Found	34
	Errors Found (> 1 decimal place)	1
	Error Rate	0.6%
	Rate of Significant Errors	0.0%

Note: Positional information not reviewable for channel samples; assay errors not including inconsistencies in reporting below-detection-limit values.

Table 12.2 Collar and Assay Database Errors

Database	Drillhole/ Channel	Sample ID	Item	Error
Collar	ET-08-05	N/A	Elevation	Value in database 2239.836; value in log 2284.991.
Collar	ET-12-08	N/A	Easting	Value in database 570678.266; value in log 570678.469.
Collar	ET-12-08	N/A	Northing	Value in database 2712593.838; value in log 2712593.381.
Collar	ET-12-08	N/A	Elevation	Value in database 2226.767; value in log 2226.776.
Collar	SG-07-28	N/A	Northing	Value in database 2714077.851; value in log 2714077.012.
Collar	SG-08-03	N/A	Elevation	Value in database 2335.066; value in log 2335.766.
Assay	SG-07-01	150678	Ag	Value in database 1342; value in certificate 1342.4.
Assay	SG-11-02	157262	Ag	Value in database 170; value in certificate 170.4.
Assay	L4-L-0	165979	Ag	Value in database 36; value in certificate 36.4.
Assay	L4-L-1 O	165981	Ag	Value in database 4; value in certificate 4.3.
Assay	L4-L-1 O	165982	Ag	Value in database 23; value in certificate 23.3.
Assay	L4-L-2 O	165983	Ag	Value in database 6; value in certificate 5.8.
Assay	L4-L-2 O	165984	Ag	Value in database 18; value in certificate 18.4.
Assay	L4-L-2 O	165985	Ag	Value in database 8, value in certificate 7.7.
Assay	L4-L-3 O	165987	Ag	Value in database 496; value in certificate 495.7.
Assay	L4-L-3 O	165988	Ag	Value in database 14; value in certificate 13.7.
Assay	L4-L-4 O	165989	Ag	Value in database 50; value in certificate 50.3.
Assay	L4-L-4 O	165990	Ag	Value in database 26; value in certificate 25.8.
Assay	L4-L-4 O	165991	Ag	Value in database 250; value in certificate 250.3.
Assay	L4-L-5O	165992	Ag	Value in database 51; value in certificate 51.4.
Assay	L4-L-5 O	165993	Ag	Value in database 323; value in certificate 322.6.
Assay	L4-L-5 O	165994	Ag	Value in database 273; value in certificate 273.3.
table continues…

Avino Silver & Gold Mines Ltd.	12-2	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Database	Drillhole/ Channel	Sample ID	Item	Error
Assay	L4-L-6 O	165995	Ag	Value in database 111; value in certificate 110.7.
Assay	L4-L-6 O	165996	Ag	Value in database 1799; value in certificate 1799.3.
Assay	L4-L-6 O	165997	Ag	Value in database 289; value in certificate 289.3.
Assay	L4-L-6 O	165998	Ag	Value in database 66; value in certificate 65.8.
Assay	L4-L-60 P	166873	Au	Value in database 7.597; value in certificate 7.579.
Assay	L-4-L-147-O	169156	Zn	Value in databse 1900; value in certificate 19000

Note: Positional information not reviewable for channel samples; assay errors not including inconsistencies in reporting below-detection-limit values.

A previous validation exercise was completed for assay results from post-2009 drilling by Tetra Tech (2012). Original assay certificates were compared against the data as reported by Avino. Assay results from drillholes SG-11-13 to SG-11-17, and ET-12-01 to ET-12-09 were verified. For all metals in the database (gold, silver, copper, lead, zinc, and bismuth), the error incidence was less than 1%. Table 12.3 documents these errors.

Table 12.3 Assay Database Errors From Previous Validation (Tetra Tech, 2012)

Hole Number	Sample Number	From (m)	To (m)	Error
ET-12-05	162686	345.10	345.50	Value entered as 4.8 g/t Au, should be 48.1 g/t Au; Value entered as 350 g/t Ag, should be 1,811.3 g/t Ag
ET-12-05	162687	345.50	345.80	Value entered as 2.8 g/t Au, should be 28.3 g/t Au
ET-12-02	162463	276.85	277.3	Value entered as 101.1 g/t Ag, should be 101.8 g/t Ag
ET-12-06	162720	Standard		Value entered as 1.02 ppm Pb, should be 10,200 ppm Pb
ET-12-05	162694	354.8	355.8	Value entered as 2,600 ppm Zn, should be 26,000 ppm Zn

Drillhole SG-08-01 was excluded from resource estimation of the San Gonzalo vein (Section 14.2) because the vein intersection is inconsistent with the vein intersections of nearby drillholes and underground workings. It is possible that the collar location of SG-08-01 was incorrectly surveyed, but this cannot be confirmed by Tetra Tech.

12.1.2	Downhole Survey Data

Downhole survey data exists for 87 of the 98 drillholes completed in the Avino and San Gonzalo veins. Most drillholes have three or fewer downhole survey points, which is less frequent than typical industry practice. Many of these holes contain a survey data point at the collar and near the end of hole, and sometimes part-way down the hole. However, 26 of the 87 holes for which downhole survey data exists were not surveyed to within 10 m of the end of the hole. All measurements were completed by a magnetic survey method, which is not recommended in general, and particularly not in locations with extensive underground infrastructure such as those present on the Property. Given the abundance of historical infrastructure on the Property and the potential for any drillholes to intersect active workings, downhole survey measurements should be collected at a frequency of at least every 10 m and all drillholes should be cemented following completion.

Avino Silver & Gold Mines Ltd.	12-3	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Downhole survey data for hole SG-07-06 was disregarded below 50 m depth due to an unrealistic kink in the drillhole orientation below this depth, which could be due to an instrument malfunction or to magnetic interference.

12.1.3	Geology Data and Interpretation

Tetra Tech has the following observations on the Avino geology database and interpretation:

•
To Tetra Tech’s knowledge, routine photography of drillcore and underground drifts is being completed. A digital photographic record is kept of all drillcore and underground drifts for future reference, and to facilitate consistent core logging and geology interpretation.

•
Geology logs for both the Avino and San Gonzalo veins have not been entered into a digital format. Although digital cross-sections exist for all holes, these were not created from a geology database and in many instances it appears that the depths of lithology contacts on these sections are only approximate (see point 3 below).

•
From-to depths of drillcore intersections are frequently inconsistent between data sources. The most common example of this is inconsistent depths of geological contacts between geological sections created by Avino and paper drillhole logs.

•
Rock type names are frequently inconsistent from one data source to another (such as between paper core logs, cross sections, and lithology comments for assay intervals and density samples). For example, Tetra Tech observed numerous instances of the same interval in a drillhole called both an andesite and an intrusion in different data sources. Photography (point 1 above) would facilitate more consistent logging.

•
Rock type names are frequently applied incorrectly, and a primary cause of this appears to be that the distinction between rock names for volcanic and intrusive rocks is not clear. An example frequently observed is the rock type name “andesitic intrusion”, which is incorrect. If the rock unit appears to be an extrusive volcanic rock, the term andesite is appropriate. If the rock appears to be an intrusive igneous rock and is of intermediate composition, then the term diorite should be used. Mis-application of volcanic (i.e. extrusive) versus intrusive igneous rock terminology has lead to an inconsistent geological interpretation of the mine geology.

•
The information on the regional and property geology (Slim 2005d; Paulter 2006) suggests a greater diversity in the chemical composition of volcanic and intrusive rocks than is reflected in any of the Avino mine geology logs or sections. The mine geology also does not appear to correlate distinct lava flows, volcaniclastic units, or intrusive phases. Further work is warranted in establishing the stratigraphy on the Property, and particularly within the mine areas. Establishing this should improve the confidence of correlations between drillholes and may help identify additional targets for exploration on the Property.

Avino Silver & Gold Mines Ltd.	12-4	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

12.1.4	Review of Drillhole Quality Assurance/Quality Control Samples

Avino used a number of SRMs, blank reference materials (blanks) and duplicates as part of their QA/QC program. QA/QC samples were submitted in the sample stream during all 2006 to 2012 drilling programs on both the Avino and San Gonzalo veins, although not in a consistent manner. These results were reviewed by Tetra Tech and are discussed below.

The rate of QA/QC sample insertion is slightly below recommended industry standards on the Avino vein (close to 5% of total samples), but significantly below industry standards on the San Gonzalo vein (less than 3% of total samples). Based on the information provided to Tetra Tech, it also does not appear that industry standard plots of SRM, blank, and duplicate results (see below) are being constructed and reviewed by Avino on a routine basis.

Standards

A total of 76 standards were analyzed during the 2006, 2007, 2008, 2011, and 2012 drilling programs. Avino used five laboratory-certified standards for their 2007, 2008, 2011, and 2012 drilling programs, and the results of these standards are discussed below. Although standards were also analyzed during the 2006 drilling program, a variety of different standards were used and these miscellaneous results are not discussed further here.

A rough sinusoidal pattern is observed for most standards, which is indicative of laboratory calibration drift and suggests that more frequent instrument calibration should be completed by the Inspectorate laboratory used by Avino.

Overall, there does not appear to be any systematic bias in sample grades, although one low grade SRM (Cu136) showed a slight bias to higher silver and copper grades. This same bias was not observed with the other SRMs and is therefore not considered representative of a general analytical bias. This may, however, suggest a lower degree of analytical accuracy at low silver and copper grades.

SRM Cu119

There were 13 Cu119 SRMs used through all drilling programs. The Cu119 SRM is from WCM Minerals of Burnaby, British Columbia and has reported results of 0.506±0.0269% copper and 158.388±11.343 g/t silver (within two standard deviations). This SRM is not ideal for the Project because it is not certified for gold, one of the primary metals of economic interest in the Avino mine. SRM Cu119 results are shown in Figure 12.1 for silver and Figure 12.2 for copper.

Avino Silver & Gold Mines Ltd.	12-5	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Silver values for SRM Cu119 were generally within the acceptable limits, with two marginal fails above the accepted value and one marginal fail below. The copper results show more variability, with several high and low failures. It appears that instrument calibration drift is more evident with the copper results. Overall, SRM Cu119 indicates a lack of analytical bias.

Figure 12.1 SRM Cu119 Results – Silver

Figure 12.2 SRM Cu119 Results – Copper

SRM Cu136

There were 14 Cu136 SRMs used through all drilling programs. An additional two SRMs labelled as CU136 were excluded because of apparent sample mis-labelling. The Cu136 SRM is from WCM Minerals of Burnaby, British Columbia and has reported results of 0.069±0.0042% copper, 29.1±2.185 g/t silver, and 2.278±0.140 g/t gold (within two standard deviations). SRM Cu136 results are shown in Figure 12.3 for silver, Figure 12.4 for gold, and Figure 12.5 for copper.

Avino Silver & Gold Mines Ltd.	12-6	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

SRM Cu136 has numerous silver and copper fails above the acceptable limits, which is a concern. Other standards do not show a similar failure pattern, which suggests that it is not an overall analytical bias with the instrument. However, this is a lower grade standard than others used in this QA/QC program, and it is possible that the instrument may not be accurately calibrated at lower grades, or that sample contamination during preparation is most evident in lower grade samples.

Four failures are noted for gold, however there is no consistent bias with the gold results. Rather, the gold results show a rough sinusoidal pattern.

Figure 12.3 SRM Cu136 Results – Silver

Figure 12.4 SRM Cu136 Results – Gold

Avino Silver & Gold Mines Ltd.	12-7	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 12.5 SRM Cu136 Results - Copper

SRM CDN-GS-5G

There were 12 CDN-GS-5G SRMs used through all drilling programs. The CDN-GS-5G SRM is from CDN Resource Laboratories in Langley, British Columbia and has reported results of 101.8±7.0 g/t silver and 4.77±0.40 g/t (within two standard deviations). SRM CDN-GS-5G results are shown in Figure 12.6 for silver and Figure 12.7 for gold.

One high and one low silver failure was noted for SRM CDN-GS-5G, but there is no apparent analytical bias for this SRM. All gold values were within the accepted range.

Figure 12.6 SRM CDN-GS-5G Results – Silver

Avino Silver & Gold Mines Ltd.	12-8	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 12.7 SRM CDN-GS-5G Results – Gold

SRM CDN-GS-1P5D

There were 11 CDN-GS-1P5D SRMs used through all drilling programs. The CDN-GS-1P5D SRM is from CDN Resource Laboratories in Langley, British Columbia and has reported results of 1.47±0.15 g/t gold (within two standard deviations). This SRM is not ideal for the Project because it is not certified for silver, the primary metal of economic interest in the Avino mine. SRM CDN-GS-1P5D results are shown in Figure 12.8 for gold.

One high and one low failure was noted for SRM CDN-GS-1P5G, however there is no apparent analytical bias.

Figure 12.8 SRM CDN-GS-1P5G Results – Gold

Avino Silver & Gold Mines Ltd.	12-9	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

SRM CDN-ME-6

There were 12 CDN-ME-6 SRMs used through all drilling programs. The CDN-ME-6 SRM is from CDN Resource Laboratories in Langley, British Columbia and has reported results of 101±7.1 g/t silver, 0.27±0.028 g/t gold, 0.613±0.034% copper, 1.02±0.08% lead, and 0.517±0.040% zinc (within two standard deviations). SRM CDN-ME-6 results are shown in Figure 12.9 for silver, Figure 12.10 for gold, Figure 12.11 for copper, Figure 12.12 for lead, and Figure 12.13 for zinc.

Failures for SRM CDN-ME-6 include three for silver, one for gold, two for copper, 4 for lead, and 2 for zinc. Most failures are marginal however, and there is no apparent analytical bias for any element. All elements appear to show a rough sinusoidal pattern.

Figure 12.9 SRM CDN-ME-6 Results – Silver

Figure 12.10 SRM CDN-ME-6 Results – Gold

Avino Silver & Gold Mines Ltd.	12-10	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 12.11 SRM CDN-ME-6 Results – Copper

Figure 12.12 SRM CDN-ME-6 Results – Lead

Avino Silver & Gold Mines Ltd.	12-11	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 12.13 SRM CDN-ME-6 Results – Zinc

Blanks

A total of 49 blanks were analyzed during the 2007, 2008, 2011, and 2012 drilling programs. Two different materials were used as blanks. No blank was used for the 2006 drilling program, a locally-sourced basalt was used for the 2007 and 2008 drilling programs, and a laboratory-certified blank was used for the 2011 and 2012 drilling programs.

Basalt Blank

For the 2007 and 2008 drilling programs, Avino used a locally-sourced basalt as blank material. A total of 26 basalt blanks were analyzed. To Tetra Tech’s knowledge, no expected results were determined for this basalt material. As a result, the blank analysis below applies arbitrary reasonable upper limits for the analyses in order to gain some idea of lab performance on the three primary metals of economic importance in the Avino mine (silver, gold, and copper). For gold, the same upper limit is applied as reported for the CDN-BL-9 blank (0.01 g/t). For silver, an upper limit of three times the detection limit was used, or 0.3 g/t. For copper, an arbitrary upper limit of 0.005% (50 ppm) was used, or roughly the average background level of copper in the earth (Emsley 2003).

The results for the basalt blank are shown in Figure 12.14 for silver, Figure 12.15 for gold, and Figure 12.16 for copper. Six silver samples failed, or 23% of all blanks. Three gold samples failed, or 11% of all samples. For copper, 13 samples failed or 50% of all samples. Although the upper failure limits applied to the basalt are arbitrary, they are reasonable values which any blank (for these three elements of interest) should be below. Therefore, this basalt is not a good source of blank material for the Avino mineralization and should not be used for future QA/QC studies. Nonetheless, the plots below do provide some idea of lab contamination; overall, it does not appear that a systematic bias is present due to contamination.

Avino Silver & Gold Mines Ltd.	12-12	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

If a locally-sourced blank is used, a more appropriate material should be selected that contains less than three times the detection limit of any elements of economic interest. In addition, the material should first be sent to a number of laboratories to provide an upper limit for acceptable analyses.

Figure 12.14 Basalt Blank – Silver

Figure 12.15 Basalt Blank – Gold

Avino Silver & Gold Mines Ltd.	12-13	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 12.16 Basalt Blank – Copper

CDN-BL-9 Blank

One laboratory-certified blank was used during the 2011 and 2012 drilling programs on both the Avino and San Gonzalo veins. The blank is CDN-BL-9, from CDN Resource Laboratories in Langley, British Columbia, it is derived from granite material, and it has a reported upper limit for gold of 0.01 g/t. A total of 23 CDN-BL-9 blanks were analyzed. This blank is only certified for gold, which is not ideal because silver is the primary metal of economic interest in the Avino mine. In order to gain some idea of the performance of the lab on silver and copper, the same arbitrary upper limits were used as applied to the basalt blank (0.3 g/t silver and 0.005% copper).

The results for the CDN-BL-9 blank are shown in Figure 12.17 for silver, Figure 12.18 for gold, and Figure 12.19 for copper. For silver, seven failures were noted, or 30% of all blanks. One gold sample failed, or 4% of all samples. There were no copper failures. Although the upper failure limits applied for silver and copper are arbitrary, they are reasonable values which any true blank (for these elements) should be below. Therefore, CDN-BL-9 is not a good source of blank material for silver (even without certification by the laboratory). If a laboratory-certified blank is used, it should at minimum be certified for gold and silver, the primary metals of economic interest in the Avino mine.

Nonetheless, the plots below do provide some idea of lab contamination; overall, it does not appear that a systematic bias is present due to contamination.

Avino Silver & Gold Mines Ltd.	12-14	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 12.17 CDN-BL-9 Blank – Silver

Figure 12.18 CDN-BL-9 Blank – Gold

Avino Silver & Gold Mines Ltd.	12-15	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 12.19 CDN-BL-9 Blank – Copper

Duplicates

Field duplicates were collected from 33 samples from both the Avino and San Gonzalo veins. The results of duplicate samples are shown in Figure 12.20 (silver), Figure 12.21 (gold), Figure 12.22 (copper), Figure 12.23 (lead), and Figure 12.24 (zinc). In some cases, very high grade samples were excluded from the graph in order to allow better resolution of the lower-grade results. An incorrect original sample for a duplicate is apparent in one instance.

The target results are 90% within a 20% relative difference of the original sample. For the elements shown below, 73% of gold analyses, 76% of silver analyses, 85% of copper analyses, 91% of lead analyses, and 91% of zinc analyses are within the 20% relative difference window. There does not appear to be a consistent trend in the samples that fall outside of this window. The number of samples that are outside this window therefore likely reflects the inherent variability in element distribution within the deposit.

Figure 12.20 Duplicates Results – Silver

Avino Silver & Gold Mines Ltd.	12-16	1251920100-REP-R0001-02
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Figure 12.21 Duplicates Results – Gold

Figure 12.22 Duplicates Results – Copper

Figure 12.23 Duplicates Results – Lead

Avino Silver & Gold Mines Ltd.	12-17	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 12.24 Duplicates Results – Zinc

12.2	Avino and San Gonzalo Vein Bulk Density

A limited number of specific gravity measurements were originally collected by Avino from drillholes in the Avino and San Gonzalo Veins. These measurements were not representative of the veins spatially or by drilling program, and Tetra Tech requested additional specific gravity measurements be completed on drillcore from both veins. These additional measurements were completed by Avino in 2013. These new measurements are part of the specific gravity database discussed in more detail in Section 10.2.3, Section 11.7 and Section 14.5.

Table 12.4 shows a comparison of the maximum, minimum, and mean results for specific gravity samples from the San Gonzalo vein, from the Avino vein, and from all samples.

Table 12.4 Percent Differences in Specific Gravity Values

Deposit	Maximum Value	Minimum Value	Average Value	% Difference (Max-Min)	% Difference (Max-Mean)	% Difference (Mean-Min)
San Gonzalo Vein	3.23	2.0	2.62	62	23	31
Avino Vein	3.38	2.1	2.66	69	27	27
All	3.38	2.0	2.64	69	28	32

The 2013 specific gravity measurements included some samples that were measured by a CV method, and some by a WD method (see Section 11.7). As part of this exercise, Tetra Tech also requested that Avino complete duplicate measurements on whole drillcore by each method. These duplicate measurements were reviewed by Tetra Tech as a check on the reliability of the procedures followed on site. Table 12.5 shows the results from these duplicate measurements. The results show good agreement between the CV and WD methods, with an overall slight bias to lower values using the CV method.

Avino Silver & Gold Mines Ltd.	12-18	1251920100-REP-R0001-02
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Table 12.5 Comparison Between Specific Gravity Measurement By CV and WD: Avino Check Samples

Drillhole	Depth (m)	CV Density (g/cm3)	WD Density (g/cm3)	% Difference (WD-CV)
SG-07-01	334.90	2.55	2.56	0.3
SG-07-07	272.10	2.77	2.79	0.9
SG-07-16	85.00	2.60	2.63	1.1
SG-07-28	295.00	2.58	2.61	1.2
SG-07-36	45.05	2.55	2.55	-0.3
SG-07-40	512.00	2.69	2.68	-0.3
SG-08-06	200.00	2.60	2.58	-0.7
SG-11-04	155.25	2.55	2.54	-0.5
SG-11-16	332.15	2.48	2.49	0.4
ET-07-05	280.00	2.66	2.66	0.1
ET-12-01	200.00	2.60	2.64	1.7
ET-12-09	390.45	2.63	2.64	0.5
Average	-	-	-	0.3

Tetra Tech also reviewed the results by rock type and by analytical method, including previously collected results that were all completed using the CV method. Table 12.6 shows these results, indicating an overall good agreement between results obtained from both the CV and WD methods. However, this comparison does show a slight bias with the CV method yieleding consistently lower average densities.

Table 12.6 Comparison Between Specific Gravity Measurement By CV and WD: By Rock Type

Deposit	Number of Samples (VC)	Number of Samples (WD)	Average Density VC (g/cm3)	Average Density WD (g/cm3)	% Difference (WD-CV)
San Gonzalo Vein	113	39	2.62	2.64	0.8
Avino Vein	69	41	2.63	2.71	3.0
All	182	80	2.62	2.67	1.9

Based on this review, Tetra Tech recommends that Avino use the WD method for future specific gravity measurements, as outlined in Section 26.1. A QP opinion of the reliability of the Avino specific gravity data is discussed in Section 12.5.1.

Avino Silver & Gold Mines Ltd.	12-19	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

12.3	Oxide Tailings Drillhole Database

Tetra Tech compiled the assay data used in the oxide tailings resource estimate by referring to original mine sections (Tetra Tech 2012) and verification of this data is described below. The 1:1,000 scale plans drafted for this exercise were scanned and used to verify the positions of the old drillholes. A transposition error on one collar elevation in mine coordinates was observed and subsequently corrected (drillhole E3 was incorrectly recorded at an elevation of 2,275 m, and was corrected to 2,257 m).

Avino provided the following formulae to convert the collar coordinate data from local mine grid coordinates to UTM coordinates:

•	local mine grid X + 560421.245 = X UTM

•	local mine grid Y + 2707618.312 = Y UTM

•	local elevation - 41.306 = elevation amsl.

Since the trenches (named with Z-series) from the 1990 to 1991 program represent incomplete surface sampling of an unrepresentative part of the pile (at the wall where the outlets for the hydraulic emplacement of the material were sited), these data were not used in the oxide tailings resource estimate.

12.3.1	Assay Verification of 1990/1991 Drillholes in Oxide Tailings

The drillholes in the oxide tailings were completed prior to institution of NI 43-101 and related QA/QC requirements. The analyses were completed in the Avino Mine laboratory and no original assay certificates have been produced or preserved. The database and mine sections were therefore compared with the original hand-written data collected from the mine laboratory. These assay sheets from the mine laboratory show good agreement with the mine sections and resulting database used by Tetra Tech for estimation of the oxide tailings in Section 14.1. Tetra Tech verified 54% of drillholes in this database (15 of 28 drillholes) and 58% of both silver and gold assays (444 of 766 values) used for this estimation (excluding the Z-series trenches). Only two errors were noted in the database, as documented in Table 12.7, yielding an error incidence of less than 1%. An additional discrepancy noted during this verification exercise was a mistake in the hole number sequence along the C-C’ line on the original plan view map (Figure 10.1, Section 10). The original mine sections and assay sheets skip hole C2 and include the drillhole numbers C1 and C3 to C6, whereas the plan view map lists the C-series drillholes sequentially from C1 to C5. The database used for estimation matches the mine sections and original assay sheets, and therefore no hole C2 exists in the database. The original mine sections are provided in Tetra Tech (2012). Also included in Appendix A are the original hand-written assay sheets for all drillholes that were verified (the assay sheets also includes assay data for other, unrelated material which was being processed around the same time as the oxide tailings material).

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Table 12.7 1990/1991 Assay Database Errors

Hole Number	From (m)	To (m)	Error
E2	14	15	Ag value entered as 97 g/t, should be 87 g/t
C4	18	19	Ag value entered as 119 g/t, should be 113 g/t

In order to verify the reliability of the assay data from the oxide tailings sampling, Tetra Tech collected numerous verification samples (as described in Section 12.3) with the goal of evaluating:

•	the presence and grade of silver and gold in the tailings

•	the reliability of the Avino Mine laboratory; to address this, the same samples were analysed at the mine as well as two external labs.

The QP opinion of the reliability of the 1990 to 1991 oxide tailings assays is discussed in Section 12.5.2.

12.3.2	Oxide Tailings Verification Samples

During a site visit conducted on June 7 and 8, 2012, Michael F. O’Brien visited the tailings heaps and supervised the collection of eight samples from the oxide tailings (3 to 4 kg each). The samples were collected from gulleys that had eroded into the tailings pile and provided a vertical section through the tailings. It is believed that while such samples cannot provide a statistically representative reflection of overall grade, they do provide some insight into the grade of the tailings near surface. The eight samples were each split into three separate sub-samples, which were submitted in turn to the Avino Mine laboratory together with SGS laboratories in Durango and Vancouver.

Statistical analysis of the three sets of results demonstrates that there is good correlation between the three labs, as exhibited by linear comparison plots in Figure 12.25 to Figure 12.29, and in correlation coefficient matrices in Table 12.8 to Table 12.12. Assay results from the verification samples are presented in Table 12.13; assay certificates for these results were previously disclosed by Tetra Tech (2012).

Silver values performed excellently, as did two of the three base metals. Zinc values from the Avino lab came back lower than at the two SGS labs, but displayed the same trend. As noted in Section 11.7, gold values from the Avino laboratory came back slightly higher than from the SGS labs. It should be noted that gold assays have a high intrinsic variance compared to other metals, hence the lower correlation numbers for those values, although they are well within normally expected variation. The variance and relative standard error (RSE) for each of the five metals are:

•	silver: variance = 12.43 (g/t)2, RSE = 3.01%

•	gold: variance = 0.011 (g/t)2, RSE = 9.16%

Avino Silver & Gold Mines Ltd.	12-21	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

•	lead: variance = 440,534 ppm2, RSE = 5.24%

•	zinc: variance = 53,990 ppm2, RSE = 16.91%

•	copper: variance = 6,088 ppm2, RSE = 3.79%.

Figure 12.25 Linear Plot Comparing Silver Assay Results from Verification Samples

Note:            SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Avino Silver & Gold Mines Ltd.	12-22	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 12.26 Linear Plot Comparing Gold Assay Results from Verification Samples

Note:            SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Figure 12.27 Linear Plot Comparing Lead Assay Results from Verification Samples

Note:            SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Avino Silver & Gold Mines Ltd.	12-23	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 12.28 Linear Plot Comparing Zinc Assay Results from Verification Samples

Note            SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Figure 12.29 Linear Plot Comparing Copper Assay Results from Verification Samples

Note:            SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Avino Silver & Gold Mines Ltd.	12-24	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 12.8 Correlation Coefficient Matrix for Silver Verification Sample Assays

	Avino Ag (g/t)	SGSD Ag (g/t)	SGSV Ag (g/t)
Avino Ag (g/t)	1	-	-
SGSD Ag (g/t)	0.963	1	-
SGSV Ag (g/t)	0.984	0.986	1
Note:            SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Table 12.9 Correlation Coefficient Matrix for Gold Verification Sample Assays

	Avino Au (g/t)	SGSD Au (g/t)	SGSV Au (g/t)
Avino Au (g/t)	1	-	-
SGSD Au (g/t)	0.612	1	-
SGSV Au (g/t)	0.808	0.703	1
Note:            SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Table 12.10 Correlation Coefficient Matrix for Lead Verification Sample Assays

	Avino Pb (ppm)	SGSD Pb (ppm)	SGSV Pb (ppm)
Avino Pb (ppm)	1	-	-
SGSD Pb (ppm)	0.948	1	-
SGSV Pb (ppm)	0.989227101	0.968924309	1
Note:            SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Table 12.11 Correlation Coefficient Matrix for Zinc Verification Sample Assays

	Avino Zn (ppm)	SGSD Zn (ppm)	SGSV Zn (ppm)
Avino Zn (ppm)	1	-	-
SGSD Zn (ppm)	0.940	1	-
SGSV Zn (ppm)	0.984	0.955	1
Note:            SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Table 12.12 Correlation Coefficient Matrix for Copper Verification Sample Assays

	Avino Cu (ppm)	SGSD Cu (ppm)	SGSV Cu (ppm)
Avino Cu (ppm)	1	-	-
SGSD Cu (ppm)	0.999	1	-
SGSV Cu (ppm)	0.998	0.999	1
Note:            SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

The sampling exercise did provide the opportunity to review the artificial sedimentary deposit that comprises the Avino oxide tailings and supported the previous assumptions of the tailings, such as regarding the oxide tailings as two superimposed units with slightly different chemical and particle size characteristics and pronounced horizontal continuity. The source data and plans prepared more than 20 years ago after the initial drilling campaign were examined at the mine and found to be of professional standard and provide support for their use in the estimation of the oxide tailings. The overall homogeneity of the material, horizontal continuity and relatively high confidence in the volume and tonnage, mitigate any uncertainty in the historical data set.

Avino Silver & Gold Mines Ltd.	12-25	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 12.30 shows a view of one of the channels created to collect these verification samples.

Figure 12.30 Verification Sample 1 Channel

Note:            The pick handle is 1.2 m in length.

Avino Silver & Gold Mines Ltd.	12-26	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 12.13	Results of Verification Samples

Avino Laboratory Results						SGS Durango Results						SGS Vancouver Results
Sample Number	Ag (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Au (g/t)	Sample Number	Ag (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Au (g/t)	Sample Number	Ag (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Au (g/t)
162185	35	2,812	243	826	0.82	165019	44	2,660	421	907	0.63	165019	41	2,880	431	854	0.65
162188	47	2,125	292	848	0.91	165020	43	2,400	553	1,020	0.62	165020	42	2,640	559	997	0.65
162189	38	2,928	460	2,356	0.62	165021	39	2,660	751	2,610	0.59	165021	38	2,790	726	2,430	0.50
162190	70	8,298	498	993	0.65	165022	69	6,650	779	1,120	0.57	165022	67	6,690	791	1,060	0.49
162191	62	7,398	441	878	0.54	165023	58	7,540	868	1,030	0.51	165023	58	6,140	695	953	0.56
162192	85	8,821	724	951	0.77	165024	92	7,070	1,220	1,060	0.47	165024	79	6,850	1,100	1,000	0.51
162193	76	7,700	553	1,062	0.72	165025	73	8,260	1,250	1,230	0.53	165025	69	6,560	960	1,110	0.54
162194	57	5,689	791	523	0.45	165026	56	5,890	1,380	583	0.47	165026	52	5,530	1,340	569	0.37

Avino Silver & Gold Mines Ltd.	12-27	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

12.4	Site Visit

Michael F. O’Brien conducted a site visit on June 7 and 8, 2012. During this visit, Mr. O’Brien visited the tailings heaps and verified the location of walls and the extent of the oxide and sulphide tailings. Mr. O’Brien supervised the collection of eight samples from the oxide tailings; a Garmin GPSMAP® 60CSx GPS was used to verify locations. The underground, open-pit, and dump sampling sections of the mine were visited to gain familiarity with the geography and deposits of the Avino and San Gonzalo veins. The San Gonzalo mine was toured down to the level 3 ramp to level 4. The Avino underground workings were flooded at the time of the site visit, and only the portal area could be visited. The core shed was visited, where Mr. O’Brien observed the data capture and specific gravity measurement procedures followed by mine staff. Mr. O’Brien also visited the Avino Mine laboratory, and observations related to the lab are presented in Section 11.6.

12.5	Tetra Tech Conclusions and Opinion

The drill dataset has been produced within a brownfield property. All data used for this study is obtained from work carried out by staff of the current issuer, which has owned the Property continuously since the start of this work.

12.5.1	Avino and San Gonzalo Veins

Drillhole Database

A single, compiled database containing all relevant drilling information does not exist for the Property. A variety of partially-compiled data sources were provided to Tetra Tech, indicating poorly-organized and inconsistent database management. In order to verify that the assay data provided by Avino is reliable, Tetra Tech verified the collar and assay data from at least 10% of all drillholes and channel samples included in the current database (as compiled by Tetra Tech). This verification exercise yielded results within an acceptable error rate for collar and assay data.

Based on the data verification completed by Tetra Tech, it is evident that the data collected by Avino is reliable. However, the data management needs to be better organized. The data, as provided by Avino, was only usable for the purpose of this study after extensive data compilation and verification by Tetra Tech.

Downhole Survey Data

Downhole survey data is currently not being collected to industry standards by Avino. However, the location of the Avino and San Gonzalo vein intersections observed in drillholes can be verified by both surface and underground mapping, providing confidence in the location, orientation, and true width of both veins.

Avino Silver & Gold Mines Ltd.	12-28	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Geology Data and Interpretation

Overall confidence in the Avino geology interpretation and database is low. However, the vein intersections were more consistently identified and logged, and the veins of interest are confirmed by assays and surface and underground mapping. Therefore, despite Tetra Tech’s concerns with the geological identification and interpretation on the mine, the lithology database is considered appropriate for this study because the lithology units modelled and included in the resource estimates in Section 14.1 and Section 14.2, the Avino and San Gonzalo veins, were confirmed by separate data sources.

Specific Gravity Samples

Based on a review of specific gravity data from drillholes in the Avino and San Gonzalo veins, Tetra Tech concludes that future bulk density measurements should be completed using a water displacement method. The frequency at which specific gravity measurements are collected should also be increased. A comparison of the two measurement techniques used for these SG samples indicates that the results are acceptable for this study.

QA/QC Samples

The rate of QA/QC sample insertion is slightly below recommended industry standards on the Avino vein, but significantly below industry standards on the San Gonzalo vein. Based on the information provided to Tetra Tech, it also does not appear that industry standard plots of standard, blank, and duplicate results (as in Section 12.3) are being constructed and reviewed by Avino on a routine basis. However, QA/QC samples were collected, albeit inconsistently, from all 2006 to 2012 drilling programs and Tetra Tech reviewed the results of these samples. This review found no evidence of systematic laboratory bias, indicating that the assay results are reliable.

12.5.2	Oxide Tailings

The identified grade pattern is similar in character to other tailings deposits, such as overall homogeneity and a pronounced horizontal continuity.

Verification samples taken by Mr. O’Brien have confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign, with a low silver bias consistent with the superficial position of the samples in the zone most likely to have suffered surface leaching. The verification samples also confirm that the mine lab assays are not materially different from those of external labs.

12.5.3	QP Opinion

There were no limitations on or failure to conduct data verification.

It is Tetra Tech’s opinion that the assay, sample location, vein lithology, and specific gravity data from the Avino and San Gonzalo veins are reliable to support the purpose of this technical report and a current mineral resource on both veins.

Avino Silver & Gold Mines Ltd.	12-29	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

While it has been difficult to verify the oxide tailings drill dataset, the fact pattern identified in Section 12.5.2. suggests to Tetra Tech that it is reasonable to rely on the oxide tailings drill database to support the purpose of this technical report and a current mineral resource.

Avino Silver & Gold Mines Ltd.	12-30	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Avino Vein

Avino is not conducting mining activity on the Avino vein. No mineral processing methods or metallurgical testing is underway or proposed for the Avino vein.

Historical smelter receipts (pre-2001) and recent discussions with concentrate trading firms have suggested bismuth would be an element of concern in the concentrate. There are plans for metallurgical test work with the objective of reducing the bismuth content in the concentrate in order to improve on the smelter return.

13.2	San Gonzalo Vein

Avino is currently conducting mining activity on the San Gonzalo vein, including processing of San Gonzalo vein material at the mine plant.

No current metallurgical testwork has been performed. Production decisions are being made without mineral reserves or any studies of economic viability that have been prepared in accordance with NI 43-101. Avino is basing its economic decisions on the net proceeds of a bulk sample program described in Section 9.3.2 and on the basis of results of the current operations.

Avino Silver & Gold Mines Ltd.	13-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

13.3	Oxide Tailings

Tetra Tech has disclosed mineral processing and metallurgical testing methods and results for the oxide tailings portion of the Property. These were disclosed in the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012, and summarized below.

Tetra Tech used the estimated grade values and test work results as reported by MMI and PRA, who conducted the metallurgical tests. From these Tetra Tech reviewed all available data and developed different mining and processing flowsheets during the evaluation of the property. Much of the previous data could not be validated and, therefore, could not be used in the review. The MMI technical report indicated that an economic evaluation of the tailings deposit could not be completed at this stage since the deposit could only be classified as an inferred resource. MMI had arrived at this conclusion based on their acknowledgement that their study was limiting with respect to the sampling of the tailings dam and incomplete metallurgical characterization. However, a conceptual financial model was developed by Tetra Tech using the estimated grade values and test work results as reported by MMI and PRA, who conducted the metallurgical tests. Additionally, Tetra Tech investigated gravity separation, flotation, cyanide leach, carbon-in-pulp (CIP), and heap leach processing options. Using the recoveries and process conditions resulting from these tests, the capital costs to construct a processing plant using selected process options were developed while the operating costs associated with each option were determined and a financial model compiled. A heap leach operation with a four-year mine life indicated the best financial alternative.

13.4	Sulphide Tailings

Avino is not conducting mining activity on the sulphide tailings. No mineral processing methods or metallurgical testing is underway or proposed for the sulphide tailings.

Avino Silver & Gold Mines Ltd.	13-2	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

14.0	MINERAL RESOURCE ESTIMATES

14.1	Resource Summary

The following tables provide a synopsis of the reported mineral resources reported in this section. Table 14.1 summarizes the base case values for all current mineral resources on the Property. A more detailed summary is also provided for the Avino vein (Avino vein and cross-cutting vein in Table 14.2) and the San Gonzalo vein (San Gonzalo vein and Angelica vein in Table 14.3). The reporting cut-off for the Avino vein is 100 g/t Ag_Eq and the cut-off for the San Gonzalo vein is 150 g/t Ag_Eq. These cut-offs were determined by Avino based on actual mining scenarios and a silver price of $20/oz. Current cut-offs used for financial projections by Avino, based on recent market prices, include 80 g/t for the Avino vein and 120 g/t for the San Gonzalo vein.

The reporting cut-off for the oxide tailings is 50 g/t silver; Ag_Eq values were not calculated for the oxide tailings.

No mineral resource for the sulphide tailings is disclosed in this technical report.

Avino Silver & Gold Mines Ltd.	14-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 14.1  Summary of Mineral Resources, Avino Mine

				Contained Metal				Grade
Resource Category	Deposit	Cut-off Ag_Eq*	Tonnes	Ag_Eq (oz)	Ag (oz)	Au (oz)	Cu (t)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
Measured	San Gonzalo Vein	150	71,416	914,791	759,801	3,288	N/A	398	331	1.432	N/A
Total Measured - All Deposits		-	71,416	914,791	759,801	3,288	N/A	-	-	-	-
Indicated	Avino Vein	100	4,253,968	23,838,629	10,835,338	72,207	30,914	174.3	79.2	0.528	0.727
Indicated	San Gonzalo Vein	150	222,407	2,763,069	2,043,514	15,263	N/A	386	286	2.134	N/A
Total Indicated - All Deposits		-	4,476,375	26,601,698	12,878,852	87,470	30,914	-	-	-	-
Inferred	Avino Vein	100	3,220,896	16,262,944	7,068,831	75,858	17,719	157	68.3	0.733	0.55
Inferred	San Gonzalo Vein	150	1,085,276	10,494,843	8,158,834	49,549	N/A	300.8	233.8	1.42	N/A
Inferred	Oxide Tailings	50*	2,340,000	N/A	6,660,000	39,530	N/A	N/A	91.3	0.54	N/A
Total Inferred - All Deposits		-	6,646,172	26,757,787	21,887,665	164,937	17,719	-	-	-	-
Note: *Ag_Eq not calculated for the oxide tailings resource; cut-off in g/t Ag.

Table 14.2  Avino Vein Mineral Resource

					Metal				Grade
Resource Category	Cut-off Ag Eq	Volume (m3)	Tonnes	Density	Ag_Eq (oz)	Ag (oz)	Au (oz)	Cu (t)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
Indicated	50	3,156,176	8,485,813	2.689	33,698,095	14,645,088	105,279	45,384	123.5	53.7	0.386	0.535
	80	2,113,760	5,673,771	2.684	27,938,365	12,390,900	86,867	36,874	153.2	67.9	0.476	0.650
	100	1,584,648	4,253,968	2.684	23,838,629	10,835,338	72,207	30,914	174.3	79.2	0.528	0.727
	150	863,528	2,327,430	2.695	16,205,941	7,697,377	46,408	20,369	216.6	102.9	0.620	0.875
	200	405,792	1,105,097	2.723	9,474,178	4,522,283	27,828	11,718	266.7	127.3	0.783	1.060
	250	218,048	596,569	2.736	5,820,374	2,792,304	16,552	7,243	303.5	145.6	0.863	1.214
Inferred	50	3,316,272	8,982,925	2.709	29,258,352	12,407,216	130,031	33,978	101.3	43.0	0.450	0.378
	80	1,742,616	4,710,633	2.703	20,488,097	8,718,189	97,196	22,668	135.3	57.6	0.642	0.481
	100	1,193,320	3,220,896	2.699	16,262,944	7,068,831	75,858	17,719	157.0	68.3	0.733	0.550
	150	519,704	1,399,366	2.693	8,967,681	4,229,254	29,878	10,670	199.3	94.0	0.664	0.763
	200	204,560	552,562	2.701	4,338,265	2,289,307	7,375	5,539	244.2	128.9	0.415	1.002
	250	71,344	195,258	2.737	1,802,917	1,022,743	2,284	2,197	287.2	162.9	0.364	1.125

Avino Silver & Gold Mines Ltd.	14-2	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 14.3   San Gonzalo Vein Mineral Resource

					Metal			Grade
Resource Category	Ag_Eq Cut-off	Volume (m3)	Tonnes	Density	Ag_Eq (oz)	Ag (oz)	Au (oz)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)
Measured and	50	163,400	425,764	2.606	4,076,578	3,124,273	20,199	297.8	228.2	1.476
Indicated	100	134,112	349,348	2.605	3,901,468	2,987,063	19,396	347.4	265.9	1.727
	120	126,688	329,323	2.599	3,830,639	2,927,804	19,150	361.8	276.5	1.809
	150	113,264	293,822	2.594	3,677,861	2,803,315	18,550	389.3	296.8	1.964
	200	89,704	231,583	2.582	3,325,495	2,528,182	16,912	446.6	339.6	2.271
	250	76,672	197,530	2.576	3,079,688	2,339,140	15,708	484.9	368.3	2.473
Inferred	50	560,128	1,476,184	2.635	11,899,790	9,281,947	55,527	250.7	195.6	1.170
	100	512,920	1,352,355	2.637	11,615,072	9,055,601	54,289	267.1	208.3	1.249
	120	488,944	1,289,240	2.637	11,391,021	8,880,117	53,259	274.8	214.2	1.285
	150	412,200	1,085,276	2.633	10,494,843	8,158,834	49,549	300.8	233.8	1.420
	200	296,232	779,484	2.631	8,811,481	6,824,184	42,153	351.6	272.3	1.682
	250	209,536	551,401	2.632	7,148,532	5,508,613	34,785	403.2	310.7	1.962

Avino Silver & Gold Mines Ltd.	14-3	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

14.2	Data

Drillhole data for the Avino and San Gonzalo resource estimates was supplied by Avino to Tetra Tech, who verified and compiled it into .csv files (see Section 12.1).  Wireframes (.dxf files) of the topography and an out-of-date model of the San Gonzalo vein were also supplied by Avino.  Drillhole data was imported into Datamine™ software (version 3.20.6140.0) and subsequently verified by standard internal Datamine™ processes.  These .csv files contain collar, survey, logging and assay data collected by Avino and collated and confirmed by Tetra Tech.  Data includes underground face sampling, reverse circulation (RC), and diamond drill core.  Most samples were obtained from diamond drill core.

Wireframes supplied by Avino assisted in modelling the deposit.  These wireframes were imported and verified in Datamine™ software prior to implementation into the block model.  These wireframes include, but are not limited to:

•	surface topography

•	San Gonzalo vein (last updated in 2007).

Additional wireframes were created by Tetra Tech based on cross-section and plan view images (provided by Avino) of the Avino, San Gonzalo, and Angelica veins, as well as the underground workings of both the Avino and San Gonzalo mines. These images included geological interpretations of the position and extent on individual mineralized veins. These were also imported into Datamine™ software, but were, in this situation, used as a guide in developing an independent interpretation by Tetra Tech of the main zones of mineralization for the resource estimate.

14.3	Avino Vein

14.3.1	Geological Interpretation

The Avino vein was separated into two geological units; a relatively continuous mineralized vein system, and a zone of surrounding mineralized breccia.

14.3.2	Wireframing

The Avino vein and the surrounding system are interpreted as part of a low- to intermediate-sulphidation system of silver-gold epithermal veins, breccias, stockworks, and silicified zones. This interpretation was applied in the modeling described below.

Solid wireframe models of the main mineralized lithologies were created in Datamine Studio 3™ (version 3.21.7164). Drillhole data received from Avino was imported from comma-separated-values (.csv) tables containing collar, assay, lithology, and downhole survey data. A digital terrain model (DTM) was created from a contour map provided by Avino. In addition to this, a geology plan map and drill sections were provided by Avino.

Avino Silver & Gold Mines Ltd.	14-4	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

This data, combined with the wireframe model of the underground workings, was utilized in the creation of the grade domains.

For the main Avino vein, drillhole lithologies, sectional and plan geological maps, and modeled underground workings were sufficient to model the mineralized zone.  A halo of higher-grade material was noted adjacent to the Avino vein lithology.  This was frequently logged as a quartz stockwork or breccia.  It is inferred, based on geometry, that this material would have been mined with the Avino vein in the previously mined material.  This material was also modeled separately from the Avino vein at depth using the available drillhole data.  In some instances, material was included or excluded in this model based on assay grade and not lithology.  A secondary vein, which is noted at surface and in the upper mining areas to cross-cut the main Avino vein, was also modeled.  Similarly to the quartz stockwork zone, this vein was in some instances modeled based on grade as opposed to lithology.

Table 14.4 displays the parameters of the Avino vein solid wireframe models.  Figure 14.1 displays the modeling results graphically.

Table 14.4 Avino Vein Solid Wireframe Model Parameters

Designation	Strike (°)	Dip (°)	Strike Length (m)	Down-dip Extension (m)	Width (m)
Main Avino Vein	~70 (E-NE)	-65 to -70	~1,300	~550	~10 to 20 (up to 40)
Quartz Stockwork/Breccia	~70 (E-NE)	-65 to -68	~1,050	up to ~350	Variable (0 to 30)
Avino Cross-cut Vein	~100 (E-SE)	-56 to -45	~700	~450	~4 to 10

Avino Silver & Gold Mines Ltd.	14-5	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 14.1 3D Perspective View of the Avino Solid Wireframe Models

Note:
Looking down to the west-northwest.  Main Avino vein in red, quartz stockwork/breccia in blue, Avino cross-cut vein in pink, underground mine workings in green, topography in light yellow transparent mesh, and drillhole traces.

To test the validity of these models, and to determine the ideal method for treating the wireframe boundaries, contact profiles were generated, and are discussed in Section 14.2.3.

14.3.3	Contact Profiles

Contact profiles were generated to test the validity of the wireframe models and to determine the ideal method for treating wireframe boundaries.  The mineralized domains displayed strong, hard contacts with the wallrock in silver and copper profiles (as shown in Figure 14.2).  Note that in this figure, elevated silver values appear at distances greater than 15 m from the contact; this is not because the wallrock contains abundant silver at this distance, but rather that this far away from the main vein only mineralization (and not all barren material) is sampled.  The contacts of gold mineralisation are softer than silver, but average grade data still showed that the populations were clearly statistically distinct.  Between the main Avino vein and the adjacent/surrounding mineralized quartz stockwork/breccia, the silver and copper contacts were slightly softer

Avino Silver & Gold Mines Ltd.	14-6	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

(Figure 14.3), though still mostly acting as a hard boundary. As these two units are geologically distinctive (vein versus breccia), they were treated as a hard boundary for grade interpolation.  All contacts between mineralized and wallrock populations were treated as hard boundaries in estimation.

Figure 14.2 Contact Profile between Main Avino Vein and Wallrock for Silver

Avino Silver & Gold Mines Ltd.	14-7	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 14.3 Contact Profile between Avino Vein and Quartz Breccia/Stockwork for Silver

14.4	San Gonzalo Vein

14.4.1	Geological Interpretation

The San Gonzalo vein, like the Avino vein, represents a geologically continuous mineralized vein system. Unlike the Avino vein, the San Gonzalo vein does not have a notable contiguous breccia envelope.

14.4.2	Wireframing

The San Gonzalo vein and the surrounding system is interpreted as part of a low- to intermediate-sulphidation system of silver-gold epithermal veins, breccias, stockworks, and silicified zones.  This interpretation was applied in the modeling described below.

Solid wireframe models of the main mineralized lithologies were created in Datamine Studio 3™.  Drillhole data from Avino was imported from .csv tables containing collar, assay, lithology, and downhole survey data.  A DTM was created from a contour map provided by Avino.  In addition to this, drill sections were provided by Avino.  This data, combined with the wireframe model of the underground workings, was utilized in the creation of the grade domains.

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For the main San Gonzalo vein, drillhole lithologies and assay grades, sectional geological maps, and modeled underground workings were used to model the mineralized zone.  A secondary vein, the Angelica vein, which is noted in the upper mining areas to cross-cut the main San Gonzalo vein, was also modeled using the same information as that applied to the main San Gonzalo vein.

Table 14.5 displays the parameters of the San Gonzalo vein solid wireframe models.  Figure 14.4 displays the modeling results graphically.

Table 14.5 San Gonzalo Vein Solid Wireframe Model Parameters

Designation	Strike (°)	Dip (°)	Strike Length (m)	Down-dip Extension (m)	Width (m)
Main San Gonzalo Vein	~295 (W-NW) to ~320 (NW)	-73 to -80	~700	~450	~2 to 8
Angelica Cross-cut Vein	~100 (E-SE)	-80	~350	~220	~1 to 8

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Figure 14.4 3D Perspective View of the San Gonzalo Solid Wireframe Models

Note:	Looking down to the east-northeast. Main San Gonzalo vein in red, Angelica vein in blue, underground mine workings in green, topography in light yellow transparent mesh, and drillhole traces.

To test the validity of these models, contact profiles were generated and are discussed in Section 14.3.3.

14.4.3	Contact Profiles

Contact profiles were generated to test the validity of the wireframe models and to determine the ideal method for treating wireframe boundaries. The mineralized domains displayed strong, hard contacts with the wallrock in silver and copper profiles, with only slight to moderate increases approaching the contact (as evidenced in Figure 14.5). For gold the contacts were less conspicuous, but average grade data still showed that the populations were statistically distinct. All contacts between mineralized and wallrock populations were treated as hard boundaries in estimation.

Avino Silver & Gold Mines Ltd.	14-10	1251920100-REP-R0001-02
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Figure 14.5 Contact Profile between Main San Gonzalo Vein and Wallrock for Silver

14.5	Exploratory Data Analysis

14.5.1	Raw Data Assays and Statistics

Avino

Table 14.6 tabulates the raw drillhole assay and length statistics for the Avino mineralization. They are tabulated as a total and also by domain. Assayed metals include silver, gold, copper, zinc, and lead. Metals considered in the Avino resource estimate include silver, gold, and copper.

In general, statistics indicate that the mineralization at Avino belongs to a single grade population; regardless of domains.

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San Gonzalo

Table 14.7 tabulates the raw drillhole assay and length statistics for the San Gonzalo mineralization. It is tabulated as a total and also by domain (4 and 5). Assayed metals considered in the San Gonzalo resource estimate include silver, gold, copper, zinc, and lead. Unlike Avino, San Gonzalo data includes face samples (4f) in domain 4. Data without face samples are also presented (4dh).

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Table 14.6	Avino Raw Data Statistics

Domain	Field	N Records	N Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Standard Error	Skewness	Kurtosis
1, 2 and 3	Ag_gt	1,623	1,592	0	1811.3	37.06	6441.29	80.26	2.01	10.99	188.97
	Au_gt	1,623	1,592	0	48.054	0.2625	2.3509	1.5333	0.0384	23.65	665.57
	Cu_pct	1,623	1,592	0.0009	10.31	0.4014	0.5080	0.7127	0.0179	6.8924	73.2701
	Zn_pct	1,623	1,592	0	2.5	0.0733	0.0194	0.1391	0.0035	9.8863	136.0172
	Pb_pct	1,623	1,592	0	2.28	0.0412	0.0155	0.1245	0.0031	8.9404	115.6834
	LENGTH	1,623	1,623	0.04	16.4	1.2448	0.6792	0.8241	0.0205	9.2797	134.3613
1	Ag_gt	767	767	0.3	1811.3	52.41	10188.52	100.9382	3.6447	9.5419	137.14
	Au_gt	767	767	0.0025	48.054	0.3630	4.6337	2.1526	0.0777	17.53	350.7454
	Cu_pct	767	767	0.0021	10.02	0.5788	0.6893	0.8302	0.0300	5.4219	46.8048
	Zn_pct	767	767	0	2.5	0.0902	0.0332	0.1822	0.0066	8.6847	91.4761
	Pb_pct	767	767	0	2.28	0.0596	0.0258	0.1606	0.0058	7.4944	77.6199
	LENGTH	767	767	0.05	2.5	1.2946	0.1337	0.3657	0.0132	-1.5445	1.9204
2	Ag_gt	749	725	0	1034.9	21.20	2506.68	50.07	1.8594	13.29	241.98
	Au_gt	749	725	0	4.31	0.1402	0.1339	0.3660	0.0136	6.9956	62.7635
	Cu_pct	749	725	0.0009	10.31	0.2537	0.3185	0.5643	0.0210	10.8615	162.9471
	Zn_pct	749	725	0	0.678	0.0569	0.0057	0.0753	0.0028	2.6637	11.0782
	Pb_pct	749	725	0	1.21	0.0231	0.0056	0.0751	0.0028	8.8347	107.9050
	LENGTH	749	749	0.04	13.7	1.1924	0.8858	0.9412	0.0344	7.6261	80.3417
3	Ag_gt	107	100	0.6	271.1	34.36	2586.09	50.85	5.0854	2.8984	9.0494
	Au_gt	107	100	0.0025	6.72	0.3777	0.7153	0.8458	0.0846	5.0857	31.5475
	Cu_pct	107	100	0.0025	0.6228	0.1119	0.0083	0.0912	0.0091	2.5720	9.3318
	Zn_pct	107	100	0.0021	0.589	0.0614	0.0083	0.0911	0.0091	3.1453	11.7254
	Pb_pct	107	100	0.001	0.2726	0.0321	0.0027	0.0522	0.0052	2.8027	8.2988
	LENGTH	107	107	0.05	16.4	1.2551	3.1064	1.7625	0.1704	6.4956	49.9188

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Domain	Field	N Records	N Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Standard Error	Skewness	Kurtosis
4 and 5	Ag_gt	3,535	3,426	0	14,768.4	243.1	503,925	709.877	12.128	9.504	129.2
	Au_gt	3,535	3,426	0.0025	185.2	1.0224	20.188	4.493	0.077	26.12	925.8
	Cu_pct	3,535	3,426	0.00005	4.1	0.0513	0.021	0.144	0.002	15.69	356.6
	Zn_pct	3,535	3,426	0.0068	35.5	0.5744	2.351	1.533	0.026	9.003	126.8
	Pb_pct	3,535	3,426	0.000411	14.6	0.3361	0.742	0.862	0.015	6.890	66.01
	LENGTH	3,535	3,535	0	10.2	0.6847	0.154	0.392	0.007	10.33	206.2
4	Ag_gt	3,143	3,038	0	14,768.4	251.3	531,849	729	13.231	9.5	128.2
	Au_gt	3,143	3,038	0.0025	185.2	1.0861	22.5583	4.7496	0.0862	24.9	834.5
	Cu_pct	3,143	3,038	0.00005	3.74	0.0450	0.0131	0.1144	0.0021	16.1	420.2
	Zn_pct	3,143	3,038	0.0068	35.5	0.5422	2.4206	1.5558	0.0282	9.38	133.5
	Pb_pct	3,143	3,038	0.000411	14.6	0.3477	0.8133	0.9018	0.0164	6.68	61.26
	LENGTH	3,143	3,143	0	10.2	0.6795	0.1611	0.4014	0.0072	10.8	211.0
5	Ag_gt	390	386	0.25	5,523	179	282,065	531	27.03	7.427	62.37
	Au_gt	389	385	0.005	16.320	0.516	1.333	1.154	0.059	8.839	104.139
	Cu_pct	390	386	0.0013	4.1	0.0998	0.0786	0.2804	0.0143	9.963	122.8
	Zn_pct	390	386	0.0103	13.14	0.8194	1.7101	1.3077	0.0666	4.723	30.99
	Pb_pct	390	386	0.0039	4.7	0.2451	0.1770	0.4208	0.0214	5.093	38.29
	LENGTH	390	390	0.05	1.75	0.7269	0.0912	0.3019	0.0153	0.6512	0.3156
4dh	Ag_gt	273	264	0	3,623	168	129,852	360	22.18	5.32	38.33
	Au_gt	273	264	0.0025	24.85	1.2209	9.7298	3.1193	0.1920	5.26	31.06
	Cu_pct	273	264	0.0005	3.74	0.0703	0.0689	0.2625	0.0162	10.97	143.7
	Zn_pct	273	264	0.0068	35.5	0.9054	10.3085	3.2107	0.1976	7.47	64.79
	Pb_pct	273	264	0.0008	14.6	0.5291	2.6907	1.6403	0.1010	5.46	33.57
	LENGTH	273	273	0.2	10.2	0.9539	1.0553	1.0273	0.0622	6.48	46.90
table continues…

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Domain	Field	N Records	N Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Standard Error	Skewness	Kurtosis
4f	Ag_gt	2,880	2,782	0.05	14,768	257	566,454	753	14.27	9.3466	122.5
	Au_gt	2,880	2,782	0.0025	185.2	1.0331	23.55	4.8532	0.09	25.35	836.4
	Cu_pct	2,880	2,782	0.00005	4.1	0.0502	0.0182	0.1350	0.0026	15.75	372.8
	Zn_pct	2,880	2,782	0.007	15.49	0.5682	1.7476	1.3220	0.0251	6.1940	47.62
	Pb_pct	2,880	2,782	0.000411	11.72	0.3236	0.5981	0.7734	0.0147	6.0065	49.05
	LENGTH	2,880	2,880	0	2	0.6611	0.0692	0.2630	0.0049	0.9094	1.3655

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14.5.2	Outlier Management and Capping Strategy

When dealing with skewed populations, as well as outliers to the distribution, it is common practice in the industry to restrict the influence of high assays through “top-cutting” or “capping”. Capping was implemented on the raw assay data prior to sample length compositing. Capping limits were chosen as a function of the continuity-discontinuity of the high-grade “tail” of the metals histograms.

Avino and San Gonzalo mineralization are geographically separated. Thus, for the purposes of capping, they are considered separately. The following histograms form the basis for the capping strategy.

Avino

The high-grade “tail” population of length-weighted sample assays forms a cohesive group until just over 250 g/t silver. Afterwards, the population becomes increasing irregular. Thus, it was considered that samples are capped at 700 g/t silver (Figure 14.6).

Avino Silver & Gold Mines Ltd.	14-16	1251920100-REP-R0001-02
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Figure 14.6 Avino Vein Silver Histogram

Avino Silver & Gold Mines Ltd.	14-17	1251920100-REP-R0001-02
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The Avino vein gold histogram high-grade “tail” clearly disaggregates just above 9 g/t (Figure 14.7).  Thus, a gold cap of 9 g/t was applied to the data.

Figure 14.7 Avino Vein Gold Histogram

Avino Silver & Gold Mines Ltd.	14-18	1251920100-REP-R0001-02
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Similarly, the copper histogram high-grade “tail” disengages immediately above 6% copper (6,000 ppm) (Figure 14.8).  Thus, a cap was applied at 6% for copper.

Figure 14.8 Avino Vein Copper Histogram

Avino Silver & Gold Mines Ltd.	14-19	1251920100-REP-R0001-02
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San Gonzalo

The San Gonzalo mineralization was estimated for both zinc and lead as well as copper, gold and silver.  Unlike the Avino vein drillhole sample population, the San Gonzalo vein also has a significant number of underground face samples in the main San Gonzalo vein (domain 4).  As shown in Table 14.8, face samples were included in the capping strategy as there are an order of magnitude more face samples than drillhole samples in the dataset.  Statistics indicate datasets are comparable.

Table 14.8 Drillhole Sample Statistics in Comparison with Face Sample Statistics for San Gonzalo Vein

Type	Field	N Records	N Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Skewness	Kurtosis
DDH	Ag_gt	273	264	0	3,623	168.2	129,852	360.3	5.319	38.334
	Au_gt	273	264	0.003	24.85	1.221	9.730	3.119	5.258	31.057
	Cu_pct	273	264	0.001	3.740	0.070	0.069	0.263	10.97	143.70
	Zn_pct	273	264	0.007	35.500	0.905	10.308	3.211	7.470	64.788
	Pb_pct	273	264	0.001	14.600	0.529	2.691	1.640	5.464	33.569
Face	Ag_gt	3,196	3,098	0.050	14,768	249.1	534,459	731.1	9.432	125.7
	Au_gt	3,196	3,098	0.003	185.2	1.009	21.373	4.623	26.36	913.0
	Cu_pct	3,196	3,098	0.000	4.100	0.049	0.017	0.130	16.04	394.436
	Zn_pct	3,196	3,098	0.007	15.490	0.548	1.698	1.303	6.353	49.884
	Pb_pct	3,196	3,098	0.000	11.720	0.321	0.586	0.765	6.042	49.455

Note:  DDH = diamond drillhole

Table 14.9 summarizes the interrogations of histograms used to define the capping levels in the San Gonzalo vein.

Table 14.9 Capping Summary for San Gonzalo

	Silver	Gold	Copper	Zinc	Lead
Number of Samples	3,423	3,423	3,423	3,423	3,423
Maximum	14,768	185.2	4.1	1.5	14.6
Average	243.1	1.022	0.051	0.573	0.336
Cap Limit	6,000	17	1.5	16	6.5
Number of Capped Samples	7	16	5	3	12
Percentage Affected (%)	0.20	0.47	0.15	0.09	0.35
Capped Average	233.8	0.883	0.049	0.564	0.327

Figure 14.9 to Figure 14.13 illustrates the San Gonzalo silver, gold, copper, zinc, and lead histograms.

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Figure 14.9	Silver Histogram San Gonzalo

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Figure 14.10	Gold Histogram San Gonzalo

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Figure 14.11	Copper Histogram San Gonzalo

Avino Silver & Gold Mines Ltd.	14-23	1251920100-REP-R0001-02
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Figure 14.12	Zinc Histogram San Gonzalo

Avino Silver & Gold Mines Ltd.	14-24	1251920100-REP-R0001-02
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Figure 14.13	Lead Histogram San Gonzalo

14.5.3	Drillhole Compositing

Compositing of drillholes to a common length occurred after data was capped.  Inspection of the raw data indicated that a common composite length of 2 m would accommodate most sample lengths as the vast majority of sample lengths were less than 2 m.  Thus 2 m was used as the standard composite length for the deposit.  This also averages the data and provides a “smoother” dataset for estimation.  Compositing in Datamine™ employed mode=1 which forces all samples to be included in one of the composites by adjusting the composite length while keeping as close to the nominated interval (2 m).  By doing so, no small sample lengths were excluded from the estimate.  Datamine™ also honoured domain boundaries by utilizing the zone field.  New composites were thus created each time the domain changed.

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Avino

Figure 14.14	Avino Sample Length – Raw Data

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Figure 14.15	Avino Sample Length – 2 m Composited Data

San Gonzalo

Figure 14.16	Length Histogram – San Gonzalo Raw Data

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Figure 14.17	Length Histogram – San Gonzalo 2 m Composite

14.5.4	Composite Statistics

The drillhole composite and capped statistics by domain are shown in Table 14.10 and Table 14.11.

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Table 14.10	Avino Drillhole Composite and Capped Statistics

Domain	Field	N Records	N Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Skewness	Kurtosis
1	Ag_gt	964	500	0.513	610.85	47.92	3,682.9	60.69	3.687	21.303
	Au_gt	964	500	0.003	7.293	0.281	0.491	0.701	6.262	48.376
	Cu_pct	964	500	0.003	5.012	0.557	0.388	0.623	2.741	11.758
	LENGTH	964	500	1.850	2.129	1.986	0.002	0.045	0.306	1.779
2	Ag_gt	964	410	0.065	423.80	21.70	1,390.0	37.28	7.159	67.945
	Au_gt	964	410	0.000	2.480	0.141	0.085	0.291	4.456	23.719
	Cu_pct	964	410	0.002	2.396	0.231	0.070	0.265	3.080	16.232
	LENGTH	964	410	1.050	2.600	1.980	0.016	0.127	-1.933	13.665
3	Ag_gt	964	54	2.361	230.09	30.01	1,506.1	38.81	3.258	12.125
	Au_gt	964	54	0.008	5.487	0.396	0.626	0.791	5.042	28.937
	Cu_pct	964	54	0.035	0.397	0.111	0.005	0.071	2.090	4.750
	LENGTH	964	54	1.600	2.200	1.919	0.011	0.107	-1.094	1.996

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Table 14.11	San Gonzalo Drillhole Composite and Capped Statistics

Domain	Field	N Records	N Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Skewness	Kurtosis
4	Ag_gt	1,117	985	2.207	4,188.7	226.271	149,739	386.961	4.648	30.554
	Au_gt	1,117	985	0.004	15.505	0.914	2.276	1.509	4.769	30.140
	Cu_pct	1,117	985	0.000	0.736	0.042	0.004	0.059	4.829	35.759
	Pb_pct	1,117	985	0.002	6.500	0.339	0.381	0.617	4.762	30.914
	Zn_pct	1,117	985	0.009	14.300	0.536	1.118	1.057	6.335	60.027
	LENGTH	1,117	985	1.000	3.000	2.052	0.212	0.460	0.142	-0.876
5	Ag_gt	1,117	132	1.400	2,801.4	157.788	113,252	336.530	5.880	38.819
	Au_gt	1,117	132	0.024	9.842	0.481	0.862	0.928	8.109	76.424
	Cu_pct	1,117	132	0.002	0.885	0.087	0.017	0.132	4.175	20.220
	Pb_pct	1,117	132	0.012	1.493	0.219	0.061	0.248	2.403	6.269
	Zn_pct	1,117	132	0.012	4.980	0.752	0.802	0.895	2.546	7.570
	LENGTH	1,117	132	1.050	2.950	2.056	0.161	0.401	-0.157	-0.140

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14.6	Density

14.6.1	Density Statistics and Spatial Analysis

Density data was supplied by Avino in the form of a set of measurements conducted at site.  Summary statistics for these measurements are provided in Table 14.12 and Table 14.13.

Table 14.12	Avino Density Summary Statistics

Domain	Number	Minimum	Maximum	Mean	Variance	Standard Deviation	Coefficient of Variance
1	40	2.530	3.000	2.708	0.019	0.138	0.051
2	42	2.430	2.900	2.678	0.007	0.086	0.032
9	93	2.290	3.000	2.646	0.037	0.193	0.073
Combined	175	2.290	3.000	2.668	0.026	0.163	0.061

Table 14.13	San Gonzalo Density Summary Statistics

Domain	Number	Minimum	Maximum	Mean	Variance	Standard Deviation	Coefficient of Variance
4	50	2.400	3.000	2.641	0.034	0.186	0.070
5	2	2.730	2.780	2.755	0.001	0.035	0.013
9	41	2.400	3.000	2.693	0.017	0.130	0.048
Combined	93	2.400	3.000	2.668	0.026	0.161	0.060

14.6.2	Density Interpolation Plan

Density was estimated in the domain cells by OK, inverse distance (ID) and nearest neighbor (NN).  Cells that were not successfully interpolated by OK were assigned the ID or NN interpolation density respectively.  Any cells that could not be interpolated were assigned the average density of 2.73.  This assigned density represents the average value of interpolated cells.

Avino

Variography was performed for density, as depicted in Figure 14.18.  Table 14.14 to Table 14.17 represent the parameter files used for density interpolation in domains 1, 2 and 3.

Results for density estimation by method (OK, ID, NN) are shown in Table 14.14 to Table 14.17.  Approximately 52% of the mineralized domain cells were successfully interpolated.  The remaining cells were assigned the average OK density of 2.71.  Note that the tables below correspond to regularized cells (10 m3).  No statistics were undertaken on sub-celled models.

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Figure 14.18	Avino Density Variogram

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Table 14.14	Avino Density Estimation Parameter File

EDESC	VALUE_IN	VALUE_OU	NUMSAM_F	SVOL_F	SREFNUM	IMETHOD	POWER	ADDCON	VREFNUM	KRIGNEGW
av_sg	density	sg_ok	sg_num	sg_vol	1	3	-	0	1	0
av_sg	density	sg_id			1	2	2	0	-	0
av_sg	density	sg_nn			1	1	-	0	-	0

Table 14.15	Avino Density Search and Sample Parameter File

SDESC	SREFNUM	SMETHOD	SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3	SAXIS1	SAXIS2	SAXIS3
av_sg	1	2	67	67	67	0	0	0	3	1	3
SDESC	MINNUM1	MAXNUM1	SVOLFAC2	MINNUM2	MAXNUM2	SVOLFAC3	MINNUM3	MAXNUM3	MAXKEY
av_sg	9	12	2	6	10	3	6	10	3

Table 14.16	Avino Density Variogram Parameter File

VREFNUM	VDESC	VANGLE1	VANGLE2	VANGLE3	VAXIS1	VAXIS2	VAXIS3	NUGGET
1	av_sg	0	0	0	0	0	0	0.1
ST1	ST1PAR1	ST1PAR2	ST1PAR3	ST1PAR4	ST2	ST2PAR1	ST2PAR2	ST2PAR3	ST2PAR4
1	27	27	27	0.755	1	67	67	67	0.145

Avino Silver & Gold Mines Ltd.	14-33	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 14.17	Avino Density Interpolation by Method

FIELD	NRECORDS	MINIMUM	MAXIMUM	MEAN	VARIANCE	STANDDEV	STANDERR	SKEWNESS	KURTOSIS
sg_ok	13,069	2.483	2.919	2.708	0.002	0.043	0.000	-0.452	0.607
sg_id	13,069	2.433	2.995	2.713	0.006	0.075	0.001	0.215	0.947
sg_nn	13,069	2.430	3.000	2.723	0.020	0.141	0.001	0.617	-0.411

Avino Silver & Gold Mines Ltd.	14-34	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

San Gonzalo

Variography was performed for density, as depicted in Figure 14.19.  Table 14.18 to Table 14.21 represent the parameter files used for density interpolation in domains 4 and 5.

Results for density estimation by method (OK, ID, NN) are provided in Table 14.18 to Table 14.21.  All of the mineralized domain cells were successfully interpolated.  The average OK and ID density recorded the value of 2.62.  Note that the tables below corresponds to regularized cells (10 m3).  No statistics were undertaken on sub-celled models.

Figure 14.19	San Gonzalo Density Variogram

Table 14.18	San Gonzalo Density Estimation Parameter File

EDESC	VALUE_IN	VALUE_OU	SREFNUM	IMETHOD	POWER	VREFNUM	KRIGNEGW	DOMAIN
sg_ok	density	sg_ok	1	3	-	1	0	4
sg_id	density	sg_id	1	2	2	-	0	4
sg_nn	density	sg_nn	1	1	-	-	0	4
sg_ok	density	sg_ok	1	3	-	1	0	5
sg_id	density	sg_id	1	2	2	-	0	5
sg_nn	density	sg_nn	1	1	-	-	0	5

Avino Silver & Gold Mines Ltd.	14-35	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 14.19	San Gonzalo Search and Sample Parameter File

SDESC	SREFNUM	SMETHOD	SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3	SAXIS1	SAXIS2	SAXIS3
density	1	2	74	74	74	0	0	0	3	2	1
SDESC	SREFNUM	MINNUM1	MAXNUM1	SVOLFAC2	MINNUM2	MAXNUM2	SVOLFAC3	MINNUM3	MAXNUM3	MAXKEY
density	1	8	12	2	8	12	4	8	12	3

Table 14.20	San Gonzalo Variogram Parameter File

VREFNUM	VDESC	VANGLE1	VANGLE2	VANGLE3	VAXIS1	VAXIS2	VAXIS3
1	density	0	0	0	3	2	1
VREFNUM	VDESC	NUGGET	ST1	ST1PAR1	ST1PAR2	ST1PAR3	ST1PAR4
1	density	0.027	1	74	74	75	0.973

Table 14.21	San Gonzalo Density Interpolation by Method

FIELD	NRECORDS	MINIMUM	MAXIMUM	MEAN	VARIANCE	STANDDEV	STANDERR	SKEWNESS	KURTOSIS
sg_ok	3,975	2.406	2.984	2.622	0.007	0.083	0.001	1.160	2.659
sg_id	3,975	2.402	2.987	2.624	0.008	0.088	0.001	0.871	1.608
sg_nn	3,975	2.400	3.000	2.650	0.026	0.161	0.003	0.269	-0.559

Avino Silver & Gold Mines Ltd.	14-36	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

14.7	Variography and Spatial Analysis

Variography was conducted utilizing Datamine™ software.  The precise orientation of the domains (strike and dip) was first calculated, and experimental variograms constructed on the basis of a sequence of 30° rotations around that plane.  The most robust of these six orientations were used in the final variogram parameter file.  Commonly, the downhole variogram, normally used for determining the nugget effect, was substituted for the shortest orientation (across the domain).

Avino

For the Avino vein, variography (both downhole and spatial) was performed on composited and capped drillhole data for combined domains 1 and 2, and domain 3.  Variograms were completed for silver, gold and copper.  Zinc and lead were not estimated in the Avino vein due to their low concentrations.  A complete list of variography is provided in Appendix B.  Figure 14.20 and Figure 14.21 are representative variograms.

Figure 14.20	Avino Gold Downhole Variography – Domains 1 and 2

Avino Silver & Gold Mines Ltd.	14-37	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 14.21	Avino Gold Variography – Domains 1 and 2

San Gonzalo

For the San Gonzalo vein, variography (both downhole and spatial) was performed on composited and capped drillhole data for combined domains 4 and 5. Variograms were completed for silver, gold, copper, zinc, and lead.  A complete list of variography is provided in Appendix C.  Figure 14.22 and Figure 14.23 are representative variograms.

Avino Silver & Gold Mines Ltd.	14-38	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 14.22	San Gonzalo Gold Downhole Variography – Domain 4

Figure 14.23	San Gonzalo Gold Variography – Domain 4

Avino Silver & Gold Mines Ltd.	14-39	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

14.8	Interpolation Plan and Kriging Parameters

For block model estimation in Datamine™ software, three separate parameter files are required: (1) estimation parameter file, (2) search and sample selection parameter file, and (3) variography parameter file.

14.8.1	Avino

For interpolating metal into the Avino vein, two separate estimations were conducted.  The first estimation interpolated all metals and honoured domains for all search passes.  The second estimation interpolated density.

Estimation Parameter File

Table 14.22 represents the estimation parameter file for Avino, including all domains.

Avino Silver & Gold Mines Ltd.	14-40	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 14.22	Avino_epar – Avino Estimation Parameter File

EDESC	EREFNUM	VALUE_IN	VALUE_OU	SREFNUM	NUMSAM_F	SVOL_F	VAR_F	MINDIS_F	IMETHOD	POWER	VREFNUM	MAXITER	KRIGNEGW	KRIGVARS	DOMAIN
ag_ok	1	Ag_gt	ag_ok	1	numsam	svol	KV	tdist	3	-	1	3	0	1	1
au_ok	2	Au_gt	au_ok	2					3	-	2	3	0	1	1
cu_ok	3	Cu_pct	cu_ok	3					3	-	3	3	0	1	1
ag_id	4	Ag_gt	ag_id	1					2	2	-	3	0	1	1
au_id	5	Au_gt	au_id	2					2	2	-	3	0	1	1
cu_id	6	Cu_pct	cu_id	3					2	2	-	3	0	1	1
ag_nn	7	Ag_gt	ag_nn	1					1	-	-	3	0	1	1
au_nn	8	Au_gt	au_nn	2					1	-	-	3	0	1	1
cu_nn	9	Cu_pct	cu_nn	3					1	-	-	3	0	1	1
ag_f	10	Ag_gt	ag_f	1					101	-	1	3	0	1	1
ag_lg	11	Ag_gt	ag_lg	1					102	-	1	3	0	1	1
ag_ok	12	Ag_gt	ag_ok	1	numsam	svol	KV	tdist	3	-	1	3	0	1	2
au_ok	13	Au_gt	au_ok	2					3	-	2	3	0	1	2
cu_ok	14	Cu_pct	cu_ok	3					3	-	3	3	0	1	2
ag_id	15	Ag_gt	ag_id	1					2	2	-	3	0	1	2
au_id	16	Au_gt	au_id	2					2	2	-	3	0	1	2
cu_id	17	Cu_pct	cu_id	3					2	2	-	3	0	1	2
ag_nn	18	Ag_gt	ag_nn	1					1	-	-	3	0	1	2
au_nn	19	Au_gt	au_nn	2					1	-	-	3	0	1	2
cu_nn	20	Cu_pct	cu_nn	3					1	-	-	3	0	1	2
ag_f	21	Ag_gt	ag_f	1					101	-	1	3	0	1	2
ag_lg	22	Ag_gt	ag_lg	1					102	-	1	3	0	1	2
ag_ok	23	Ag_gt	ag_ok	4	numsam	svol	KV	tdist	3	-	4	3	0	1	3
au_ok	24	Au_gt	au_ok	5					3	-	5	3	0	1	3
cu_ok	25	Cu_pct	cu_ok	6					3	-	6	3	0	1	3
table continues...

Avino Silver & Gold Mines Ltd.	14-41	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

EDESC	EREFNUM	VALUE_IN	VALUE_OU	SREFNUM	NUMSAM_F	SVOL_F	VAR_F	MINDIS_F	IMETHOD	POWER	VREFNUM	MAXITER	KRIGNEGW	KRIGVARS	DOMAIN
ag_id	26	Ag_gt	ag_id	4	2	2	-	3	0	1	3
au_id	27	Au_gt	au_id	5	2	2	-	3	0	1	3
cu_id	28	Cu_pct	cu_id	6	2	2	-	3	0	1	3
ag_nn	29	Ag_gt	ag_nn	4	1	-	-	3	0	1	3
au_nn	30	Au_gt	au_nn	5	1	-	-	3	0	1	3
cu_nn	31	Cu_pct	cu_nn	6	1	-	-	3	0	1	3
ag_f	32	Ag_gt	ag_f	4	101	-	4	3	0	1	3
ag_lg	33	Ag_gt	ag_lg	4	102	-	4	3	0	1	3

Avino Silver & Gold Mines Ltd.	14-42	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Search and Sample Parameter File

The search orientation and distance corresponds to the orientation and maximum range of variography.  All Avino variograms are presented as Appendix B.

Table 14.23	Avino_spar – Search and Sample Parameter File (Domains 1, 2 and 3)

SDESC	SREFNUM	SMETHOD	SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3	SAXIS1	SAXIS2	SAXIS3
ag	1	2	55	56	9	-57.98	53.41	128.94	3	2	1
au	2	2	125	100	21	7.98	-53.41	-51.06	3	2	1
cu	3	2	14	43	11	245	68	180	3	2	1
ag_3	4	2	48	26	28	42.45	-34.89	-44.22	3	2	1
au_3	5	2	21	76	24	42.45	-34.89	-44.22	3	2	1
cu_3	6	2	17	12	2.8	42.45	-34.89	-44.22	3	2	1
SDESC	SREFNUM	MINNUM1	MAXNUM1	SVOLFAC2	MINNUM2	MAXNUM2	SVOLFAC3	MINNUM3	MAXNUM3	MAXKEY
ag	1	9	16	2	6	12	4	3	10	3
au	2	9	16	2	6	12	4	3	10	3
cu	3	9	16	2	6	12	4	3	10	3
ag_3	4	9	16	2	6	12	4	3	10	3
au_3	5	9	16	2	6	12	4	3	10	3
cu_3	6	9	16	2	6	12	4	3	10	3

Avino Silver & Gold Mines Ltd.	14-43	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Variogram Parameter File

Table 14.24	Avino_vpar - Avino (Variography Parameter File (Domains 1, 2 and 3)

VDESC	VREFNUM	VANGLE1	VANGLE2	VANGLE3	VAXIS1	VAXIS2	VAXIS3	NUGGET
ag	1	-57.98	53.41	128.94	3	2	1	0.146
au	2	7.98	-53.41	-51.06	3	2	1	0.095
cu	3	245	68	180	3	2	1	0.088
ag_3	4	42.45	-34.89	-44.22	3	2	1	0.13
au_3	5	42.45	-34.89	-44.22	3	2	1	0.205
cu_3	6	42.45	-34.89	-44.22	3	2	1	0.1
VREFNUM	ST1	ST1PAR1	ST1PAR2	ST1PAR3	ST1PAR4	ST2	ST2PAR1	ST2PAR2	ST2PAR3	ST2PAR4
1	1	55	56	9	0.1	1	159	102	22	0.754
2	1	125	100	21	0.905	-	-	-	-	-
3	1	14	43	11	0.467	1	126	58	51	0.445
4	1	32	7	5	0.397	1	48	26	28	0.473
5	1	12	5	11	0.359	1	21	76	24	0.436
6	1	17	12	2.8	0.9	-	-	-	-	-

Avino Silver & Gold Mines Ltd.	14-44	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

14.8.2	San Gonzalo

Like Avino, the San Gonzalo estimation honoured domains as hard boundaries.  The first estimation interpolated metals, and a second separate estimation interpolated density in domain 4.  Density was assigned in domain 5 as the average of the domain 4 interpolation.

The following tables present the parameter files used in the San Gonzalo estimation.  They include the estimation parameter file (Table 14.25), the sample and search parameter file (Table 14.26), and the variography parameter file (Table 14.27).

Avino Silver & Gold Mines Ltd.	14-45	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Estimation Parameter File

Table 14.25	Sv_epar – Estimation Parameter File (Domains 4 and 5)

EDESC	EREFNUM	VALUE_IN	VALUE_OU	SREFNUM	NUMSAM_F	SVOL_F	VAR_F	MINDIS_F	IMETHOD	POWER	VREFNUM	MAXITER	KRIGNEGW	KRIGVARS	DOMAIN
ag_ok	1	Ag_gt	ag_ok	1	numsam	svolag	KVAG	tdist	3	2	1	3	0	1	4
au_ok	2	Au_gt	au_ok	2		svolau	KVAU		3	2	2	3	0	1	4
cu_ok	3	Cu_pct	cu_ok	3					3	2	3	3	0	1	4
zn_ok	4	Zn_pct	zn_ok	4					3	2	4	3	0	1	4
pb_ok	5	Pb_pct	pb_ok	5					3	2	5	3	0	1	4
ag_nn	6	Ag_gt	ag_nn	1					1	2	1	3	0	1	4
au_nn	7	Au_gt	au_nn	2					1	2	2	3	0	1	4
cu_nn	8	Cu_pct	cu_nn	3					1	2	3	3	0	1	4
zn_nn	9	Zn_pct	zn_nn	4					1	2	4	3	0	1	4
pb_nn	10	Pb_pct	pb_nn	5					1	2	5	3	0	1	4
ag_id	11	Ag_gt	ag_id	1					2	2	1	3	0	1	4
au_id	12	Au_gt	au_id	2					2	2	2	3	0	1	4
cu_id	13	Cu_pct	cu_id	3					2	2	3	3	0	1	4
zn_id	14	Zn_pct	zn_id	4					2	2	4	3	0	1	4
pb_id	15	Pb_pct	pb_id	5					2	2	5	3	0	1	4
ag_f	16	Ag_gt	ag_f	1					101	2	1	3	0	1	4
ag_lg	17	Au_gt	ag_lg	1					102	2	1	3	0	1	4
au_f	18	Ag_gt	au_f	1					101	2	1	3	0	1	4
au_lg	19	Au_gt	au_lg	1					102	2	1	3	0	1	4
AgOK	1	Ag_gt	ag_ok	1	NUMSAM	SVOL	KV	TDIST	3	2	1	3	0	1	5
AgNN	2	Ag_gt	ag_nn	1					1	2	1	3	0	1	5
AgID	3	Ag_gt	ag_id	1					2	2	1	3	0	1	5
AgF	4	Ag_gt	ag_f	1					101	2	1	3	0	1	5
AgLG	5	Ag_gt	ag_lg	1					102	2	1	3	0	1	5
table continues…

Avino Silver & Gold Mines Ltd.	14-46	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

EDESC	EREFNUM	VALUE_IN	VALUE_OU	SREFNUM	NUMSAM_F	SVOL_F	VAR_F	MINDIS_F	IMETHOD	POWER	VREFNUM	MAXITER	KRIGNEGW	KRIGVARS	DOMAIN
AuOK	6	Au_gt	au_ok	2	3	2	2	3	0	1	5
AuNN	7	Au_gt	au_nn	2	1	2	2	3	0	1	5
AuID	8	Au_gt	au_id	2	2	2	2	3	0	1	5
CuOK	9	Cu_pct	cu_ok	3	3	2	3	3	0	1	5
CuNN	10	Cu_pct	cu_nn	3	1	2	3	3	0	1	5
CuID	11	Cu_pct	cu_id	3	2	2	3	3	0	1	5
PbOK	12	Pb_pct	pb_ok	4	3	2	4	3	0	1	5
PbNN	13	Pb_pct	pb_nn	4	1	2	4	3	0	1	5
PbID	14	Pb_pct	pb_id	4	2	2	4	3	0	1	5
ZnOK	15	Zn_pct	zn_ok	5	3	2	5	3	0	1	5
ZnNN	16	Zn_pct	zn_nn	5	1	2	5	3	0	1	5
ZnID	17	Zn_pct	zn_id	5	2	2	5	3	0	1	5

Avino Silver & Gold Mines Ltd.	14-47	1251920100-REP-R0001-02
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Search and Sample Parameter File

Table 14.26	Sv2_spar – Search and Sample Parameter File (Domains 4 and 5)

SDESC	SREFNUM	SMETHOD	SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3
ag_4	1	2	150	50	8	-55	-75	180
au_4	2	2	150	50	8	35	0	75
cu_4	3	2	50	150	8	-55	-75	180
zn_4	4	2	50	150	8	59.15	56.77	61.81
pb_4	5	2	50	150	8	59.15	56.77	61.81
Ag	6	2	15	15	15	0	0	0
Au	7	2	70	70	70	0	0	0
Cu	8	2	40	40	40	0	0	0
Pb	9	2	69	69	69	0	0	0
Zn	10	2	33	33	33	0	0	0
SDESC	SREFNUM	SAXIS1	SAXIS2	SAXIS3	MINNUM1	MAXNUM1	SVOLFAC2
ag_4	1	3	2	1	18	24	2
au_4	2	3	2	1	18	24	2
cu_4	3	3	2	1	18	24	2
zn_4	4	3	2	1	18	24	2
pb_4	5	3	2	1	18	24	2
Ag	6	3	3	3	16	20	2
Au	7	3	3	3	16	20	2
Cu	8	3	3	3	16	20	2
Pb	9	3	3	3	16	20	2
Zn	10	3	3	3	16	20	2
SDESC	SREFNUM	MINNUM2	MAXNUM2	SVOLFAC3	MINNUM3	MAXNUM3	MAXKEY	Domain
ag_4	1	12	24	4	6	24	3	4
au_4	2	12	24	4	6	24	3	4
cu_4	3	12	24	4	6	24	3	4
zn_4	4	12	24	4	6	24	3	4
pb_4	5	12	24	4	6	24	3	4
Ag	6	12	20	8	6	12	3	5
Au	7	12	20	8	6	12	3	5
Cu	8	12	20	8	6	12	3	5
Pb	9	12	20	8	6	12	3	5
Zn	10	12	20	8	6	12	3	5

Avino Silver & Gold Mines Ltd.	14-48	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Variogram Parameter File

Table 14.27	Sv2_vpar – Variography Parameter File (Domains 4 and 5)

VDESC	VREFNUM	VANGLE1	VANGLE2	VANGLE3	VAXIS1	VAXIS2	VAXIS3	NUGGET	ST1	ST1PAR1	ST1PAR2	ST1PAR3	ST1PAR4
ag_sv	1	-55	-75	180	3	2	1	0.22	1	13	91	10	0.493
au_sv	2	35	0	75	3	2	1	0.21	1	21	81	3	0.374
cu_sv	3	-55	-75	180	3	2	1	0.12	1	46	40	3	0.212
zn_sv	4	59.15	56.77	61.81	3	2	1	0.32	1	112	266	6	0.68
pb_sv	5	59.15	56.77	61.81	3	2	1	0.35	1	117	278	6	0.65
Ag	6	0	0	0	3	3	3	0.3	1	15	15	15	0.7
Au	7	0	0	0	3	3	3	0.1	1	70	70	70	0.9
Cu	8	0	0	0	3	3	3	0.475	1	40	40	40	0.525
Pb	9	0	0	0	3	3	3	0.485	1	69	69	69	0.515
Zn	10	0	0	0	3	3	3	0.549	1	33	33	33	0.451
VDESC	VREFNUM	ST2	ST2PAR1	ST2PAR2	ST2PAR3	ST2PAR4	ST3	ST3PAR1	ST3PAR2	ST3PAR3	ST3PAR4	DOMAIN
ag_sv	1	1	281	99	12	0.287						4
au_sv	2	1	289	96	16	0.416						4
cu_sv	3	1	112	119	3	0.511	1	128	290	100	0.157	4
zn_sv	4											4
pb_sv	5											4
Ag	6											5
Au	7											5
Cu	8											5
Pb	9											5
Zn	10											5

Avino Silver & Gold Mines Ltd.	14-49	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

14.9	Resource Block Model

14.9.1	Configuration

The block model is oriented with the model origin at the lower left hand corner (bottom southwest).  All dimensions are in metres.  The model is not rotated.  Cell and sub-cell sizes configuration was designed to facilitate best fit modelling of the narrow-vein geology of the San Gonzalo and Avino veins.  The block model configuration is recorded in Table 14.28.  Sub-cells were also used to more accurately define the topographic DTM surface and the margins of domain wireframes.  Cells were not assigned to air (i.e. above topographic surface).

14.9.2	Cell Attributes

Categorical, calculated and deterministic variables for the cells of the block model are tabulated in Section 14.9.3.  Categorical variables include, but are not limited to, domains (1, 2, 3 and 4), resource classification (Measured, Indicated and Inferred) and estimation passes (search volumes).  Deterministic variables include, but are not limited to, gold grade, Indicator probability (zero to one), density, Kriging variance.  Calculated variables include Kriging Efficiency (KE) and theoretical slope of regression (ZZ), which is also noted as ZZ* in this report.

14.9.3	Interpolation

The reported resource relies on OK as the best non-biased interpolator of grade and density.  Other methods of interpolation, including inverse distance squared (ID2) and NN are employed for model validation purposes.  The entire Datamine™ macros which are used to generate the drillhole files and interpolated block models for both Avino and San Gonzalo are presented in Appendix D and Appendix E, respectively.

Table 14.28	Block Model Cell Attributes

Name	Description	Type	Association
IJK	Unique parent cell code	Integer	Assigned
domain	Domain (1-5, 9)	Integer	Assigned
XC	Cell centroid (x)	Variable	Assigned
YC	Cell centroid (y)	Variable	Assigned
ZC	Cell centroid (z)	Variable	Assigned
XINC	Cell length (x)	Variable	Assigned
YINC	Cell width (y)	Variable	Assigned
ZINC	Cell height (z)	Variable	Assigned
mstatus	Mining Status (0-1)	Integer	Assigned
rescat	Resource classification (1-3)	Integer	Assigned
table continues…

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Name	Description	Type	Association
density	Specific Gravity	Variable	Assigned
ZONE	Domain (not used)	Integer	Assigned
ag_ok	Ag grade (OK)	Variable	Estimated
au_ok	Au grade (OK)	Variable	Estimated
cu_ok	Cu grade (OK)	Variable	Estimated
pb_ok	Pb grade (OK)	Variable	Estimated
zn_ok	Zn grade (OK)	Variable	Estimated
ag_id	Ag grade (ID2)	Variable	Estimated
au_id	Au grade (ID2)	Variable	Estimated
cu_id	Cu grade (ID2)	Variable	Estimated
pb_id	Pb grade (ID2)	Variable	Estimated
zn_id	Zn grade (ID2)	Variable	Estimated
ag_nn	Ag grade (NN)	Variable	Estimated
au_nn	Au grade (NN)	Variable	Estimated
cu_nn	Cu grade (NN)	Variable	Estimated
pb_nn	Pb grade (NN)	Variable	Estimated
zn_nn	Zn grade (NN)	Variable	Estimated
ag_f	Ag (F-Function)	Variable	Estimated
ag_lg	Ag (Lagrange Multiplier)	Variable	Estimated
numsam	Number of Samples for Metal Estimate	Integer	Calculated
svol	Search Estimate Pass (1-3) for Metal Estimate	Integer	Calculated
tdist	Sample Distances for Estimate	Variable	Calculated
KV	Ag Kriging Variance	Variable	Calculated
sg_ok	Specific Gravity (OK)	Variable	Estimated
sg_id	Specific Gravity (ID2)	Variable	Estimated
sg_nn	Specific Gravity (NN)	Variable	Estimated
sg_num	Number of Samples for Specific Gravity Estimate	Integer	Calculated
sg_vol	Search Estimate Pass (1-3) for Specific Gravity Estimate	Integer	Calculated
BV	Ag Block Variance	Variable	Calculated
KE	Ag KE	Variable	Calculated
ZZ	Ag ZZ	Variable	Calculated
ag_eq	Silver Equivalent - Avino (Ag + Au + Cu) San Gonzalo (Ag+ Au + Cu + Pb + Zn)	Variable	Calculated
XMORIG	Block Model Origin (x)	Integer	Assigned
YMORIG	Block Model Origin (y)	Integer	Assigned
ZMORIG	Block Model Origin (z)	Integer	Assigned
NX	Number of Cells (x)	Integer	Assigned
NY	Number of Cells (y)	Integer	Assigned
NZ	Number of Cells (z)	Integer	Assigned

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14.10	Model Validation

Table 14.29 to Table 14.32, for both Avino and San Gonzalo mineralization, compare the estimated resource model statistics with the drillhole file used to estimate the model by domain.  The drillhole file is composed of the capped and composited data, whereas the resource model has been regularized (i.e. no sub-cells) to the parent cell size (10 m3).  Note that domains 1 and 2 have been combined as a single entity.  Also presented in the tables are the statistical comparisons of the three interpolation methods (ID2, NN and OK).

Note that there is no density data in the domain 3 composited drillhole file.  Domain 5 had insufficient data (two measurements only) to interpolate density.

14.10.1	Statistics

Differences between the mean data grade (used for the interpolation) and the model grade is a function of face sample statistics.  Face samples commonly have lower grades, yet influence a relatively smaller number of regularized cells.

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Avino

Table 14.29	Model Statistics with Drillhole Statistics – Domains 1 and 2 Combined

Type	Field	N Records	N Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Standard Error	Skewness	Kurtosis
model	ag_ok	170,644	170,644	0	275.1	35.65	1129.1	33.602	0.081	2.287	7.02
	ag_id	170,644	170,644	1.346	286.0	35.44	1039.9	32.247	0.078	2.192	6.509
	ag_nn	170,644	170,644	0	610.9	30.37	2356.5	48.543	0.118	4.549	31.913
comp	Ag_gt	951	913	0	610.9	36.0	2815.1	53.1	1.756	4.438	29.384
model	au_ok	172,154	172,154	0.001	5.186	0.269	0.132	0.363	0.001	4.421	32.688
	au_id	172,154	172,154	0.005	5.341	0.269	0.127	0.356	0.001	3.712	25.181
	au_nn	172,154	172,154	0	7.293	0.362	0.61	0.781	0.002	3.622	17.867
comp	Au_gt	951	913	0	7.293	0.217	0.312	0.558	0.018	7.298	70.579
model	cu_ok	164,325	164,325	0.023	3.284	0.345	0.097	0.311	0.001	2.178	6.943
	cu_id	164,325	164,325	0.015	3.560	0.335	0.116	0.34	0.001	2.294	8.376
	cu_nn	164,325	164,325	0.002	5.012	0.318	0.251	0.501	0.001	3.996	24.691
comp	Cu_pct	951	913	0.0022	5.012	0.409	0.271	0.520	0.017	3.301	17.331
model	sg_ok	174,779	122,340	2.492	2.918	2.689	0.004	0.059	0	-0.201	-0.669
	sg_id	174,779	122,340	2.482	2.993	2.694	0.007	0.082	0	0.3	0.091
	sg_nn	174,779	122,340	2.43	3.000	2.708	0.018	0.134	0	0.725	-0.204
comp	density	951	65	2.43	3.000	2.693	0.016	0.127	0.016	0.444	0.328

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Table 14.30	Model Statistics with Drillhole Statistics – Domain 3

Type	Field	N Records	N Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Standard Error	Skewness	Kurtosis
model	ag_ok	11,741	11,741	9.354	70.51	30.15	164.4	12.82	0.118	0.641	-0.459
	ag_id	11,741	11,741	4.705	88.41	32.92	287.4	16.95	0.156	0.431	-1.140
	ag_nn	11,741	11,741	2.361	230.1	27.89	899.0	29.98	0.277	1.724	4.142
comp	Ag_gt	69	54	2.361	230.1	30.01	1506.1	38.809	5.281	3.258	12.125
model	au_ok	11,590	11,590	0.062	1.535	0.450	0.121	0.348	0.003	0.636	-0.886
	au_id	11,590	11,590	0.058	2.365	0.499	0.182	0.426	0.004	1.022	0.544
	au_nn	11,590	11,590	0.008	5.487	0.302	0.382	0.618	0.006	5.837	43.85
comp	Au_gt	69	54	0.008	5.487	0.396	0.626	0.791	0.108	5.042	28.937
model	cu_ok	4,184	4,184	0.058	0.181	0.122	0.001	0.025	0.000	-0.669	0.087
	cu_id	4,184	4,184	0.051	0.199	0.122	0.001	0.029	0.000	-0.105	-0.108
	cu_nn	4,184	4,184	0.035	0.397	0.093	0.003	0.050	0.001	1.485	4.021
comp	Cu_pct	69	54	0.035	0.397	0.111	0.005	0.071	0.010	2.090	4.750
model	sg_ok	21,565	3,678	2.644	2.813	2.726	0.001	0.030	0.000	-0.559	0.491
	sg_id	21,565	3,678	2.625	2.863	2.735	0.002	0.048	0.001	-0.501	-0.429
	sg_nn	21,565	3,678	2.550	3.000	2.766	0.027	0.165	0.003	0.709	-1.494

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San Gonzalo

Table 14.31	Model Statistics with Drillhole Statistics – Domain 4

Type	Field	N Records	N Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Standard Error	Skewness	Kurtosis
Model	ag_ok	3,946	3,946	6.597	1828	217	25876	161	2.561	2.735	17.088
	ag_id	3,946	3,946	5.990	1529	262	45676	214	3.402	1.755	4.610
	ag_nn	3,946	3,946	2.207	5502	174	130004	361	5.740	6.376	61.213
comp	Ag_gt	1,030	985	2.207	4189	226	149739	387	12.330	4.648	30.554
Model	au_ok	3,946	3,946	0.089	9.380	1.325	1.571	1.254	0.020	1.940	4.084
	au_id	3,946	3,946	0.092	11.363	1.421	3.148	1.774	0.028	2.767	7.811
	au_nn	3,946	3,946	0.004	45.635	1.089	6.401	2.530	0.040	7.327	77.043
comp	Au_gt	1,030	985	0.004	15.505	0.914	2.276	1.509	0.048	4.769	30.140
Model	cu_ok	3,946	3,946	0.002	0.263	0.064	0.002	0.042	0.001	1.286	1.858
	cu_id	3,946	3,946	0.002	0.295	0.060	0.002	0.044	0.001	1.852	3.823
	cu_nn	3,946	3,946	0.000	0.793	0.063	0.010	0.098	0.002	3.145	11.518
comp	Cu_pct	1,030	985	0.000	0.736	0.042	0.004	0.059	0.002	4.829	35.759
Model	zn_ok	3,946	3,941	0.050	5.854	0.657	0.359	0.599	0.010	2.893	12.734
	zn_id	3,946	3,945	0.044	4.980	0.609	0.269	0.518	0.008	2.378	8.322
	zn_nn	3,946	3,945	0.009	10.200	0.604	1.579	1.256	0.020	4.680	26.614
comp	Zn_pct	1,030	985	0.009	14.300	0.536	1.118	1.057	0.034	6.335	60.027
Model	pb_ok	3,946	3,943	0.004	3.534	0.457	0.160	0.399	0.006	2.145	6.779
	pb_id	3,946	3,945	0.006	2.906	0.405	0.117	0.342	0.005	2.202	6.732
	pb_nn	3,946	3,945	0.002	6.500	0.443	0.954	0.976	0.016	4.068	17.729
comp	Pb_pct	1,030	985	0.002	6.500	0.339	0.381	0.617	0.020	4.762	30.914
Model	sg_ok	3,946	3,946	2.406	2.984	2.622	0.007	0.083	0.001	1.165	2.650
	sg_id	3,946	3,946	2.402	2.987	2.624	0.008	0.088	0.001	0.873	1.591
	sg_nn	3,946	3,946	2.400	3.000	2.650	0.026	0.162	0.003	0.266	-0.573
comp	density	330	43	2.4	3	2.621	0.030	0.173	0.026	0.560	-0.320

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Table 14.32	Model Statistics with Drillhole Statistics – Domain 5

Type	Field	N Records	N Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Standard Error	Skewness	Kurtosis
Model	ag_ok	808	808	36.98	779	185	11483	107	3.770	1.279	2.610
	ag_id	808	808	37.13	746	175	13074	114	4.023	1.578	2.890
	ag_nn	808	808	8.317	2694	163	35524	188	6.631	4.653	44.12
comp	Ag_gt	132	132	1.400	2801	158	113252	337	29.291	5.880	38.819
Model	au_ok	808	781	0.000	3.135	0.617	0.272	0.522	0.019	2.085	4.499
	au_id	808	808	0.159	3.237	0.504	0.095	0.308	0.011	3.179	17.58
	au_nn	808	808	0.063	9.471	0.654	0.767	0.876	0.031	3.439	17.17
comp	Au_gt	132	132	0.024	9.842	0.481	0.862	0.928	0.081	8.109	76.424
Model	cu_ok	808	808	0.016	0.445	0.135	0.008	0.091	0.003	0.710	-0.183
	cu_id	808	808	0.020	0.559	0.121	0.009	0.095	0.003	1.224	1.088
	cu_nn	808	808	0.008	0.884	0.135	0.035	0.186	0.007	1.974	3.070
comp	Cu_pct	132	132	0.002	0.885	0.087	0.017	0.132	0.011	4.175	20.220
Model	zn_ok	808	808	0.161	2.493	0.857	0.172	0.414	0.015	0.502	0.151
	zn_id	808	808	0.042	4.180	0.722	0.269	0.519	0.018	1.450	5.441
	zn_nn	808	808	0.016	4.490	0.846	1.284	1.133	0.040	2.167	3.920
comp	Zn_pct	132	132	0.012	4.980	0.752	0.802	0.895	0.078	2.546	7.570
Model	pb_ok	808	808	0.057	0.710	0.303	0.026	0.160	0.006	0.505	-0.707
	pb_id	808	808	0.064	0.849	0.270	0.023	0.151	0.005	0.617	-0.406
	pb_nn	808	808	0.015	1.000	0.273	0.084	0.289	0.010	1.486	0.773
comp	Pb_pct	132	132	0.012	1.493	0.219	0.061	0.248	0.022	2.403	6.269

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14.10.2	Sections

Figure 14.24 to Figure 14.29 shows the cross-sections and plan maps for Avino and San Gonzalo deposits.

Figure 14.24	Avino Deposit Cross-section – Silver

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Figure 14.25	Avino Deposit Cross-section – Gold

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Figure 14.26	Avino Deposit Plan Map – Silver

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Figure 14.27	Avino Deposit Plan Map – Gold

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Figure 14.28	San Gonzalo Deposit Cross-section – Silver

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Figure 14.29	San Gonzalo Deposit Plan Map – Silver

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14.10.3	Swath Plots

Avino

Figure 14.30 through Figure 14.32 displays the swath plots for the Avino Deposit block model and raw drillhole file.

San Gonzalo

Figure 14.33 through Figure 14.35 displays the swath plots for the San Gonzalo Deposit block model and raw drillhole file.

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Figure 14.30	Swath Plot of Grade Values by Easting for the Avino Deposit

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Figure 14.31	Swath Plot of Grade Values by Northing for the Avino Deposit

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Figure 14.32	Swath Plot of Grade Values by Elevation for the Avino Deposit

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Figure 14.33	Swath Plot of Grade Values by Easting for the San Gonzalo Deposit

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Figure 14.34	Swath Plot of Grade Values by Northing for the San Gonzalo Deposit

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Figure 14.35	Swath Plot of Grade Values by Elevation for the San Gonzalo Deposit

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14.10.4	Kriging Efficiency and Theoretical Slope of Regression

Conditional bias is the systematic under- and over-estimation of block estimates in different grade categories (see Figure 14.36).  Krige (1996) presented a practical analysis of the effects of spatial continuity and the available data within the search ellipse as it affects measures of conditional bias.

Figure 14.36	Actual value (Z) versus estimated value (Z*). Slope of regression is expressed as ZZ*.

Note:
Krige DG (1996):  A practical analysis of the effects of spatial structure and data available and used, on conditional biases in ordinary kriging.  Fifth International Geostatistics Congress, Wollongong, Australia.

The two parameters Krige suggested using to investigate whether the block size used for grade estimation is appropriate are KE (KE as a percentage) and regression slope (ZZ*) which can also be used to calibrate the confidence in block estimates and are given as follows:

KE       = (BV-KV)/BV

ZZ* = BV-KV+ |μ|

Where:

BV = theoretical variance of blocks within domain;

KV = variance between Kriged grade and true (unknown) grade, i.e. kriging variance;

μ = LaGrange multiplier

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Perfect estimation would give values of KV = 0, KE = 100% and ZZ*=1.

Confidence in the geological framework is all important and generally takes precedence over any mathematical indicator of confidence.  However, KE and ZZ* can be used to identify “challenged” estimated areas within a specified resource classification which require further investigation.  Ultimately, KE and ZZ* are both tools to be used in conjunction with block size, drill spacing, mineralization continuity and geological confidence.

14.11	Mineral Resource Classification

14.11.1	Introduction

Mineral resource classification is the application of Measured, Indicated and Inferred categories, in order of decreasing geological confidence, to the resource block model.  These are CIM definition standards (adopted by the CIM Council on December 11, 2005) for reporting on mineral resources and reserves, which were incorporated, by reference, in NI 43-101.

A Measured Mineral Resource is that part of the total resource for which the physical characteristics are well established for use in production planning and economic evaluation.  Data is sufficient enough to confirm both geological and grade continuity.  An Indicated Mineral Resource is that part of the total resource for which the physical characteristics are well established for use in production planning and economic evaluation.  Data is sufficient enough to reasonably assume, but cannot verify, geological and grade continuity.  An Inferred Mineral Resource is that part of the total resource for which the quantity and grade can be estimated.  Data is sufficient enough to reasonably assume both geological and grade continuity.

These categories are applied in consideration of, but not limited to, drill and sample spacing, QA/QC, deposit-type and mineralization continuity, surface and/or underground mineralization exposure, variography, KE, ZZ* and/or prior mining experience.  With respect to this resource classification, model cells are assigned the classification on the basis of interpolation search pass, drill data density, and, in the case of domain 4, proximity to underground workings.  Solid wireframes or strings were used to define the Measured and Indicated resources.

All modelled mineralization at San Gonzalo and Avino are tightly constrained by geological wireframes.  The Avino resource estimates and reports silver, gold and copper.  The San Gonzalo resource estimates silver, gold, copper, zinc, and lead, and reports only silver and gold.  This is because copper, lead and zinc are not current payable metals, and that San Gonzalo base metal recoveries are poorly constrained.

Resource classification for both Avino and San Gonzalo is in part based on KE and ZZ* of the silver OK interpolation.

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14.11.2	Measured Resource Classification

Avino

The Avino vein has no resource classified as Measured.

San Gonzalo

The San Gonzalo vein has a resource classified as Measured.  This resource is defined as the volume proximal to underground workings and face samples.  The position of the Measured resource relative to face samples and drillhole data is depicted in Figure 14.37.

Figure 14.37	West-East View of Domain 4 Model Cells as Points with Assay Data

Note that the red points depict the Measured resource, tan-coloured points represent the Indicated resource and yellow points show the Inferred resource.

14.11.2	Indicated Resource Classification

Avino

The Avino vein has a resource classified as Indicated only in domains 1 and 2.  This resource is essentially defined where the ZZ* is greater than 0.8 (Figure 14.38).  Note that the Indicated resource is shown as the volume within the white line.  It encompasses most of the drillholes as shown in green, but does not include peripheral drillholes.

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Figure 14.38	Domain 1 and 2 Cells as Points Coloured by ZZ* looking West

The volume with ZZ* greater than 0.8 also coincides with positive KE as depicted in Figure 14.39.

Figure 14.39	Domain 1 and 2 Cells as Points Coloured by KE looking West

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This volume also coincides with most cells interpolated in the first search pass (Figure 14.40).

Figure 14.40	Domain 1 and 2 Cells as Points Coloured by Search Pass looking West

There is no resource classified as Indicated in domain 3.

San Gonzalo

Only domain 4 was assigned Indicated resource classification. This volume is a function of interpolation search pass, KE, ZZ* and proximity to underground workings.  Figure 14.41 and Figure 14.42 illustrates the rationale.

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Figure 14.41	West-East View of Domain 4 Model Cells as Points with Assay Data Coloured by Search Pass

Note that the red points depict cells estimated in the first search pass, tan-coloured for the second search pass and yellow for the third search pass.  The majority of the Indicated cells (within the green outline) correspond to first search pass cells.

Figure 14.42	West-East View of Domain 4 Model Cells as Points with Assay Data Coloured by KE

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Although there are significant volumes of cells which were estimated in the first search pass, KE (Figure 14.42) and ZZ* (Figure 14.43) calculations indicate that the interpolations are less confident or robust.  Thus classification takes into consideration the quality of the interpolation as well as the proximity to sample data.

Figure 14.43	West-East View of Domain 4 Model Cells as Points with Assay Data Coloured by ZZ*

14.11.4	Inferred Resource Classification

Avino

All cells which have been successfully interpolated are classified and an Inferred resource with the exception of the Indicated resource as described above (Section 14.11.3) in domains 1 and 2.

San Gonzalo

All cells which have been successfully interpolated are classified and an Inferred resource with the exception of the Indicated and Measured resources as described above (Section 14.11.3 and Section 14.11.2) in domain 4.

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14.12	Mineral Resource Tabulation

14.12.1	Cut-offs and Silver Equivalent Calculations

The San Gonzalo and Avino reported mineral resources are tabulated on the basis of Ag_Eq cut-offs (Table 14.33).  In the case of the Avino vein, Ag_Eq takes in consideration the price and metallurgical recoveries of metals (gold) co-existing with silver to produce a single cut-off grade in grams per tonne.  In the case of the San Gonzalo vein, Ag_Eq takes in consideration the price and metallurgical recovery of gold coexisting with silver to produce a single cut-off grade in grams per tonne (Ag_Eq).  Base metals (copper, zinc and lead) were not included in the San Gonzalo Aq_Eq calculation as their recoveries are not well constrained.

The silver price of $20.00 was specifically requested by Avino.  Other metal prices are based on three year trailing average or spot price (April 15, 2013) whichever is lowest, based on a Tetra Tech internal memorandum 1005002001-MEM-R0060-00.

Table 14.33	Metal Prices and Recovery Parameters for Ag_Eq Calculation

Metal	Metal Price (US$)	Updated Recovery (%)
Silver (Ag)*#	20.00/oz	n/a
Gold (Au)*	1,347/oz	70
Gold (Au)#	1,347/oz	75
Copper (Cu)#	3.23/lb	85

Note: Different recoveries:  (*) in San Gonzalo, and (#) in Avino

The following calculation is used to convert the Avino OK grades for each metal within each interpolated cell to an Ag_Eq grade (g/t) based on the above parameters.  No recoveries are applied for silver as it is considered an in situ resource.

Ag_1=(cu_ok*3.66*22.0462*0.85)

Ag_2=(au_ok/31.1035*1507*0.75)

Ag_3=(ag_ok/31.1035*20)

Ag_4=Ag_1+Ag_2+Ag_3

Ag_Eq=(Ag_4/20*31.1035)

The following is used to calculate San Gonzalo OK grades to Ag_Eq:

Ag_1 = (au_ok/31.1035*1507*0.70)

Ag_2 = (ag_ok/31.1035*20)

Ag_3 = Ag_1+Ag_2

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Ag_Eq = (Ag_3/20*31.1035)

14.12.2	Tables

Table 14.34 to Table 14.39 provide a synopsis of the reported resource for the Avino vein (Avino vein plus cross-cutting vein) and the San Gonzalo vein (San Gonzalo vein plus the Angelica vein).  Metals reported include silver, gold and copper in the Avino mineralized system, and only silver and gold in the San Gonzalo mineralized system.  All use an Ag_Eq cut-off for reporting as discussed above.  Note that only the San Gonzalo vein carries a Measured resource, and there is only Inferred resources for the Angelica vein and the cross-cut vein in the Avino vein.

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Table 14.34	Avino Vein Resource Tabulation – Indicated Resource

Resource Category	Cut-off Ag Eq	Volume (m3)	Tonnes	Density	Metal				Grade
					Ag_Eq oz	Ag (oz)	Au (oz)	Cu (t)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
Indicated	50	3,156,176	8,485,813	2.689	33,698,095	14,645,088	105,279	45,384	123.5	53.7	0.386	0.535
	80	2,113,760	5,673,771	2.684	27,938,365	12,390,900	86,867	36,874	153.2	67.9	0.476	0.650
	100	1,584,648	4,253,968	2.684	23,838,629	10,835,338	72,207	30,914	174.3	79.2	0.528	0.727
	150	863,528	2,327,430	2.695	16,205,941	7,697,377	46,408	20,369	216.6	102.9	0.620	0.875
	200	405,792	1,105,097	2.723	9,474,178	4,522,283	27,828	11,718	266.7	127.3	0.783	1.060
	250	218,048	596,569	2.736	5,820,374	2,792,304	16,552	7,243	303.5	145.6	0.863	1.214
	300	101,872	279,226	2.741	3,046,921	1,509,556	8,845	3,604	339.4	168.2	0.985	1.291
	350	27,536	75,091	2.727	931,580	429,190	3,953	1,000	385.9	177.8	1.638	1.332
	400	4,896	13,123	2.680	189,907	59,198	1,526	177	450.1	140.3	3.617	1.350
	450	2,432	6,462	2.657	98,244	29,381	1,066	50	472.9	141.4	5.132	0.767

Table 14.35	Avino Vein Resource Tabulation – Inferred Resource

Resource Category	Cut-off Ag Eq	Volume (m3)	Tonnes	Density	Metal				Grade
					Ag_Eq oz	Ag (oz)	Au (oz)	Cu (t)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
Inferred	50	3,316,272	8,982,925	2.709	29,258,352	12,407,216	130,031	33,978	101.3	43.0	0.450	0.378
	80	1,742,616	4,710,633	2.703	20,488,097	8,718,189	97,196	22,668	135.3	57.6	0.642	0.481
	100	1,193,320	3,220,896	2.699	16,262,944	7,068,831	75,858	17,719	157.0	68.3	0.733	0.550
	150	519,704	1,399,366	2.693	8,967,681	4,229,254	29,878	10,670	199.3	94.0	0.664	0.763
	200	204,560	552,562	2.701	4,338,265	2,289,307	7,375	5,539	244.2	128.9	0.415	1.002
	250	71,344	195,258	2.737	1,802,917	1,022,743	2,284	2,197	287.2	162.9	0.364	1.125
	300	20,624	57,052	2.766	592,460	357,509	362	716	323.0	194.9	0.197	1.255
	350	2,536	7,056	2.782	84,780	51,332	17	108	373.7	226.3	0.073	1.527

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Table 14.36	San Gonzalo Vein Resource Tabulation – Measured Resource

Resource Category	Cut-off Ag Eq	Volume (m3)	Tonnes	Density	Metal			Grade
					Ag_Eq oz	Ag (oz)	Au (oz)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)
Measured	50	51,064	132,360	2.592	1,087,224	895,604	4,064	255	210	0.955
	100	34,592	89,784	2.596	989,239	820,501	3,579	343	284	1.240
	120	31,960	82,912	2.594	964,958	800,343	3,492	362.0	300.2	1.310
	150	27,504	71,416	2.597	914,791	759,801	3,288	398	331	1.432
	200	20,560	53,268	2.591	812,026	680,368	2,793	474	397	1.631
	250	16,320	42,073	2.578	732,414	615,974	2,470	541	455	1.826
	300	14,024	36,035	2.570	678,990	569,102	2,331	586	491	2.012
	350	11,792	30,209	2.562	618,733	515,976	2,180	637	531	2.244
	400	10,200	26,066	2.555	569,618	471,300	2,085	680	562	2.488
	450	9,552	24,399	2.554	546,761	452,508	1,999	697	577	2.549
	500	6,936	17,680	2.549	443,964	366,718	1,638	781	645	2.882
	550	4,944	12,547	2.538	355,976	292,673	1,343	882	726	3.328
	600	4,200	10,666	2.540	320,790	262,454	1,237	935	765	3.608
	650	3,368	8,529	2.532	277,742	226,517	1,087	1,013	826	3.963
	700	2,944	7,453	2.532	254,586	206,881	1,012	1,062	863	4.223
	750	2,848	7,202	2.529	248,930	201,981	996	1,075	872	4.301

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Table 14.37	San Gonzalo Vein Resource Tabulation – Indicated Resource

Resource Category	Cut-off Ag Eq	Volume (m3)	Tonnes	Density	Metal			Grade
					Ag_Eq oz	Ag (oz)	Au (oz)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)
Indicated	50	112,336	293,404	2.612	2,989,353	2,228,669	16,135	317	236	1.710
	100	99,520	259,564	2.608	2,912,229	2,166,562	15,816	349	260	1.895
	120	94,728	246,412	2.601	2,865,681	2,127,460	15,659	361.7	268.5	1.977
	150	85,760	222,407	2.593	2,763,069	2,043,514	15,263	386	286	2.134
	200	69,144	178,315	2.579	2,513,469	1,847,813	14,119	438	322	2.463
	250	60,352	155,457	2.576	2,347,274	1,723,166	13,238	470	345	2.649
	300	52,472	134,780	2.569	2,167,790	1,585,264	12,356	500	366	2.851
	350	45,344	116,297	2.565	1,975,233	1,437,552	11,405	528	384	3.050
	400	39,504	101,045	2.558	1,790,069	1,303,496	10,321	551	401	3.177
	450	33,056	84,596	2.559	1,564,346	1,134,991	9,107	575	417	3.348
	500	23,400	60,020	2.565	1,190,174	855,940	7,090	617	444	3.674
	550	15,328	39,511	2.578	845,184	613,198	4,921	665	483	3.874
	600	9,128	23,529	2.578	549,859	416,848	2,821	727	551	3.730
	650	5,840	14,992	2.567	379,779	287,356	1,960	788	596	4.067
	700	3,648	9,367	2.568	257,623	199,580	1,231	855	663	4.088
	750	2,320	5,997	2.585	180,029	136,841	916	934	710	4.751

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Table 14.38	San Gonzalo Vein Resource Tabulation – Inferred Resource

Resource Category	Cut-off Ag Eq	Volume (m3)	Tonnes	Density	Metal			Grade
					Ag_Eq oz	Ag (oz)	Au (oz)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)
Inferred	50	560,128	1,476,184	2.635	11,899,790	9,281,947	55,527	251	196	1.170
	100	512,920	1,352,355	2.637	11,615,072	9,055,601	54,289	267	208	1.249
	120	488,944	1,289,240	2.637	11,391,021	8,880,117	53,259	274.8	214.2	1.285
	150	412,200	1,085,276	2.633	10,494,843	8,158,834	49,549	301	234	1.420
	200	296,232	779,484	2.631	8,811,481	6,824,184	42,153	352	272	1.682
	250	209,536	551,401	2.632	7,148,532	5,508,613	34,785	403	311	1.962
	300	154,192	404,900	2.626	5,854,871	4,509,125	28,545	450	346	2.193
	350	111,408	291,826	2.619	4,672,550	3,580,014	23,174	498	382	2.470
	400	72,344	189,234	2.616	3,443,463	2,614,423	17,585	566	430	2.890
	450	53,456	139,859	2.616	2,770,335	2,108,508	14,038	616	469	3.122
	500	39,368	102,878	2.613	2,203,892	1,702,551	10,634	666	515	3.215
	550	27,496	71,814	2.612	1,681,496	1,314,562	7,783	728	569	3.371
	600	20,184	52,686	2.610	1,325,681	1,061,465	5,604	783	627	3.309
	650	12,696	33,073	2.605	937,738	766,739	3,627	882	721	3.411
	700	8,616	22,440	2.605	706,675	588,282	2,511	979	815	3.481
	750	6,504	16,905	2.599	577,413	489,187	1,871	1,062	900	3.443

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Table 14.39	San Gonzalo Vein Resource Tabulation – Measured and Indicated Resource

Resource Category	Cut-off Ag Eq	Volume (m3)	Tonnes	Density	Metal			Grade
					Ag_Eq oz	Ag (oz)	Au (oz)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)
Measured and Indicated	50	163,400	425,764	2.606	4,076,578	3,124,273	20,199	297.8	228.2	1.476
	100	134,112	349,348	2.605	3,901,468	2,987,063	19,396	347.4	265.9	1.727
	120	126,688	329,323	2.599	3,830,639	2,927,804	19,150	361.8	276.5	1.809
	150	113,264	293,822	2.594	3,677,861	2,803,315	18,550	389.3	296.8	1.964
	200	89,704	231,583	2.582	3,325,495	2,528,182	16,912	446.6	339.6	2.271
	250	76,672	197,530	2.576	3,079,688	2,339,140	15,708	484.9	368.3	2.473
	300	66,496	170,815	2.569	2,846,780	2,154,366	14,687	518.4	392.3	2.674
	350	57,136	146,506	2.564	2,593,966	1,953,529	13,584	550.7	414.7	2.884
	400	49,704	127,111	2.557	2,359,687	1,774,796	12,406	577.4	434.3	3.036
	450	42,608	108,995	2.558	2,111,107	1,587,499	11,106	602.4	453.0	3.169
	500	30,336	77,700	2.561	1,634,139	1,222,658	8,728	654.1	489.4	3.494
	550	20,272	52,058	2.568	1,201,159	905,871	6,263	717.7	541.2	3.742
	600	13,328	34,195	2.566	870,650	679,302	4,059	791.9	617.9	3.692
	650	9,208	23,521	2.554	657,521	513,873	3,047	869.5	679.5	4.029
	700	6,592	16,819	2.551	512,209	406,460	2,243	947.2	751.7	4.148
	750	5,168	13,199	2.554	428,959	338,821	1,912	1,010.8	798.4	4.505

14.12.3	Grade-Tonnage Curves

Avino

Figure 14.44 to Figure 14.46 represent grade-tonnage curves for the total resource comprised of the Avino vein.

Figure 14.44	Silver – Grade-Tonnage Curve for the Avino Vein

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Figure 14.45	Gold – Grade-Tonnage Curve for the Avino Vein

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Figure 14.46	Copper – Grade-Tonnage Curve for the Avino Vein

San Gonzalo

Figure 14.47 and Figure 14.48 represent grade-tonnage curves for the total resource comprised of San Gonzalo plus the Angelica veins.

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Figure 14.47	Silver – San Gonzalo and Angelica Grade-Tonnage Curves

Figure 14.48	Gold – San Gonzalo and Angelica Grade-Tonnage Curves

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14.13	Oxide Tailings

Tetra Tech completed a recent NI 43-101 resource estimate for the oxide tailings at the Avino Mine.  The effective date of this resource estimate is July 18, 2012.  This resource estimate is discussed in detail in a previous technical report by Tetra Tech, with an effective date of July 24, 2012.

In the Avino oxide tailings, a prominent bench separates the lower portion of the deposit (referred to as the “lower oxide bench” in various documents and as Phase 1.1 in this analysis) from the upper portion of the oxide tailings (referred as the “middle bench” or “upper oxide bench” and as Phase 1.2 in this analysis).  Overlying the oxide tailings is a volume of sulphide tailings material (the “upper bench” or “sulphide tailings” and as Phase 2 in this analysis) which lacks representative sampling data which.  Figure 14.49 and Figure 14.50 illustrate the Phase 1.1, Phase 1.2 and Phase 2 zones.

The drillhole dataset included 28 drillholes with a total metreage of 407.75 m that was completed in the tailings from 1990.  All drillholes intersect the oxide tailings (Phase 1.1 and 1.2), with a total of 383 assays of gold and 383 assays of silver (766 values in total).

Avino conducted bulk density measurements on 432 samples from 20 drillholes in the oxide tailings.  Based on these data, Slim (2005d) determined a global average specific gravity value of 1.605 for the oxide tailings.  As no new specific gravity data representative of the entire tailings pile have been collected since this work, Tetra Tech used the same specific gravity value of 1.605 for the current oxide tailings estimate.

It was determined that capping of the data was not necessary for this dataset.

The oxide tailings mineral resource was estimated using Geovariance Isatis™ software.  No rotation was applied to the variography; the long range is horizontal and the short range is vertical, due to the strong horizontal layering present in the deposit.  Table 14.40 summarizes the variography parameters used for OK interpolation for both silver and gold in the oxide tailings.

Table 14.40	Variography Parameters Gold and Silver in Phases 1.1 and 1.2

Oxide Phase and Metal	Search Anisotropy	X Range (m)	Y Range (m)	Z Range (m)	C0 Structure	C1 Structure
Phase 1.1 Au	No Rotation	141	141	9	0.011	0.024
Phase 1.2 Au	No Rotation	300	300	22	0.011	0.022
Phase 1.1 Ag	No Rotation	155	155	23.4	98	149
Phase 1.2 Ag	No Rotation	203	203	7.6	71	573

A single block model was created to cover the Avino oxide tailings deposit.  A block size of 50 m by 50 m by 2 m was used for block model and resource estimate, as the average distance between sample drillholes approximates 50 m and the composite length is 1 m. The interpolation method used for populating the block model was OK using a single pass.  A minimum of 5 and maximum of 40 composites were used per block with a maximum of 40 samples per drillhole. The search ellipse parameters were 200 m by 200 m by 30 m (vertical) with no rotation.

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The oxide tailings are estimated to contain a 2.34 Mt Inferred Resource at a grade of 91.3 g/t silver and 0.54 g/t gold, at 50 g/t silver cut-off.

The entire resource is classified as an Inferred Mineral Resource based on the historical nature of the drilling (prior to institution of NI 43-101 and associated QA/QC requirements).  The identified grade pattern is similar in character to other tailings deposits, such as overall homogeneity and a pronounced horizontal continuity.  Verification samples collected by Tetra Tech confirm the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign and confirm that the mine lab assays are not materially different from those of external labs.  In Tetra Tech’s opinion, the oxide tailings sampling data is considered sufficient to support the purpose of this technical report and a current Inferred Mineral Resource.

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Figure 14.49	Perspective View of the Avino Oxide Tailings Block Model; Looking North-northwest (Showing Drillhole Numbers)

Notes:	Phase 2 Sulphide Tailings (brown unit)
Phase 1.2 Upper Oxide Tailings (blue unit)
Phase 1.1 Lower Oxide Tailings (yellow unit)

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Figure 14.50	Section View of the Avino Tailings Deposit; Looking Northeast

Notes:	Phase 2 Sulphide Tailings (brown unit)
Phase 1.2 Upper Oxide Tailings (blue unit)
Phase 1.1 Lower Oxide Tailings (yellow unit)

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14.1	Sulphide Tailings

There is no current resource estimate for the sulphide tailings (Phase 2 in Figure 4.1 and Figure 4.2).

Some sampling was carried out in 2005 by means of hand-dug pits on the “upper bench” of sulphide tailings.  Regrettably, this information does not provide an unbiased sample, being restricted to the top surface of the deposit and consequently no estimation can be carried out on the sulphide tailings.  The volume of the deposit can be estimated with at least the similar efficiency to the estimate of the oxide tailings but the recoverable metal remains an unknown quantity.  At best, the sulphide tailings are a considered a target for further exploration and results are disclosed as a range of tonnes and grades (Table 14.41).

The potential quantity and grade of the sulphide tailings is conceptual in nature and there has been insufficient exploration to define a mineral resource.  It is uncertain if further exploration (e.g. drilling and sampling) will result in the target (i.e. sulphide tailings) being delineated as a mineral resource.

Table 14.41	Target Resource for Further Exploration within Sulphide Tailings

	Tonnes (t)	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)
Lower Range	2,800,000	40.0	0.3	3,600,000	27,000
Upper Range	3,200,000	100.0	0.6	10,300,000	61,700

No mineral resource for the sulphide tailings is disclosed in this technical report.

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15.0	MINERAL RESERVE ESTIMATES

There are currently no mineral reserves on the Property.

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16.0	MINING METHODS

16.1	Avino Vein

Avino is not currently conducting mining activity on the Avino vein. No mining methods are currently proposed for any potential mining activity on the Avino vein.

16.2	San Gonzalo Vein

Avino is currently mining actively on the San Gonzalo vein. Production decisions are being made without mineral reserves or any studies of economic viability that have been prepared in accordance with NI 43-101. Avino is basing its economic decisions on the net proceeds of a bulk sample program described below.

16.2.1	Bulk Sample Program

No formal prefeasibility study has been commissioned but a 10,000 t bulk sample program was carried out in 2011. In July 2011, the results were announced. The bulk sample was intended to allow Avino to assess the economics of the zone by confirming mineral grades obtained through earlier diamond drilling. The results were released after a comprehensive review of the data and discussions with Tetra Tech. The bulk sample program was completed during Q1 2011 and Avino sold 188 t of the San Gonzalo bulk concentrate for net proceeds of US$1.83 million. In April 2012, Avino sold the balance of the San Gonzalo concentrate.

The overall bulk sample feed grade was 261 g/t silver and 0.9 g/t gold. Silver and gold recoveries were 76% and 59%, respectively, and 232 dry tonnes of flotation concentrate were produced, of which 188 t were sold for net proceeds of US$1.83 million. If the entire production were sold under the same contract terms, the net proceeds would have been US$2.26 million.

Evaluation costs relating to mining, milling, and overhead for the bulk sample program were US$567,045 or US$7.62/oz silver equivalent, including the costs for the raises and stopes. The cost per tonne produced was US$53.91 and proceeds on 188 t of concentrate sold at US$1.83 million. (The contract prices per ounce of silver and gold were US$36.75 and US$1,511.31, respectively.)

On the basis of internal modelling of the bulk sampling program, Avino has been proceeding with their mine plan to develop the third, fourth and fifth levels and to provide mill feed at the rate of 250 t/d on a sustained basis.

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It should be noted this production decision is being made without mineral reserves or any studies of economic viability that have been prepared in accordance with NI 43-101.

16.2.2	Production

Production for the past six months is summarized in Table 16.1

Table 16.1 Production at the Avino Mine

	October 2012	November 2012	December 2012	January 2013	February 2013	March 2013
Total Mill Feed (dry tonnes)	6,647	6,528	6,364	6,392	6,418	6,913
Average Daily Throughput (t/d)	214	218	235	228	229	230
Feed Grade Silver (g/t)	233	256	287	315	306	307
Feed Grade Gold (g/t)	0.93	0.99	1.19	1.27	1.19	1.40
Bulk Concentrate (dry tonnes)	180	177	181	197	166	206
Bulk Concentrate Grade Silver (kg/t)	7.04	7.37	7.90	8.32	9.43	8.52
Bulk Concentrate Grade Gold (g/t)	25.0	25.4	28.6	29.1	30.4	34.5
Recovery Silver (%)	82	78	78	81	80	83
Recovery Gold (%)	72	69	68	70	66	73
Mill Availability (%)	97.2	98.1	87.9	91.1	99.0	96.7
Total Silver Produced (kg)	1,265	1,302	1,433	1,638	1,565	1,757
Total Gold Produced (g)	4,489	4,487	5,185	5,722	5,036	7,117
Source: Avino 2013c

Concentrate produced have been sold on a regular basis to a concentrate trading firm with shipments taking place monthly. The Q4 financial results indicated the cost as cash per ounce silver for San Gonzalo was US$14.22. Mining and milling operations are continuing even though there has been no prefeasibility or feasibility study commissioned after bulk sample program.

16.2.3	Mine Design

Access to the underground at San Gonzalo is via a 4 m by 4 m decline developed at -12%. Ground conditions are excellent. Ground support is mainly bolting as required.

San Gonzalo is using shrinkage mining for the narrower material, approximately 1.4 m in width and cut and fill mining for mineralized material wider than 2 m.

During shrinkage mining, miners use hand-held jacklegs and stopers to drill and blast in stopes. Material is drilled and blasted using jacklegs to breast horizontally, with two miners from two ends of the stope with several breasts worked on at once. After each blast the swell (approximately 40% of the broken material) is mucked from the extraction drift below to allow room for the miners to drill the next lift. Materials and supplies are carried into the stopes by hand down a small raise equipped with steel ladders and a rope. Only 40% of the material is extracted during mining, with the remainder being extracted after all the mining has been completed, meaning more stopes are required in the development stage at one time to sustain production targets. Scoops are used to muck from the extraction drift below and trammed to a mineralized material pass.

Avino Silver & Gold Mines Ltd.	16-2	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Cut and fill mining is more mechanized, as access for scoops is maintained in the stopes from the main ramp by a smaller access attack decline/incline ramp. This access means less manhandling of materials and provides material on a steady basis from each lift while mining takes place. This method requires that waste fill be placed after each lift of material has been mined prior to mining the next lift. Stopers are used to drill vertical holes, with half the stope being blasted at once. A 2 yd scoop is used in the stope to place waste and muck material. It is 1.2 m wide and requires 2.0 m wide to operate. No mill discharge is used for backfilling.

The mine is able to achieve a production rate of 230 t/d with three shrinkage stopes and one cut and fill stope being developed/mined at once plus two headings in mineralized material or the shrinkage undercut. The mine works 6 d/wk, or 26 d/mo. A mining contractor has been hired for material haulage.

16.3	Oxide Tailing

Tetra Tech proposed potential mining methods for the oxide tailings portion of the Property. These were disclosed in the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012, and summarized below.

The current mineral resources for the oxide tailings will be mined through surface methods and without blasting. A truck/front-end loader arrangement has been selected and will operate one 8 hour shift per day, 365 d/a for the 4.7-year life of this Project.

Initially the oxide tailings will be processed without having to move the sulphide tailings, which covers a portion of the oxide tailings. Not all of the sulphide tailings need to be removed to gain access to the oxide tailings. Approximately 0.5 Mt/a of oxide tailings will be sent to the heap leach pad.

16.4	Sulphide Tailings

Avino is not currently conducting mining activity on the sulphide tailings. In addition, no mining methods are currently proposed for any potential mining activity on the sulphide tailings.

Avino Silver & Gold Mines Ltd.	16-3	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

17.0	RECOVERY METHODS

17.1	Avino Vein

Avino is not currently conducting mining activity on the Avino vein. In addition, no recovery methods are currently proposed for the Avino vein.

Historically, prior to the mine shutting down in 2001, Avino operated a 1,000 t/d processing plant producing a copper concentrate that was sold to a smelter in San Luis Potosi. The plant consisted of a conventional three-stage crushing circuit with the tertiary crusher in closed circuit with a screen. Fine crushed material was fed to a ball mill and classified with a cyclone. The fines from the cyclone reported to the flotation circuit where typical flotation reagents for copper minerals were used. The concentrate from the rougher and scavenger circuits were upgraded in a cleaner circuit with the final concentrate reporting to a thickener, vacuum filter and dryer. The concentrate was dried to approximately 8% moisture and then shipped to the smelter. Flotation tailings was pumped to the permitted tailings impoundment where decant water is reclaimed for process use.

A summary of the mill production and balance for the month of October and the year-to-date in 2001 is provided in Table 17.1.

Avino Silver & Gold Mines Ltd.	17-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 17.1	Mill Production

	Monthly				Annual
	Estimated	Actual	Difference	Difference (%)	Estimated	Actual	Difference	Difference (%)
Mill
Mineralized Material Milled (tons)	34,800	33,367	-1,433	-4	329,440	325,042	-4,398	-1
Ore Grades
Silver (g/t)	167	98	-69	-41	131.25	101.52	-29.73	-23
Gold (g/t)	0.53	0.4	-0.13	-25	0.83	0.61	-0.21	-26
Copper (%)	0.76	0.69	-0.07	-9	0.64	0.57	-0.07	-11
Concentrate Grade
Silver (g/t)	6,346	3,152.79	-3,193.21	-50	4,604.94	3,542.67	-1,062.26	-23
Gold (g/t)	19.61	12.44	-7.17	-37	29.01	21.64	-7.37	-25
Copper (%)	31.54	24.19	-7.35	-23	25.36	22.44	-2.91	-11
Metallurgical Recovery
Silver (%)	76.00	77.87	1.87	2	75.56	75.91	0.35	0
Gold (%)	74.00	76.20	2.20	3	75.37	76.59	1.22	2
Copper (%)	83.00	85.48	2.48	3	84.95	85.25	0.3	0
Concentrate (tons)	696.00	807.66	111.66	16	7094.48	7070.91	-23.57	0
Silver Produced (kg)	4,416.82	2,546.38	-1,870.44	-42	32,669.64	25,049.94	-7,619.7	-23
Gold Produced (kg)	13.65	10.04	-3.61	-26	205.82	153.01	-52.81	-26
Copper Produced (kg)	219,518	195,370	-24,148	-11	1,799,037	1,587,016	-212,021	-12
Silver Equivalent (oz)	252,605	164,341	-88,264	-35	2,127,822	1,683,791	-444,031	-21

Source: Avino 2001

Avino Silver & Gold Mines Ltd.	17-2	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

17.2	San Gonzalo Vein

The current process plant consists of crushing and grinding facilities, followed by a flotation process circuit to recover and upgrade silver and gold from the feed material. Common reagents were used within the flotation circuit. The flotation concentrate is thickened, filtered to 9.9% moisture content, and sent to the concentrate stockpile for subsequent shipping to customers.

The final flotation tailing is disposed of in the tailing pond. The simplified flowsheet is shown in Figure 17.1. A summary of the material and metallurgical balances from April 2013 is outlined in Table 17.2.

Table 17.2 Material and Metallurgical Balances

	January 2013	February 2013	March 2013	April 2013	May 2013
Total Mill Feed (dry tonnes)	6,392	6,418	6,913	6,460	6,948
Total Mill Feed (dry tonnes)	6,392	6,418	6,913	6,460	6,948
Average Daily Throughput (t/d)	228	229	230	223	232
Days of Operation	28	28	30	29	30
Feed Grade Silver (g/t)	315	306	307	274	279
Feed Grade Gold (g/t)	1.27	1.19	1.4	1.36	1.13
Bulk Concentrate (dry tonnes)	197	166	206	202	209
Bulk Concentrate Grade Silver (kg/t)	8.32	9.43	8.52	7.07	7.58
Bulk Concentrate Grade Gold (g/t)	29.1	30.4	34.5	31.7	27.3
Recovery Silver (%)	81	80	83	81	82
Recovery Gold (%)	70	66	73	73	72
Mill Availability (%)	91.1	99.0	96.7	96.1	97.2
Total Silver Produced (kg)	1,638	1,565	1,758	1,428	1,584
Total Gold Produced (g)	5,722	5,036	7,117	6,411	5,698
Total Silver Produced (oz) Calculated	52,779	50,315	56,513	45,899	50,923
Total Gold Produced (oz) Calculated	184	162	229	206	183
Total Silver Equivalent Produced (oz)	62,781	59,228	69,098	57,235	60,999

Source: Avino 2013a

Avino Silver & Gold Mines Ltd.	17-3	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 17.1	Simplified Flowsheet

Avino Silver & Gold Mines Ltd.	17-4	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Figure 17.2 illustrates the recovery variances for silver in gold during production in 2013.

Figure 17.2 Recovery Variances for Silver in Gold

Feed for the month of March 2013 to the plant has an average head grade of 307 g/t silver and 1.4 g/t gold. The plant consists of a conventional crush-grind-flotation followed by thickening and filtration.

The amount of concentrate and metal recoveries were estimated to be as follows:

•	dry weight of the produced silver and gold bulk concentrate is 206 t

•	silver recovery of 83% with a concentrate grade of 8,521 g/t silver

•	gold recovery of 73% with a grade of 34.5 g/t gold.

A summary of the material and metallurgical balances for the month of March is outlined in Table 17.3.

Table 17.3 San Gonzalo March 2013 Material and Metallurgical Balance

	Weight (t)	Assay (g/t)		Contents (kg)		Contents (oz)		Recovery (%)
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	6,913	1.40	307	9.7	2,121.1	311.3	68,195	100	100
Concentrate	206	34.5	8,521	7.1	1,757.8	228.8	56,513	73	83
Tail	6,707	0.4	54	2.6	363.3	82.5	11,682	41	24

Source: Avino 2013c

Avino Silver & Gold Mines Ltd.	17-5	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

17.2.1	2011 Bulk Sample

In 2011, Avino completed an approximately 10,000 t bulk sample program on the San Gonzalo deposit. Results from this bulk sample are summarized in Table 17.4 and discussed further in Section 9.2.4.

Table 17.4 San Gonzalo Bulk Sample

	Weight (t)	Assay (g/t)		Contents (kg)		Contents (oz)		Recovery (%)
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	10,519*	0.9	261	9.35	2,746.75	300.9	88,311.70	100	100
Concentrate	232	23.8*	8,998*	5.52	2,087.53	177.5	67,116.90	59	76
Tail	10,287	0.4	64	3.83	659.22	123.4	21,194.80	41	24

Source: Avino 2011a
Note: *These figures have been reconciled to the weighed feed tonnage and the final concentrate assays. They also have been rounded for clarity.

17.3	Oxide Tailings

Tetra Tech proposed potential recovery methods for the oxide tailings portion of the Property. These were disclosed in the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012, and summarized below.

Tetra Tech investigated gravity separation, flotation, cyanide leach, CIP, and heap leach processing options. Using the recoveries and process conditions resulting from these tests, the capital costs to construct a processing plant using selected process options were developed while the operating costs associated with each option were determined and a financial model compiled. A heap leach operation indicated the best financial alternative.

17.4	Sulphide Tailings

Avino is not currently conducting mining activity on the sulphide tailings.  In addition, no recovery methods are currently proposed for the sulphide tailings.

Avino Silver & Gold Mines Ltd.	17-6	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

18.0	PROJECT INFRASTRUCTURE

18.1	Introduction

The history of operations at the Avino Mine provides ample evidence of sufficient infrastructure and services in the area. Three process circuits are in place and two have been completely refurbished and operating. The third is being upgraded for a throughput of 1,000 t/d. The existing tailings deposition facility has been upgraded and is fully permitted and operational for approximately another 500,000 t of tailings. The offices, miner’s quarters, secured explosives storage facilities, warehouse, laboratory and other associated facilities are all in place.

18.2	Power

The Avino Mine is connected to the local power grid with a line capacity quoted at 4 MW when the mine last operated in 2001. With the shutdown, much of this excess power has been diverted to the surrounding towns in the district. The present power line provides only 1,000 kW of power with 500 kW servicing the mill, 400 kW for San Gonzalo and the balance for the well at Galeana, employee accommodation facility and water reclaim from the tailings dam. The San Gonzalo power line was built in 2009 to replace the contractor’s diesel generator used during mine development. A C-27 CAT diesel power generator, which produces 700 kW, is being used to power the second circuit.

18.3	Water Supply

While water supply was found to be limiting in the past, Avino has taken the necessary steps to secure adequate supply. To supplement the 1 Mm3 dam built by Avino in 1989, a well (Galeana) was drilled to the west of the mine site in 1996 to a depth of 400 m and is reported to have a water level at 40 m below the collar. From this, a pipeline connection has been installed to the mine. Additionally, CMMA, in cooperation with the government, has repaired a government dam (El Caracol) and raised the dam wall by 6 m. A pipeline to the mine has also been installed. This dam is shared with the population of Pánuco de Coronado for their irrigation needs, as 60% for the mine and 40% for the town, with government setting the annual total take to which percent sharing applies. Mine site water use is from a combination of tailings water reclaim, El Caracol, and Galeana with preference given to mine site sources for which no water conservation charge was applicable (Slim 2005).

Avino Silver & Gold Mines Ltd.	18-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

18.4	Water Treatment Plant

Underground mine water at the Avino Mine is acidic. Since October 2012 dewatering of the Avino Mine began and a water treatment plant using lime to raise the pH and to precipitate the heavy metals was constructed and built. The water treatment facility is a typical Mexican design and the effluent water quality had to meet the agricultural standards for discharge. Test results to date show the results do meet the required agricultural standards and being discharged to the El Caracol Dam via gravity. The effluent is being monitored on a daily basis when the treatment plant is operational. Sludge which is considered low density is sent to the tailings dam.

18.5	San Gonzalo Access Road

In 2008, this 1.7 km road was upgraded so it would be suitable for use by the mineralized material haul trucks and heavy equipment. The road was widened and a section had to be blasted because of the competent rock.

Avino Silver & Gold Mines Ltd.	18-2	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

19.0	MARKET STUDIES AND CONTRACTS

For the current operating mine, the bulk concentrates produced from the historic stockpile materials and the concentrate from the San Gonzalo Deposit are currently sold to concentrate trading firms, based on two agreements detailed below, as well as on a spot basis.

•
Avino currently has an agreement with TRAFIGURA MEXICO S.A. DE C.V. (A Trafigura Group Company) for the purchase of the San Gonzalo concentrate until September 2013.  The terms and conditions of this contract are confidential.

•
Avino has an agreement with MK Metal Trading Mexico S.A. de C.V. (Nexxtrade) for the purchase of the bulk concentrate produced from the historic stockpile material until December 2013.  The terms and conditions of this contract are also confidential.

Avino Silver & Gold Mines Ltd.	19-1	1251920100-REP-R0001-02.1
Technical Report on the Avino Property, Durango, Mexico

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The current environmental setting, permits and registrations, and environmental management strategies that may be required for the Project are disclosed in the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012, and summarized below.

To Tetra Tech’s knowledge, no environmental baseline studies specific to individual portions of the Property have been completed. The Property has been previously disturbed by historical operations (Section 6.0).

Permits and authorizations required for the operation of the Project may include an operating permit, an application for surface tenures, a waste water discharge registration, a hazardous waste generator's registration, and an EIA or Evaluación de Impacto Ambiental. ABA tests have indicated that mild acid generation may already have started on the tailings dam. A gap analysis and additional tests to further characterize current conditions of the tailings should be completed to properly design a tailings management plan.

Avino Silver & Gold Mines Ltd.	20-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

21.0	CAPITAL AND OPERATING COSTS

21.1	Avino Vein

Avino is not currently conducting mining activity on the Avino vein. No capital or operating costs have been estimated for any potential mining activity on the Avino vein.

21.2	San Gonzalo Vein

Avino is currently conducting mining activity on the San Gonzalo vein.

Capital Costs

The actual capital expenditures to date on the San Gonzalo vein are summarized in Table 21.1. The capital expenditures (in US dollars) have been broken down by year and area.

Table 21.1 Capital Costs for the San Gonzalo Vein

	2011	2012	2013	Total
Mine	695,411	338,474	1,527,106	2,560,991
Mill	270,760	184,451	160,399	615,610
Development	2,881,768	1,841,757	176,360	4,899,885
Geological	-	90,660	169,441	260,101
Total	-	-	-	8,336,587

Source: Avino 2013d, 2012, and 2011b

Mine and mill capital costs were attributed to equipment purchases. Development was for the construction of the haulage ramp and installation labour and geological for engineering services.

Operating Costs

The actual operating costs (in US dollars) during Q4 2012 and Q1 2013 are presented in Table 21.2.

The mine and milling costs included operating and maintenance labour together with the associated consumable supplies. Power was included in the milling costs. The geological component was mostly technical labour.

Avino Silver & Gold Mines Ltd.	21-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 21.2 Operating Costs for the San Gonzalo Vein

Description	Q4 2012	Q1 2013	Total Cost	Cost per tonne Processed
Total Milled Tonnes Q4 2012 and Q1 2013	-	-	-	39,262
Direct Costs	-	-	-	-
Mining	910,095	1,621,393	2,531,488	64
Milling	168,806	374,031	542,837	14
Geological	178,394	189,715	368,109	9
Total Direct Costs	1,257,295	2,185,139	3,442,434	88
General and Administrative (G&A)	127,393	86,941	214,334	5
Total Operating Costs	1,384,688	2,272,080	3,656,768	93

Source: Avino 2013d, 2012, and 2011b

21.3	Oxide Tailings

Tetra Tech (2012) estimated a CAPEX and OPEX for the oxide tailings portion of the Property.  These were disclosed in the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012, and summarized below.

The CAPEX for the oxide tailings was developed based on the treatment of 1,370 t/d, or 500,000 t/a of oxide tailings.  A total cost of US$29.1 million, including contingency, was estimated as the CAPEX for the oxide tailings (Table 21.3).

Table 21.3 CAPEX Summary

Item/Description	Cost (US$)
Direct Costs
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632
Indirect Costs
Engineering, Procurement, Construction Management, Quality Assurance and Vendor Representatives	2,658,728
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total CAPEX	29,138,596

Avino Silver & Gold Mines Ltd.	21-2	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 21.4 gives the overall estimated cost summary for the processing facility and the G&A costs based on 1,370 t/d, with an availability of 90% and 365 operating days per year.

The annual OPEX for the process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at a processing rate of 1,370 t/d.  An incremental increase in the G&A OPEX is estimated to be US$752,656, or US$1.51/t of tailings treated.

Table 21.4 OPEX Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Process Manpower
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.28
Subtotal	49	860,472	1.72
Process Supplies
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.90
Power Supply	-	479,947	0.96
Subtotal	-	5,512,368	11.02
Total Process OPEX	49	6,372,840	12.74
G&A Costs
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A OPEX	11	752,656	1.51
Total OPEX	60	7,125,496	14.25

21.4	Sulphide Tailings

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property.  No capital or operating costs have been estimated for any potential mining activity on the sulphide tailings portion of the Property.

Avino Silver & Gold Mines Ltd.	21-3	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

22.0	ECONOMIC ANALYSIS

22.1	Avino Vein

No economic analysis has been performed on the Avino vein.

22.2	San Gonzalo Vein

No economic analysis has been performed on the San Gonzalo vein.

22.3	Oxide Tailings

Tetra Tech has proposed potential mining methods for the oxide tailings portion of the Property. These were dislosed in the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012, and summarized as follows:

The pre-tax financial results are:

•	54.5% IRR

•	1.6-year payback

•	US$38.6 million NPV at an 8% discount rate.

A PEA should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Furthermore, there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

22.4	Sulphide Tailings

No economic analysis has been performed on the sulphide tailings.

Avino Silver & Gold Mines Ltd.	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

23.0	ADJACENT PROPERTIES

There are no material properties adjacent to the Property.

Avino Silver & Gold Mines Ltd.	23-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

24.0	OTHER RELEVANT DATA AND INFORMATION

There is no additional information or explanation necessary to make the technical report understandable and not misleading.

Avino Silver & Gold Mines Ltd.	24-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

25.0	INTERPRETATION AND CONCLUSIONS

25.1	Geology

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt, and 82 km northeast of Durango City. The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha.

The Property is located within a large caldera which hosts numerous epithermal veins and breccias, grading into a “near porphyry” environment. The dominant rock types in the region of the Avino Mine include andesitic, rhyolitic and trachytic pyroclastic rocks. The area was intruded by monzonite dykes and stocks, which appear to be related to mineralization. Silver- and gold-bearing veins crosscut the various lithologies and are generally oriented north-northwest to south-southeast and northwest to southeast. The rocks have been weathered and leached in the upper sections from contact with atmospheric waters, resulting in an oxidized and a reduced, or sulphide, portion of the mine.

Four deposits are present on the Property: the Avino vein, the San Gonzalo vein, and the tailings dam (which includes an oxide and a sulphide portion). The oxide portion of the tailings deposit is the basis for a previous PEA (Tetra Tech 2012). Current resource estimates are reported in this study for the Avino and San Gonzalo veins as well as the oxide tailings.

25.2	Resource Estimates

At a cut-off of 100 g/t Ag_Eq, the Avino vein is estimated to contain an Indicated Resource of 4.25 Mt at an Ag_Eq grade of 174.3 g/t, including a grade of 79.2 g/t silver, 0.528 g/t gold, and 0.727% copper. With respect to the same Ag_Eq cut-off, the Avino vein is estimated to contain an Inferred Resource of 3.22 Mt at an Ag_Eq grade of 157.0 g/t, including a grade of 68.3 g/t silver, 0.733 g/t gold, and 0.55% copper.

At a cut-off of 150 g/t Ag_Eq, the San Gonzalo vein is estimated to contain a Measured plus Indicated Resource of 293,822 t at an Ag_Eq grade of 389.3 g/t, including a grade of 296.8 g/t silver and 1.964 g/t gold. With respect to the same Ag_Eq cut-off, the San Gonzalo vein is estimated to contain and Inferred Resource of 1.085 Mt at an Ag_Eq grade of 300.8 g/t, including a grade of 233.8 g/t silver and 1.420 g/t gold.

The oxide tailings are estimated to contain a 2.34 Mt Inferred Resource at a grade of 91.3 g/t silver and 0.54 g/t gold, at a 50 g/t silver cut-off.

Avino Silver & Gold Mines Ltd.	25-1	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

The sulphide tailings are currently considered an exploration target and there has been insufficient exploration to define a mineral resource.

25.3	Mineral Processing

No mineral processing methods or metallurgical test work is underway or proposed for the Avino vein or sulphide tailings.

Avino is currently conducting mining activity on the San Gonzalo vein, including processing of San Gonzalo vein material at the mine plant. No current metallurgical test work has been performed. Production decisions are being made without mineral reserves or any studies of economic viability that have been prepared in accordance with NI 43-101. Avino is basing its economic decisions on the net proceeds of a bulk sample program described in Section 9.3.2 and on the basis of results of the current operations.

Tetra Tech disclosed mineral processing and metallurgical testing methods and results for the oxide tailings portion of the Property. These were disclosed in the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012, and summarized below.

25.4	Mining

Avino is currently conducting mining activity on the San Gonzalo vein. Both cut and fill and shrinkage stoping are used to feed the mill which is currently configured to accommodate 230 t/d of dry material from San Gonzalo. A contractor is used for haulage (more information can be found in Section 16.2).

The mining of the unconsolidated tailings within the oxide tailing tailings part of the Property is relatively simple. There is moisture in the tailings and in places the ground can be soft. To mitigate the front-end loader from getting stuck, larger tires with chains and a smaller bucket will be employed. The mining group will operate on a one shift per day basis every day of the year. If this work schedule does not prove to be adequate, it is recommended the over-the-road dump trucks pull a trailer, overtime be approved or an additional shift be added.

25.5	Capital and Operating Costs

Capital Costs

The actual capital expenditures to date on the San Gonzalo vein are summarized in Table 25.2. The capital expenditures (in US dollars) have been broken down by year and area.

Avino Silver & Gold Mines Ltd.	25-2	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Table 25.2 Capital Costs for the San Gonzalo Vein

	2011	2012	2013	Total
Mine	695,411	338,474	1,527,106	2,560,991
Mill	270,760	184,451	160,399	615,610
Development	2,881,768	1,841,757	176,360	4,899,885
Geological	-	90,660	169,441	260,101
Total	-	-	-	8,336,587

Mine and mill capital costs were attributed to equipment purchases. Development was for the construction of the haulage ramp and installation labour and geological for engineering services.

Operating Costs

The actual operating costs (in US dollars) during Q4 2012 and Q1 2013 are presented in Table 25.3.

Table 25.3 Operating Costs for the San Gonzalo Vein

Description	Q4 2012	Q1 2013	Total Cost	Cost per tonne Processed
Total Milled Tonnes Q4 2012 and Q1 2013	-	-	-	39,262
Direct Costs	-	-	-	-
Mining	910,095	1,621,393	2,531,488	64
Milling	168,806	374,031	542,837	14
Geological	178,394	189,715	368,109	9
Total Direct Costs	1,257,295	2,185,139	3,442,434	88
General and Administrative (G&A)	127,393	86,941	214,334	5
Total Operating Costs	1,384,688	2,272,080	3,656,768	93

The mine and milling costs included operating and maintenance labour together with the associated consumable supplies. Power was included in the milling costs. The geological component was mostly technical labour.

The CAPEX for the oxide tailing tailings part of the Property has been developed based on the treatment of 1,370 t/d, or 500,000 t/a of oxide tailings. A total cost of US$29.1 million, including contingency, was estimated as the CAPEX for the Project (Table 25.4).

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Table 25.4 CAPEX Summary

Item/Description	Total Cost (US$)
Direct Costs
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632
Indirect Costs
Engineering, Procurement, Construction Management, Quality Assurance and Vendor Representatives	2,658,728
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total CAPEX	29,138,596

Table 25.5 gives the overall estimated cost summary for the processing facility and the G&A costs based on 1,370 t/d, with an availability of 90% and 365 operating days per year.

The annual OPEX for the process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at a processing rate of 1,370 t/d. An incremental increase in the G&A OPEX is estimated to be US$750,000, or US$1.5/t of tailings treated.

Table 25.5 OPEX Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Process Manpower
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.28
Subtotal	49	860,472	1.72
Process Supplies
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.90
Power Supply	-	479,947	0.96
Subtotal	-	5,512,368	11.02
Total Process OPEX	49	6,372,840	12.74
table continues…

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Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
G&A Costs
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A OPEX	11	752,656	1.51
Total OPEX	60	7,125,496	14.25

25.6	Economic Analysis

No economic analysis has been performed for the Avino vein, the San Gonzalo vein or the sulphide tailings. For the oxide tailing tailings part of the Property, based on US$1,256/oz gold price and US$20.38/oz silver price, the pre-tax NPV at 8% discount rate is US$38.6 million, the IRR is 54.5% and the payback period is 1.6 years. The total LOM undiscounted net cash flow is US$59 million. The Project economics are more sensitive to changes in silver price then gold price, capital costs and operating costs (Tetra Tech 2012).

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26.0	RECOMMENDATIONS

26.1	Introduction

Tetra Tech’s recommendations are itemized below. These recommendations are not required for continued mine development on the Property, and therefore a cost estimate for this work is not provided. The recommendations cover a variety of concerns noted by Tetra Tech regarding database management, QA/QC, health and safety, and environmental factors.

26.2	Geology

26.2.1	Database Management

Tetra Tech has the following recommendations regarding Avino database management:

•	All drillhole data (including collar, survey, assay, geology, and specific gravity data) should be maintained in a single, compiled database for both the Avino and San Gonzalo veins.

•	Location information for underground channel samples should also be entered into this database, including UTM coordinates for assay samples.

•	Software such as Gemcom GEMS, Surpac, or MineSight is recommended, similar to other mining operations.

•	Data entry in this compiled database should be limited to a select few individuals to avoid introducing inconsistencies to the database.

•	This database should be verified by a senior geologist on a routine basis (such as weekly or monthly) to identify errors in data entry and to catch systematic issues in data collection quickly.

•
For assay data, values below detection limit have been treated inconsistently in the past.  It is recommended that these values be recorded as half of the lower detection limit value.  For example, with a detection limit of <0.005 g/t gold, the value entered would be 0.0025.

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26.2.2	Geology Data and Interpretation

Tetra Tech has the following recommendations regarding Avino geology data and interpretation:

•	During advancement of the drifts along the veins, it is recommended that the veins are sampled in the face after every round of excavation.

•	All drillcore should be photographed before logging, and the face of all drifts should be photographed after every round of excavation (preferably once face sampling marks are visible).

•
All geology logs should be entered into a digital database, including previously completed holes and any future holes.  The database should contain all intervals logged by mine geologists and include from-to values for all identified rock units as well as an appropriate rock code and rock description.

•
Rock type names are inconsistently and sometimes incorrectly applied (see Section 12.1.3).  Logging procedures, including rock type identification, should be consistent between all geologists logging core.  On-site training is likely required to accomplish this, as well as closer monitoring and data management by a senior geologist.

•
A stratigraphy of rocks on the Property should be developed, as previous work on the property geology suggest a greater diversity of rocks than is reflected in any of the Avino Mine geology logs or sections.  Establishing this should improve correlations between drillholes and may help identify additional targets for exploration on the Property.  In addition to consistent, detailed core logging, petrography and whole-rock geochemical analysis of drillcore will aid in correct identification of rock types.

26.2.3	Survey Data

Tetra Tech has the following recommendations regarding Avino downhole survey data:

•	A multi-shot, non-magnetic instrument (Reflex Gyro or Reflex Maxibor) should be used for downhole surveys on all future drillholes on the Property.

•
Survey measurements should be collected at a frequency of at least every 10 m down the hole, with the first measurement occurring at the collar and the final measurement within 10 m of the end of hole.

•	Due to the potential for drillhole traces to be intersected by future mine workings, all drillholes should be capped and cemented to avoid becoming conduits for water.

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26.2.4	Specific Gravity Sampling and Analysis

Tetra Tech has the following recommendations for specific gravity sampling and analysis:

•
The typical industry practice to determine specific gravity is using the water displacement method, which is generally more accurate than caliper measurement.  This method is recommended for all future specific gravity measurements on the Property.

•
Samples should be sealed with wax prior to measurement.  The variation in specific gravity values from all rock types, and in particular values of less than 2.5 observed in areas, indicate that there is alteration or porosity/permeability that is not being reflected in the sample descriptions.  The easiest way to avoiding concerns about the lower-density values is to seal the samples with wax prior to measuring using the water displacement method.

•	A specific gravity measurement should be collected from rock representative of the material in each assay sample from drillcore.

•
Specific gravity measurements should be collected during underground channel sampling.  Given the current spacing of channel sampling, one specific gravity measurement every two or three channel lines would be sufficient.  The specific gravity sample does not have to be part of an assay sample but should be representative of the rock in the area.

•
Specific gravity measurements should also be collected from a representative selection of country rock (waste rock) samples for each phase of exploration or mine development (including drilling, channel sampling, and drift development).

•	Once a sufficiently large specific gravity database has been compiled, the local specific gravity can also be interpolated into the block model along with sample grades.

26.2.5	QA/QC Sampling

Tetra Tech has the following recommendations for QA/QC sampling:

•
Industry standard procedures are for a minimum of one standard, blank, or duplicate to be inserted in the sample stream every 20 samples, and at least one each per drillhole.  In order to meet this standard, Avino should increase the frequency at which QA/QC samples are included in the sample stream for all assays collected on the Property.  These QA/QC samples are separate from those that the laboratory will process internally.

•
This particularly applies to the San Gonzalo vein, where the QA/QC sample insertion rate is much lower than for the Avino vein, and where it appears QA/QC samples are not currently being included during underground channel sampling.

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•
Avino should also be completing industry standard plots analyzing the performance of QA/QC samples, as per the examples in Section 12.1.4.  These plots should be updated as data is received in order to detect problems while there is an opportunity of re-running sample batches.

•	The plots of standards indicate laboratory instrument calibration drift, suggesting that more frequent instrument calibration may be needed at the Inspectorate facility used by Avino.

•	SRM Cu136 results suggest that there may be a lower degree of accuracy in low-grade silver and copper assays, which should be further investigated by Avino.

•	Standards should be selected that include all elements of economic interest on the mine, as well as a low, medium, and high grade sample of these elements.

•
The material from any locally-sourced blank should be sent to a number of laboratories to determine appropriateness for use as a blank for the elements of economic interest and to provide an upper limit for acceptable analyses.

•	Any laboratory-certified blank should be certified for all elements of economic interest in the Avino mine.

26.2.6	Oxide and Sulphide Tailings Drilling

For the confidence in the Inferred Mineral Resource of oxide tailings to be improved, a drilling campaign should be carried out with suitable equipment (sonic drilling is recommended to recover unconsolidated material with variable moisture content). At the same time, the overlying deposit of sulphide tailings should be drilled. To achieve a nominal drill collar spacing of 50 m by 50 m, 90 holes with an average length of 20 m would be required for a total of 1,800 m of drilling.

Additional surface drilling on the Avino and San Gonzalo Veins is not currently planned by Avino. Drilling on the San Gonzalo Vein using Avino’s underground diamond drill is planned as drift development progresses, with the goal of further definition of the San Gonzalo vein and in particular of high grade areas.

26.2.7	Resource Estimate

A resource estimate for the sulphide tailings should be completed for mine planning purposes, in addition to an updated oxide tailings resource estimate following the drilling program recommended above (Section 26.1.6).

There are no plans for surface drilling at either the San Gonzalo or Avino veins in the immediate future. However, Avino intends to use underground access to diamond drill for further definition work at San Gonzalo in the areas of interest such as the high-grade zones and areas rich in lead and zinc mineralization. Such drilling could also be used to convert Inferred mineral inventory to Indicated status, especially in areas of attractively higher grades.

In subsequent resource models, lead and zinc should be estimated along with Au, Ag and Cu. Work needs to be completed to ensure adequate recovery of base metals in the concentrate. This recovery data will need to be factored into any Ag_Eq calculations.

Both the Avino and San Gonzalo veins contain mineral resources estimated at a classification level of Indicated or higher. As such, further drilling would not be required to include these resources in economic analyses at a prefeasibility or feasibility level. Further drilling would be required in order to include any Inferred resources in these studies, however.

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26.3	Process

26.3.1	Avino and San Gonzalo Veins

For the next phase of the study, Tetra Tech recommends that Avino submit representative samples from both the Avino and San Gonzalo veins for further metallurgical tests, including base metals (Cu, Pb and Zn).

26.3.2	Oxide and Sulphide Tailings

Based on the conclusions within the components of this technical report, it is recommended that the following tasks could be executed for verifying the material within the tailings:

•	drill the surface of both tailings dam areas to determine the volumes and bulk density of each of the oxide and sulphide tailings material

•
take sufficient amounts of samples from both oxide and sulphide tailings to obtain representative samples for assay and metallurgical test work to confirm the grade of the deposit and the recovery of silver and gold from the heap leach process

•	use the metallurgical results from the test work program to confirm/define the duration of leaching on the pad, the reagent consumption values and the silver and gold precipitation efficiencies

•	use the metallurgical results from the metallurgical test work program to develop a heap leach flowsheet

•
based on accurate assay and reproducible metallurgical test work data, prepare an economic analysis for the retreatment of the oxide tailings dam material, the sulphide tailings dam material, and for the treatment of both oxide and sulphide tailings material

26.3.3	Refurbished Equipment

The suitability and/or the possibility of refurbishing the existing equipment at the Avino Mine plant site needs to be evaluated more closely. Some water pumps and possibly some conveyors could be returned to service, and some of the existing tanks could be used for water storage/supply. However, it does not appear as if any other equipment could be salvaged and/or refurbished for use in a heap leach plant. The general availability of used equipment from other locations in the Durango district, or in Mexico, would need to be investigated.

26.3.4	Assay Laboratory Equipment

The assay laboratory would require re-equipping with suitable equipment. The availability of suitable, used laboratory equipment and facilities is not known.

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26.3.5	Sulphide Tailings

The option of whether the sulphide tailings should be re-treated on the heap or relocated and dumped elsewhere, while possibly being treated for environmental remediation, is not known at this stage. The absence of reliable sulphide tailings dump metallurgical information makes quantification of this option difficult. A detailed trade-off study should be undertaken to determine whether the re-treatment of this material would contribute to the profitability of the Project. However, at this stage only limited metallurgical test data is available since no detailed metallurgical test work was undertaken on this material during the MMI 2004 test program.

For the purposes of this report, it will be assumed that the sulphide tailings will be moved to another location northeast of the proposed site for the leach pad. Again, it should also be mentioned that this proposed site is very close to the town of San Jose de Avino, and this may result in objections from the local community.

26.4	Environmental

The cost of permitting has not been considered at this stage of the Project. Government agencies should be consulted prior to the permitting process to determine if current permits for the San Gonzalo Mine can been revised. The cost of expropriating agricultural land for the leach pad, and the cost of water which would have to be redirected to the heap leach project but which is currently used for agricultural purposes have also not been assessed. Once the mine plan, site layout and tailings management plan are further along and have definitive locations, the cost of these factors should be addressed. The cost for monitoring environmental effects post mine closure needs to be estimated.

A detailed trade-off study should be undertaken to characterize current conditions of the sulphide tailings and to determine whether the re-treatment of this material would contribute to the profitability of the Project.

There is potential for the water from the underground workings to be acid producing (Slim 2005d). Treatment of water from the underground workings may be required prior to use depending on the water quality.

26.5	Mining

The following mining work is recommended:

•
It is recommended that the deposit be accessed via ramp and not shaft.  The current 4 m by 4 m ramp from the portal at 2282 m elevation should be extended to depth and become the haulage and access ramp.

•	The current ramp design between levels 2 and 3 should be redesigned as it is currently located too close to the orebody.

•	The shrinkage method appears suitable and should be continued. The shrinkage method may also be used in wider ore.

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•	The sublevel spacing is acceptable and may be maintained at the nominal 43 m.

•	Rib and sill pillars should be left between stopes.

•	Reconciliation should be undertaken with the resource model to estimate dilution and recoveries and productivities from the test stopes for future mine planning.

•	A mine development and stope layout and production plan should be prepared to achieve production targets of 250 t/d.

•	A forced ventilation circuit is needed for the continuing ramp development. Current ventilation is natural only and appears to be poor.

•	In 3 m and 4 m wide development 1.8 m long support is required instead of 1.2 m long split sets that were observed during the visit.

•	Split sets are not recommended for the ramp, but a resin or cement grouted bolt should be used for permanent excavations.

•	Installation of a trough at the surface pump discharge is recommended with a v-notch to monitor the inflow rate of water underground.

•	Safety belts should be installed and in use at all times for all mine equipment.

•	Rescue stations should be installed at appropriate locations and clearly marked, and signage should exist throughout the mine.

26.6	Project Development

Tetra Tech recommends that a preliminary economic assessment be completed for the entire Property, including the Avino vein, the San Gonzalo vein, the oxide tailings, and the sulphide tailings (including a resource estimate for the sulphide tailings and an updated resource estimate for the oxide tailings, as outlined in Section 26.1.8).

26.7	Project Schedule

A suggested high-level schedule of the oxide tailings retreatment project execution plan has been prepared. This schedule is provided in Figure 26.1

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Figure 26.1Tailings Retreatment Project Suggested High-level Schedule

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27.0	REFERENCES

Avino Silver & Gold Mines Ltd., 2013a. Avino May Production Report June 06, 2013. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2013b. Management Discussion and Analysis for the Three Months Ended March 31, 2013. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2013c. Avino Q1/March Production Report April 05, 2013. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2013d. Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2013 and 2012. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2012. Consolidated Financial Statements for the years ended December 31, 2012, 2011, and 2010. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2011a. News Release: Avino Reports Results of San Gonzalo Bulk Sample July 11, 2011. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2011b. Consolidated Financial Statements for the years ended December 31, 2011 and 2010. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2001. Internal Report – Avino Operating Records, October 2001.

Bannon, J.F., 1970. The Spanish Borderlands Frontier 1513–1821, Albuquerque: University of New Mexico Press, p. 29, 53–54

Benitez, Sanchez, 1991. Memorandum: Informe Final de la Cubicacion de Presa de Jales. Prepared for Ing. Rene Cuellar Torres, Cia Minera Mexicana de Avino, S.A. de C.v. June 6, 1991, 5 pages.

Bermúdez Fernández, Jesús, 2012. Legal agreement between Minerales de Avino, Sociedad Anónima de Capital Variable and Compañía Minera Mexicana de Avino, Sociedad Anónima de Capital Variable on the La Platosa Concession. Volume seven hundred and twenty-six/mbq* number fifteen thousand one hundred and ninety-seven. February 18, 2012, 14 pages.

Emsley, J., 2003. Nature’s Building Blocks: an A-Z Guide to the Elements. Oxford University Press, 538 pages.

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Gallegos, J.I., 1960. Durango Colonial, 1563–1821, Mexico City: Editorial Jus, p. 78.

González Olguin, Juan Manuel, 2012. Current title opinion prepared by Bufete González Olguin SC Law Firm for Avino Silver and Gold Mines, Ltd. April 4, 2012, 29 pages.

Gunning, D., 2009. Resource Estimate on the San Gonzalo Vein – A Part of the Avino Mine, Durango, Mexico, for Avino Silver and Gold Mines Ltd. Prepared by Orequest. Effective date August 31, 2009.

Hall, R., 2006. Technical Report: Tailings Retreatment – Process Option. Prepared by Ron Hall, Wardrop Engineering Inc. for Avino Silver & Gold Mines Ltd. March 31, 2006

Huang, J., 2003. Flotation and Cyanidation Scoping Tests and Specific Gravity. Project No. 0302303. Report prepared by John Huang, Process Research Associates Ltd. for Bryan Slim, MineStart Management Inc. March 28, 2003.

Huang, J. and Tan, G., 2005. Metallurgical Test Work on Avino Tailings, Durango, Mexico. Project No, 0406407. Report prepared by John Huang and Gie Tan, Process Research Associates Ltd. for Bryan Slim, MineStart Management Inc. March 28, 2005.

Infomine Inc., 2010 Mine & Mill Equipment Costs: An Estimator's Guide. InfoMine Inc. http://costs.infomine.com. November 2010.

Lipton, I.T., 2001. Measurement of Bulk Density for Resource Estimation. In: Mineral Resource and Ore Reserve Estimation – The AusIMM Guide to Good Practice (ed: A.C. Edwards), pp 57-66. The Australasian Instiute of Mining and Metallurgy: Melbourne.

Paulter, J., 2006. Regional Exploration Evaluation and Recommendations. Unpublished internal report for Avino.

Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources), 2008a. Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales. Resolución en material de Impacto Ambiental para el proyecto: “Mina San Gonzalo”, Mpio de Pánuco de Coronado, Dgo. Oficio No. SG/130.2.1.1./001506, Bitácora No. 10/MP-0104/06/08, Clave Sinat: 10DU2008MD024, Clave Estatal: 10DU08M0521. Victoria de Durango, Durango. August 18, 2008.

Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources), 2008b. Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales. Unidad de Aprovechamiento y Restauración de Recursos Naturales. Se Autoriza por excepción Cambio de Utilización de Terreno Forestal a Infraestructura Minera. No. de Oficio: SG/130.2.2./001835; No. de bitácora: 10/DS-0265/06/08. Durango, Durango. September 17, 2008.

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Slim, B., 2003. Tailings Valuation. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. November 2003.

Slim, B., 2005a. Preliminary Feasibility. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. May 2005.

Slim, B., 2005b. Tailings Valuation. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. May 2005.

Slim, B., 2005c. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. July 21, 2005.

Slim, B., 2005d. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. October 25, 2005.

Tetra Tech, 2012. Technical Report on the Avino Property. Prepared for Avino Silver & Gold Mines Ltd. Effective Date: July 24, 2012. www.sedar.com

VSE, 1977. Vancouver Stock Exchange Review. September 1979.

Websites

Avino Annual Reports
http://www.avino.com/new/history.asp?ReportID=516318

Index Mundi 2011
http://www.indexmundi.com/

World Climate
http://www.worldclimate.com/

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28.0	CERTIFICATES OF QUALIFIED PERSONS

28.1	Jacques Ouellet, Ph.D., P.Eng.

I, Jacques Ouellet, Ph.D., P.Eng., of Vancouver, British Columbia, do hereby certify:

•	I am a Divisional Manager Mining Engineering with Tetra Tech WEI Inc. with a business address at 800-555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

•	This certificate applies to the technical report entitled “Technical Report on the Avino Property, Durango, Mexico”, dated July 19, 2013 (the “Technical Report”).

•
I am a graduate of Laval University (B.Sc.A. Geological Engineering, 1983).  I am a member in good standing of the Association of Professional Engineers and Geoscientists of Saskatchewan (#15140), l'Ordre des ingénieurs du Québec (#38331), and the Association of Professional Engineers and Geoscientists of Yukon (#2013).  My relevant experience is 25 years in various mining projects, studies and designs mainly in North America, both in underground mining and open pit mining.  I was the lead mining engineer for Cameco’s McArthur River Operation project in Saskatchewan and the lead mining engineer for BHP Billiton’s feasibility study for a new greenfield potash mine project in Saskatchewan.  I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

•	I have not completed a personal inspection of the Property that is the subject of this Technical Report.

•	I am responsible for Sections 1.6, 1.10.4, 15.0, 16.0, 25.4, 26.5 and 28.1 of the Technical Report.

•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have prior involvement with the Property that is the subject of the Technical Report. I co-authored the report entitled “Technical Report on the Avino Property” and dated July 24, 2012.

•	I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

•
As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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Technical Report on the Avino Property, Durango, Mexico

Signed and dated this 19th day of July, 2013 at Vancouver, British Columbia

Original document signed and sealed by Jacques Ouellet, Ph.D., P.Eng.
Jacques Ouellet, Ph.D., P.Eng. Divisional Manager Mining Engineering Tetra Tech WEI Inc.

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28.2	Robert Sinclair Morrison, Ph.D., MAusIMM (CP), P.Geo.

I, Robert Sinclair Morrison, Ph.D., MAusIMM (CP), P.Geo., of Toronto, Ontario, do hereby certify:

•	I am a Lead Resource Geologist with Tetra Tech WEI Inc., with a business address at 900-330 Bay Street, Toronto, Ontario, M5H 2S8.

•	This certificate applies to the technical report entitled “Technical Report on the Avino Property, Durango, Mexico”, dated July 19, 2013 (the “Technical Report”).

•
I am a graduate of Acadia University (B.Sc. 1981) and University of Adelaide (Ph.D. 1990).  I am a member in good standing of the Australasian Institute of Mining and Metallurgy (#11212), and I am registered as a Chartered Professional in Geology with the Australasian Institute of Mining and Metallurgy since 2004.  I am a member in good standing of the Association of Professional Geoscientists of Ontario, License #1839 since 2010.  My relevant experience with respect to deposit geology, ore body modelling and resource estimation includes 10 years with WMC Resources and Gold Fields Ltd as an Extensional Exploration Geologist, Senior Project Geologist, Resource Evaluation Geologist and Senior Resource Evaluation Geologist at the St Ives Gold Mine.  I am a “Qualified Person” for the purposes of National Instrument 43-101 (the “Instrument”) under the Accepted Foreign Associations and Membership Designations (Appendix A).

•	I have not completed a personal inspection of the Property that is the subject of this Technical Report.

•	I am responsible for Sections 14.1 to 14.12 and 28.2 of the Technical Report.

•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

•
As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 19th day of July, 2013 at Toronto, Ontario

Original document signed and sealed by Robert Sinclair Morrison, Ph.D., MAusIMM (CP), P.Geo.
Robert Sinclair Morrison, Ph.D., MAusIMM (CP), P.Geo. Lead Resource Geologist Tetra Tech WEI Inc.

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28.3	Michael F. O’Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM

I, Michael F. O’Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM, of Vancouver, British Columbia, do hereby certify:

•	I am a Chief Geologist with Tetra Tech WEI Inc. with a business address at 800-555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

•	This certificate applies to the technical report entitled “Technical Report on the Avino Property, Durango, Mexico”, dated July 19, 2013 (the “Technical Report”).

•
I am a graduate of the University of Natal, (B.Sc Hons. Geology, 1978).  I am a registered Professional Natural Scientist (Geological Scientist) in good standing of the South African Council for Natural Scientific Professions (South Africa, 400295/87).  My relevant experience is 33 years of experience in operations, mineral project assessment and I have the experience relevant to Mineral Resource estimation of metal deposits.  I have estimated Mineral Resources for greenstone-hosted gold, diatreme complex epithermal gold deposits, porphyry copper-gold and shear zone-hosted deposits.  I am a “Qualified Person” for the purposes of National Instrument 43-101 (the “Instrument”) under the Accepted Foreign Associations and Membership Designations (Appendix A).

•	My most recent personal inspection of the Property that is the subject of this Technical Report was June 7 to 8, 2012, inclusive.

•	I am responsible for Sections 1.1, 1.2, 1.3, 1.4, 1.10.1, 4.0 to 11.0, 12.4, 12.5, 14.13, 14.14, 23.0, 25.1, 25.2, 26.2, 27.0, and 28.3 of the Technical Report.

•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have prior involvement with the Property that is the subject of the Technical Report. I co-authored the report entitled “Technical Report on the Avino Property” and dated July 24, 2012.

•	I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

•
As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 19th day of July, 2013 at Vancouver, British Columbia

Original document signed and sealed by Michael F. O’Brien, M.Sc., Pr.Sci.Nat., FGSSA, FAusIMM, FSAIMM
Michael F. O’Brien, M.Sc., Pr.Sci.Nat., FGSSA, FAusIMM, FSAIMM Chief Geologist Tetra Tech WEI Inc.

Avino Silver & Gold Mines Ltd.	28-4	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

28.4	Margaret Harder, M.Sc., P.Geo.

I, Margaret Harder, M.Sc., P.Geo., of Vancouver, British Columbia, do hereby certify:

•	I am a Geologist with Tetra Tech WEI Inc. with a business address at 800-555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

•	This certificate applies to the technical report entitled “Technical Report on the Avino Property, Durango, Mexico”, dated July 19, 2013 (the “Technical Report”).

•
I am a graduate of the University of Saskatchewan (B.Sc. in Geology, 2002) and the University of British Columbia (M.Sc. in Geology, 2004).  I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#32139).  I have practiced my profession in geology for a total of eight years with experience in exploration, advanced evaluation, operations, resource estimation, and technical report writing.  I have experience in stratiform manganese deposits (Artillery Peak Project in Arizona), polymetallic volcanogenic massive sulphide deposits including copper, lead, zinc, silver, and gold (Kudz Ze Kayah Project in Yukon) and epithermal silver/gold vein deposits (Guanajuato Project in Mexico).  I am a “Qualified Person” for the purposes of National Instrument 43-101 (the “Instrument”).

•	I have not completed a personal inspection of the Property that is the subject of this Technical Report.

•	I am responsible for Sections 12.1, 12.2, 12.3, and 28.4 of the Technical Report.

•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

•
As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 19th day of July, 2013 at Vancouver, British Columbia.

Original document signed and sealed by Margaret Harder, M.Sc., P.Geo.
Margaret Harder, M.Sc., P.Geo. Geologist Tetra Tech WEI Inc.

Avino Silver & Gold Mines Ltd.	28-5	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

28.5	Hassan Ghaffari, P.Eng.

I, Hassan Ghaffari, P.Eng., of Vancouver, British Columbia, do hereby certify:

•	I am a Manager of Metallurgy with Tetra Tech WEI Inc. with a business address at 800-555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

•	This certificate applies to the technical report entitled “Technical Report on the Avino Property, Durango, Mexico”, dated July 19, 2013 (the “Technical Report”).

•
I am a graduate of the University of Tehran (M.A.Sc., Mining Engineering, 1990) and the University of British Columbia (M.A.Sc., Mineral Process Engineering, 2004).  I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#30408).  My relevant experience includes 23 years of experience in mining and plant operation, project studies, management, and engineering.  As the lead metallurgist for the Pebble Copper/Gold Moly Project in Alaska, I am coordinating all metallurgical test work and preparing and peer reviewing the technical report and the operating and capital costs of the plant and infrastructure for both the scoping and prefeasibility studies.  For the Ajax Copper-Gold Project in BC, I was the Project Manager responsible for the process, infrastructure and overall management of the 60,000 t/d mill.  As well, I was the Project Manager responsible for ongoing metallurgical test work and technical assistance for the La Joya Project Copper/Silver/Gold Project in Durango, Mexico.  I am a “Qualified Person” for the purposes of National Instrument 43-101 (the “Instrument”).

•	My most recent personal inspection of the Property that is the subject of this Technical Report was on March 30, 2011 for one day.

•
I am responsible for Sections 1.5, 1.8, 1.10 (except 1.10.1, 1.10.3 and 1.10.4), 2.0, 3.0, 13.0, 17.0, 18.0, 19.0, 21.0, 24.0, 25.3, 25.5, 26.1, 26.3, 26.6, 26.7, 27.0, and 28.5 of the Technical Report.

•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have prior involvement with the Property that is the subject of the Technical Report. I co-authored the report entitled “Technical Report on the Avino Property” and dated July 24, 2012.

•	I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

•
As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Avino Silver & Gold Mines Ltd.	28-6	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Signed and dated this 19th day of July, 2013 at Vancouver, British Columbia.

Original document signed and sealed by Hassan Ghaffari, P.Eng.
Hassan Ghaffari, P.Eng. Manager of Metallurgy Tetra Tech WEI Inc.

Avino Silver & Gold Mines Ltd.	28-7	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

28.6	Sabry Abdel Hafez, Ph.D., P.Eng.

I, Sabry Abdel Hafez, Ph.D., P.Eng., of Vancouver, British Columbia, do hereby certify:

•	I am a Senior Mining Engineer with Tetra Tech WEI Inc. with a business address at 800-555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

•	This certificate applies to the technical report entitled “Technical Report on the Avino Property, Durango, Mexico”, dated July 19, 2013 (the “Technical Report”).

•
I am a graduate of Assiut University (B.Sc Mining Engineering, 1991; M.Sc. in Mining Engineering, 1996; Ph.D. in Mineral Economics, 2000).  I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#34975).  I have more than 19 years of experience in the evaluation of mining projects, advanced financial analysis, and mine planning and optimization.  My capabilities range from the conventional mine planning and evaluation to the advanced simulation-based techniques that incorporate both market and geological uncertainties.  I have recently been involved in the technical reports for the Copper Fox’s Schaft Creek project feasibility study, Pretium Resources’ Brucejack project feasibility study, AQM’s Zafranal PEA, Castle Resources’ Granduc project PEA study and Seabridge’s KSM project prefeasibility study.  I have been involved in the technical studies of several base metals, gold, coal, and aggregate mining projects in Canada and abroad.  I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

•	I have not completed a personal inspection of the Property that is the subject of this Technical Report.

•	I am responsible for Sections 1.9, 22.0, 25.6, and 28.6 of the Technical Report.

•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have prior involvement with the Property that is the subject of the Technical Report. I co-authored the report entitled “Technical Report on the Avino Property” and dated July 24, 2012.

•	I have read the Instrument and the parts of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

•
As of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 19th day of July, 2013 at Vancouver, British Columbia

Original document signed and sealed by Sabry Abdel Hafez, Ph.D., P.Eng.
Sabry Abdel Hafez, Ph.D., P.Eng. Senior Mining Engineer Tetra Tech WEI Inc.

Avino Silver & Gold Mines Ltd.	28-8	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

28.7	Monica Danon-Schaffer, Ph.D., P.Eng.

I, Monica Danon-Schaffer, Ph.D., P.Eng., of Vancouver, British Columbia, do hereby certify:

•
I am a Chemical Engineer, currently residing at 8545 Seascape Court, West Vancouver, BC.  I was employed until May 17, 2013 with Tetra Tech WEI Inc. with a business address at 800-555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

•	This certificate applies to the technical report entitled “Technical Report on the Avino Property, Durango, Mexico”, dated July 19, 2013 (the “Technical Report”).

•
I am a graduate of the University of British Columbia (Ph.D, Chemical and Biological Engineering, 2010), University of British Columbia (M.Eng. Civil Engineering, 1993), and the Universidad Iberoamericana (B.Sc. Chemical Engineering, 1988).  I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#22768), Professional Engineers Ontario (#100045213), Association of Professional Engineers and Geoscience of Saskatchewan (#20307), Association of Professional Engineers of Yukon (#1655), Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (#L2018).  My relevant experience includes preparation of environmental risk assessments, evaluation of Equator Principles, environmental health and safety compliance audits and due diligence at mines, mine waste and management, as well as regulatory reviews.  I am a “Qualified Person” for the purposes of National Instrument 43-101 (the “Instrument”).

•	I have not completed a personal inspection of the Property that is the subject of this Technical Report.

•	I am responsible for Sections 1.7, 1.10.3, 20.0, 26.4, and 28.7 of the Technical Report.

•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have prior involvement with the Property that is the subject of the Technical Report. I co-authored the report entitled “Technical Report on the Avino Property” and dated July 24, 2012.

•	I have read the Instrument and the sections of the Technical Report for which I am responsible have been prepared in compliance with the Instrument.

•
As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 19th day of July, 2013 at Vancouver, British Columbia.

Original document signed and sealed by Monica Danon-Schaffer, Ph.D., P.Eng.
Monica Danon-Schaffer, Ph.D., P.Eng. Chemical Engineer

Avino Silver & Gold Mines Ltd.	28-9	1251920100-REP-R0001-02
Technical Report on the Avino Property, Durango, Mexico

Hole: ET-12-07

From (m)	To (m)	Downhole Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
266.30	266.55	0.25	0.0110	3.2	92	14	454
266.55	267.55	1.00	0.0025	1.0	18	8	751
267.55	268.50	0.95	0.0360	1.6	73	11	715
268.50	269.70	1.20	0.0140	9.7	315	98	170
269.70	271.15	1.45	0.0260	3.0	190	88	228
271.15	271.90	0.75	0.0260	2.7	158	15	218
271.90	273.20	1.30	0.0120	2.6	187	24	881
273.20	274.10	0.90	0.0140	3.8	453	29	1569
274.10	275.70	1.60	0.0120	7.6	472	207	739
275.70	276.70	1.00	0.0120	15.4	680	74	2819
276.70	277.60	0.90	0.0070	2.8	146	16	485
277.60	278.95	1.35	0.0260	4.4	340	122	529
278.95	280.40	1.45	0.1020	19.2	205	239	1146
280.40	281.90	1.50	0.0370	81.3	1883	644	705
281.90	283.40	1.50	0.0150	49.4	3267	175	832
283.40	284.90	1.50	0.0140	6.8	880	28	578
284.90	286.40	1.50	0.0360	30.6	312	53	754
286.40	287.90	1.50	0.0180	23.8	2509	106	841
287.90	289.40	1.50	0.0025	9.7	663	22	556
289.40	290.90	1.50	0.0025	4.1	530	11	530
290.90	292.40	1.50	0.0060	3.4	149	8	392
292.40	293.90	1.50	0.0025	1.7	162	16	476
293.90	295.40	1.50	0.0070	1.0	151	52	692
295.40	296.90	1.50	0.0070	33.1	996	95	537
296.90	298.40	1.50	0.0060	15.2	2448	39	465
298.40	299.90	1.50	0.0060	12.3	736	32	649
299.90	301.40	1.50	0.0080	3.6	787	30	657
301.40	302.90	1.50	0.0090	14.9	4499	506	1538
302.90	304.10	1.20	0.0170	82.0	2663	642	1204
304.10	305.40	1.30	0.0090	38.8	6276	321	765
305.40	306.45	1.05	0.0160	20.6	3164	497	673
306.45	307.70	1.25	0.0780	78.1	2015	1531	1001
307.70	309.30	1.60	0.0280	95.4	11200	931	1120
309.30	310.30	1.00	0.0490	24.9	2955	392	839
310.30	311.60	1.30	0.1320	41.1	918	354	529
311.60	312.55	0.95	0.0240	19.9	2721	436	924
312.55	313.70	1.15	0.0490	74.8	823	1595	951
313.70	314.70	1.00	0.0880	14.0	692	1811	371
314.70	315.40	0.70	0.0790	6.5	384	5452	1825
315.40	316.50	1.10	0.0670	18.7	1049	4256	546
316.50	317.60	1.10	0.1090	68.1	2123	5911	610
317.60	318.25	0.65	0.0190	9.8	1232	2132	1250
318.25	319.65	1.40	0.0470	29.4	16700	1540	615
319.65	320.85	1.20	0.0250	11.4	2590	930	1432
320.85	321.80	0.95	0.0110	29.0	5256	380	513
321.80	323.30	1.50	0.0260	13.0	2393	90	804
323.30	323.55	0.25	0.1320	67.9	10700	1942	2939
323.55	324.70	1.15	0.0870	57.1	12800	388	3542

Hole: ET-12-08

From (m)	To (m)	Downhole Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
204.45	205.90	1.45	0.1100	16.8	61	38	392
205.90	206.90	1.00	0.3370	49.3	3280	147	291
206.90	207.75	0.85	0.0900	42.7	596	54	235
207.75	209.45	1.70	0.0140	5.3	334	11	758
209.45	210.55	1.10	0.0500	6.5	893	11	1890
289.40	290.75	1.35	0.0025	73.1	2185	95	636
290.75	291.75	1.00	0.0025	6.0	919	57	488
291.75	293.15	1.40	0.0070	15.2	2867	65	732
325.50	327.00	1.50	0.0025	1.5	810	16	425
327.00	327.90	0.90	0.0025	8.1	3331	86	695
327.90	329.45	1.55	0.0250	15.3	5679	232	639
329.45	330.90	1.45	0.0840	47.0	9064	266	170
330.90	332.40	1.50	0.0240	20.9	3990	87	363
332.40	333.90	1.50	0.1700	49.4	3146	118	237
333.90	335.40	1.50	0.1370	47.7	3315	191	199
335.40	336.90	1.50	0.0050	6.3	1926	8	151
336.90	338.40	1.50	0.0025	7.7	1780	13	290
338.40	339.90	1.50	0.0090	17.9	5623	19	307
339.90	341.40	1.50	0.0025	14.2	5040	16	516
341.40	342.60	1.20	0.0130	9.0	4507	10	545
342.60	343.80	1.20	0.0200	14.9	5670	19	430
343.80	344.90	1.10	0.0280	5.4	2240	11	309
344.90	346.40	1.50	0.0170	15.4	5667	29	290
346.40	347.90	1.50	0.0730	17.0	7451	37	262
347.90	349.40	1.50	0.0240	9.0	4757	41	399
349.40	350.70	1.30	0.0300	16.2	4999	31	366
350.70	351.40	0.70	0.0130	5.1	2346	13	564
351.40	352.00	0.60	0.0390	16.6	4413	61	481
352.00	352.95	0.95	0.0270	17.4	7832	29	730
352.95	354.20	1.25	0.0360	23.3	7011	47	356
354.20	355.60	1.40	0.0260	8.6	4099	16	512
355.60	356.10	0.50	0.0320	7.9	1847	58	187
356.10	357.60	1.50	0.0170	13.5	1689	47	215
357.60	359.10	1.50	0.0200	17.5	3402	33	489
359.10	360.60	1.50	0.0430	25.0	9052	161	493
360.60	362.10	1.50	0.0660	19.6	8417	99	324
362.10	363.60	1.50	0.1840	27.6	13100	110	406
363.60	365.15	1.55	0.1070	28.1	9217	262	739
365.15	365.70	0.55	0.0350	12.9	2327	228	1020
365.70	366.45	0.75	0.0100	0.9	88	22	1359
366.45	367.95	1.50	0.0025	0.5	31	14	1028
367.95	369.10	1.15	0.0025	0.4	18	13	329

Hole: ET-12-09

From (m)	To (m)	Downhole Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
239.75	241.25	1.50	0.0120	0.0	426	10	88
241.25	241.85	0.60	0.0110	0.0	26	13	115
241.85	242.40	0.55	0.0100	0.0	6	9	135
242.40	243.90	1.50	0.0190	0.0	53	12	639
243.90	244.45	0.55	0.0140	1.1	1188	17	81
244.45	245.95	1.50	0.0060	0.0	19	17	80
270.50	272.00	1.50	0.0060	1.0	411	7	285
272.00	272.85	0.85	0.0180	5.7	1056	35	2264
272.85	273.65	0.80	0.0070	8.1	2537	13	1742
273.65	274.25	0.60	0.0080	1.5	974	12	1180
274.25	275.75	1.50	0.0060	2.5	1727	11	344
275.75	276.70	0.95	0.0025	0.2	397	11	791
276.70	277.55	0.85	0.0025	0.1	293	10	952
277.55	279.00	1.45	0.0110	2.7	85	11	572
295.95	297.45	1.50	0.0025	0.0	154	8	376
297.45	298.40	0.95	0.2100	54.0	5267	174	215
298.40	300.10	1.70	0.0025	0.0	80	7	261
335.90	336.30	0.40	0.0025	23.4	3868	51	301
336.30	337.80	1.50	0.0025	0.0	440	3	345
337.80	339.55	1.75	0.0025	6.7	2065	14	402
339.55	340.55	1.00	0.1050	12.1	959	30	173
340.55	341.20	0.65	0.0730	3.7	1863	9	228
341.20	342.05	0.85	0.0090	2.7	1995	9	278
342.05	343.60	1.55	0.0140	8.3	3733	14	206
343.60	345.10	1.50	0.0025	1.0	1041	12	290
345.10	346.60	1.50	0.0100	10.3	2846	20	249
346.60	347.65	1.05	0.0100	22.0	4405	43	266
347.65	349.15	1.50	0.0270	45.1	12400	117	251
349.15	350.65	1.50	0.0240	16.6	4692	59	212
350.65	351.55	0.90	0.0380	91.5	5850	282	420
351.55	352.90	1.35	0.0580	88.5	16500	300	168
352.90	354.40	1.50	0.0480	51.5	8341	86	311
354.40	355.65	1.25	0.0230	32.0	8037	49	586
355.65	357.15	1.50	0.0260	19.7	3627	34	181
357.15	358.65	1.50	0.0160	6.6	2611	11	128
358.65	360.00	1.35	0.0090	5.4	2040	37	182
360.00	361.50	1.50	0.0025	2.4	684	11	114
361.50	363.00	1.50	0.0090	7.3	5215	16	149
363.00	364.50	1.50	0.0090	2.4	1972	10	387
364.50	366.00	1.50	0.0460	6.8	1299	19	169
366.00	367.50	1.50	0.1090	17.6	9415	49	361
367.50	368.55	1.05	0.0240	7.6	4885	29	393
368.55	369.70	1.15	0.0200	8.4	5532	24	270
369.70	369.90	0.20	0.1240	24.3	14100	62	174
369.90	370.60	0.70	0.0190	10.5	4929	35	250
370.60	371.10	0.50	0.1300	22.4	15300	109	582
371.10	372.60	1.50	0.0100	7.1	2165	125	653

table continues...

Hole: ET-12-09 (continued)

From (m)	To (m)	Downhole Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
372.60	374.10	1.50	0.0130	8.8	4347	23	246
374.10	375.70	1.60	0.0120	2.2	1297	11	141
375.70	377.20	1.50	0.0220	4.6	2101	24	296
377.20	378.70	1.50	0.0170	7.7	3129	37	455
378.70	380.20	1.50	0.0060	15.0	4408	32	319
380.20	381.70	1.50	0.0200	16.6	5882	27	121
381.70	383.20	1.50	0.0880	29.8	2722	67	215
383.20	384.70	1.50	0.0500	40.9	2352	116	85
384.70	386.20	1.50	0.0630	48.7	2340	153	113
386.20	386.95	0.75	0.0540	33.9	4344	363	598
386.95	387.40	0.45	0.0770	10.1	1076	341	688
387.40	388.90	1.50	0.0260	0.0	50	45	1130
388.90	390.40	1.50	0.0025	0.0	37	80	865

Domain 2 & 3 Ag Downhole Variogram

Variogram Domains 2+3 Ag Downhole
Type Variance Range
Nugget 0.33 -
Spherical 0.094 2
Spherical 0.576 13
Normalized Variogram
Distance (metres)
2272
2235
1839
1938
1916
786
Ag_gpt BHID AZI - DIP -

Note: Variogram above should be titled "Domains 1 + 2"

Domain 1 & 2 Ag Variogram

Variogram Ag Domains 1 + 2
Type Variance 0/0 90/0 -/-
Nugget 0.33 - - -
Spherical 0.306 7 28 8
Spherical 0.238 24 43 14
Spherical 0.126 75 54 20
Normalized Variogram
Distance (metres)
14495
7611
4635
1551
13320
312
2272
2235
1839
Ag_gpt AZI 0 DIP 0
Ag_gpt AZI 90 DIP 0
Ag_gpt AZI - DIP -

Domain 1 & 2 Au Downhole Variogram

Variogram Au Domains 1 + 2 Downhole

Type	Variance	Range
Nugget	0.21	-
Spherical	0.315	3
Spherical	0.475	16

Normalized Variogram
Distance (metres)
Au_gpt BHID AZI - DIP -

Domain 1 & 2 Au Variogram

Variogram Au Domains 1 + 2

Type	Variance	45/0	135/0	-/-
Nugget	0.21	-	-	-
Spherical	0.386	7	58	5
Spherical	0.110	25	58	12
Spherical	0.294	79	58	19

Normalized Variogram
Distance (metres)
Au_gpt AZI 45 DIP 0
Au_gpt AZI 135 DIP 0
Au_gpt BHID AZI - DIP -

Domain 1 & 2 Cu Downhole Variogram

Variogram Cu Domains 1 + 2 Downhole
Type Variance Range
Nugget 0.32 -
Spherical 0.310 8
Spherical 0.370 38
Normalized Variogram
Distance (metres)
Cu_pct BHID AZI - DIP -

Domain 1 & 2 Cu Variogram

Variogram Cu Domains 1 + 2
Type Variance 0/0 90/0 -/-
Nugget 0.32 - - -
Spherical 0.254 6 46 8
Spherical 0.426 76 65 34
Normalized Variogram
Distance (metres)
Cu_pct AZI 0 DIP 0
Cu_pct AZI 90 DIP 0
Cu_pct BHID AZI - DIP -

Domain 3 Ag Downhole Variogram

Variogram Ag Domain 3 Downhole
Type Variance Range
Nugget 0.13 -
Spherical 0.457 6
Spherical 0.413 31
Normalized Variogram
Distance (metres)
Ag_gpt BHID AZI - DIP -

Domain 3 Ag Variogram

Variogram Domain 3 Ag
Type Variance 135/0 45/0 -/-
Nugget 0.13 - - -
Spherical 0.397 32 7 5
Spherical 0.473 48 26 28
Normalized Variogram
Distance (metres)
Ag_gpt AZI 135 DIP 0
Ag_gpt AZI 45 DIP 0
Ag_gpt BHID AZI - DIP -

Domain 3 Au Downhole Variogram

Variogram Au Domain 3 Downhole
Type Variance Range
Nugget 0.205 -
Spherical 0.197 8
Spherical 0.598 20
Normalized Variogram
Distance (metres)
Au_gpt BHID AZI - DIP -

Domain 3 Au Variogram

Variogram Au Domain 3
Type Variance 135/0 45/0 -/-
Nugget 0.205 - - -
Spherical 0.359 12 5 11
Spherical 0.436 21 76 24
Normalized Variogram
Distance (metres)
Au_gpt AZI 135 DIP 0
Au_gpt AZI 45 DIP 0
Au_gpt BHID AZI - DIP -

Domain 3 Cu Downhole Variogram

Variogram Cu Domain 3 Downhole
Type Variance Range
Nugget 0.1 -
Spherical 0.900 2.8
Normalized Variogram
Distance (metres)
Cu_pct BHID AZI - DIP -

Domain 3 Cu Variogram

Variogram Cu Domain 3
Type Variance 135/0 45/0 -/-
Nugget 0.1 - - -
Spherical 0.9 17 12 2.8
Normalized Variogram
Distance (metres)
Cu_pct AZI 135 DIP 0
Cu_pct AZI 45 DIP 0
Cu_pct BHID AZI - DIP -

Domain 4 Ag Downhole Variogram

Variogram Ag San Gonzalo Dom 4 Downhole

Type	Variance	Range
Nugget	0.22	-
Spherical	0.780	12

Normalized Variogram
Distance (metres)
Ag_gpt BHID AZI - DIP -

Domain 4 Ag Variogram

Variogram San Gonzalo Vein Ag

Type	Variance	0/0	90/0	-/-
Nugget	0.22	-	-	-
Spherical	0.493	13	91	10
Spherical	0.287	281	99	12

Normalized Variogram
Distance (metres)
Ag_gt AZI 0 DIP 0
Ag_gt AZI 90 DIP 0
Ag_gpt BHID AZI - DIP -

Domain 4 Au Downhole Variogram

Variogram Au Domain 4 San Gonzalo Downhole
Type Variance Range
Nugget 0.22 -
Spherical 0.780 10
Normalized Variogram
Distance (metres)
Au_gpt BHID AZI - DIP -

Domain 4 Au Variogram

Variogram Au San Gonzalo Vein
Type Variance 90/0 0/0 -/-
Nugget 0.21 - - -
Spherical 0.374 21 81 3
Spherical 0.416 289 96 16
Normalized Variogram
Distance (metres)
Au_gt AZI 90 DIP 0
Au_gt AZI 0 DIP 0
Au_gpt AZI - DIP -

Domain 4 Cu Downhole Variogram

Variogram Cu San Gonvalo Downhole
Type Variance Range
Nugget 0.12 -
Spherical 0.880 3
Normalized Variogram
Distance (metres)
Cu_pct BHID AZI - DIP -

Domain 4 Cu Variogram

Variogram Cu Domain 4 San Gonzalo
Type Variance 60/0 150/0 -/-
Nugget 0.1 - - -
Spherical 0.9 68 54 20
Normalized Variogram
Distance (metres)
Cu_pct AZI 60 DIP 0
Cu_pct AZI 150 DIP 0
Cu_pct BHID AZI - DIP -

Domain 4 Zn Downhole Variogram

Variogram Zn San Gonzalo Downhole
Type Variance Range
Nugget 0.32 -
Spherical 0.680 6
Normalized Variogram
Distance (m)
Zn_pct BHID AZI - DIP -

Domain 4 Zn Variogram

Variogram Zn San Gonzalo
Type Variance 150/0 60/0 -/-
Nugget 0.32 - - -
Spherical 0.680 112 266 6
Normalized Variogram
Distance (metres)
Zn_pct AZI 150 DIP 0
Zn_pct AZI 60 DIP 0
Zn_pct BHID AZI - DIP -

Domain 4 Pb Downhole Variogram

Variogram Pb San Gonzalo Downhole
Type Variance Range
Nugget 0.35 -
Spherical 0.279 2
Spherical 0.371 6
Normalized Variogram
Distance (m)
Pb_pct BHID AZI - DIP -

Domain 4 Pb Variogram

Variogram Pb San Gonzalo
Type Variance 150/0 60/0 -/-
Nugget 0.35 - - -
Spherical 0.65 117 278 6
Normalized Variogram
Distance (metres)
Pb_pct AZI 150 DIP 0
Pb_pct AZI 60 DIP 0
Pb_pct BHID AZI - DIP -

Domain 5 Ag Downhole Variogram

Variogram Ag Domain 5 San Gonzalo Downhole
Type Variance Range
Nugget 0.07 -
Spherical 0.930 5.5
Normalized Variogram
Distance (metres)
Ag_gpt BHID AZI - DIP -

Domain 5 Ag Variogram

Variogram Ag Domain 5 San Gonzalo
Type Variance 90/0 0/0 -/-
Nugget 0.07 - - -
Spherical 0.930 15 15 5.5
Normalized Variogram
Distance (metres)
Ag_gpt AZI 90 DIP 0
Ag_gpt AZI 0 DIP 0
Ag_gpt BHID AZI - DIP -

Domain 5 Au Variogram

Variogram Au Domain 5 San Gonzalo
Type Variance Range
Nugget 0.33 -
Spherical 0.67 33
Normalized Variogram
Distance (metres)
127
37
13
Au_gpt AZI - DIP -

Domain 5 Cu Downhole Variogram

Variogram San Gonzalo Cu Downhole Domain 5
Normalized Variogram
Distance (metres)
20
13
9
7
5
3
1
Cu_pct BHID AZI - DIP -

Domain 5 Cu Variogram

Variogram Cu Domain 5 San Gonzalo
Type Variance Range
Nugget 0.1 -
Spherical 0.9 29
Normalized Variogram
Distance (metres)
Cu_pct AZI - DIP -

APPENDIX D

Datamine™ Macros for the Avino Resource Model

```
######################
#
#     DATAMINE MACRO
#     FOR AVINO RESOURCE
#     DRILLHOLE AND BLOCK MODEL
#     GENERATION

#     APRIL 2013
#
#     BY
#     ROBERT MORRISON PGEO
#     TETRA TECH WEI
#     TORONTO, ONTARIO
#
!START DRILL

#     CREATES DRILLHOLE FILE FOR RESOURCE ESTIMATION
#     ------------------------------------------
#
#     DATA FILES IN:
#     COLLARS_, SURVEY_, ASSAYS_, DENSITY_2
#
#     FILES OUT:
#     AVINO-D, AVINO_TC-D, AVINO_TC-C

#     DOMAIN WIREFRAME FILES IN:
#     W-AV_TR/PT, W-AV_XV_TR/PT, W-AV_QB_TR/PT

##################################################
#####################

!HOLES3D
&COLLAR(COLLARS_),&SURVEY(SURVEY_),&SAMPLE1(ASSAYS_),
           &SAMPLE2(LITHO_),&SAMPLE3(DENSITY_2),
           &OUT(xx11-
D),*BHID(BHID),*XCOLLAR(XCOLLAR),*YCOLLAR(YCOLLAR),

*ZCOLLAR(ZCOLLAR),*FROM(FROM),*TO(TO),*AT(AT),*BRG(BR
G),

*DIP(DIP),@SURVSMTH=1.0,@ENDPOINT=0.0,@DIPMETH=-1.0

!EXTRA     &IN(xx11-D),&OUT(xx12-D),@APPROX=0.0
AG_GT=AG_GPT
AU_GT=AU_GPT
CU_PCT=CU_PPM/10000
ZN_PCT=ZN_PPM/10000
PB_PCT=PB_PPM/10000
ERASE (AG_GPT)
ERASE (AU_GPT)
ERASE (CU_PPM)
ERASE (ZN_PPM)
ERASE (PB_PPM)
GO

!EXTRA     &IN(xx12-D),&OUT(xx13-D),@APPROX=0.0
IF(DENSITY<=2.29) DENSITY=2.29 END
IF(DENSITY>=3.0) DENSITY=3.0 END
GO

!SORTX     &IN(xx13-D),&OUT(HOLES1-
D),*KEY1(BHID),*KEY2(FROM),
           @BINS=5.0,@ORDER=1.0

#     DOMAIN 1

!SELWF     &IN(HOLES1-D),&WIRETR(W-AV_TR),&WIREPT(W-
AV_PT),
```

```
             &OUT(xx1-
D),*X(X),*Y(Y),*Z(Z),*ZONE(DOMAIN),@SELECT=3.0,
             @EXCLUDE=0.0,@TOLERANC=0.001

#    DOMAIN 2

!SELWF     &IN(HOLES1-D),&WIRETR(W-AV_QB_TR),&WIREPT(W-
AV_QB_PT),
             &OUT(xx17-D),*X(X),*Y(Y),*Z(Z),@SELECT=3.0,
             @EXCLUDE=0.0,@TOLERANC=0.001

!SELWF     &IN(xx17-D),&WIRETR(W-AV_TR),&WIREPT(W-
AV_PT),
             &OUT(xx8-D),*X(X),*Y(Y),*Z(Z),@SELECT=4.0,
             @EXCLUDE=0.0,@TOLERANC=0.001

!EXTRA     &IN(xx8-D),&OUT(xx2-D),@APPROX=0.0
         DOMAIN=2 GO

#    DOMAIN 3

!SELWF     &IN(HOLES1-D),&WIRETR(W-AV_XV_TR),&WIREPT(W-
AV_XV_PT),
             &OUT(xx7-D),*X(X),*Y(Y),*Z(Z),@SELECT=3.0,
             @EXCLUDE=0.0,@TOLERANC=0.001

!EXTRA     &IN(xx7-D),&OUT(xx3-D),@APPROX=0.0
         DOMAIN=3 GO

#    DOMAIN 9 - OUTSIDE MINERALIZATION

!SELWF     &IN(HOLES1-D),&WIRETR(W-AV_TR),&WIREPT(W-
AV_PT),
             &OUT(xx13-D),*X(X),*Y(Y),*Z(Z),@SELECT=4.0,
             @EXCLUDE=0.0,@TOLERANC=0.001

!SELWF     &IN(xx13-D),&WIRETR(W-AV_QB_TR),&WIREPT(W-
AV_QB_PT),
             &OUT(xx18-D),*X(X),*Y(Y),*Z(Z),@SELECT=4.0,
             @EXCLUDE=0.0,@TOLERANC=0.001

!SELWF     &IN(xx18-D),&WIRETR(W-AV_XV_TR),&WIREPT(W-
AV_XV_PT),
             &OUT(xx19-D),*X(X),*Y(Y),*Z(Z),@SELECT=4.0,
             @EXCLUDE=0.0,@TOLERANC=0.001

!EXTRA     &IN(xx19-D),&OUT(xx9-D),@APPROX=0.0
         DOMAIN=9 GO

!HOLMER    &IN1(xx1-D),&IN2(xx2-D),&OUT(xxA-
D),*BHID(BHID),
             *FROM(FROM),*TO(TO)
!HOLMER    &IN1(xxA-D),&IN2(xx3-D),&OUT(AVINO-
D),*BHID(BHID),
             *FROM(FROM),*TO(TO)

!EXTRA     &IN(AVINO-D),&OUT(AVINO_TC-D),@APPROX=0.0
IF(AG_GT>=700)
AG_GT=700
END
IF(AU_GT>=9)
AU_GT=9
END
IF(CU_PCT>=6)
CU_PCT=6
END
GO
```

```
!COMPDH    &IN(AVINO_TC-D),&OUT(XX1_TC-
C),*BHID(BHID),*FROM(FROM),

*TO(TO),*ZONE(DOMAIN),@INTERVAL=2.0,@START=0.0,
           @MODE=1.0

!SORTX     &IN(XX1_TC-C),&OUT(AVINO_TC-
C),*KEY1(BHID),*KEY2(FROM),
           @BINS=5.0,@ORDER=1.0

!LISTDR XX?,&OUT(XX)
!DELETE &IN(XX),@CONFIRM=0.0
!END

#######################################################
############
#
#     BLOCK MODEL FOR AVINO
#
#     CREATES BLOCK MODEL FILE FOR RESOURCE ESTIMATION
#     ---------------------------------------------
#
#     FILES IN:
#     TOPO2009_TR/PT, AVINO_BLOCKTR/PT, W-MINEDOUT_TR/PT
#
#     FILES OUT:
#     AV_BLOCK-M

#     DOMAIN WIREFRAME FILES IN:
#     W-AV_TR/PT, W-AV_XV_TR/PT, W-AV_QB_TR/PT

#######################################################
#####################

!START MODEL

!PROTOM    &OUT(PROTO101010-M),@ROTMOD=0.0
Y
Y
569000
2712000
1500
10
10
10
300
150
150

!TRIFIL    &PROTO(PROTO101010-M),&WIRETR(TOPO2009_TR),
           &WIREPT(TOPO2009_PT),&MODEL(XX1-
M),@MODLTYPE=3.0,
           @MAXDIP=0.0,@SPLITS=0.0,@PLANE='XY
',@XSUBCELL=5.0,
           @YSUBCELL=5.0,@ZSUBCELL=5.0,@RESOL=5.0

!SELWF     &IN(XX1-
M),&WIRETR(AVINO_BLOCKTR),&WIREPT(AVINO_BLOCKPT),
           &OUT(XX2-
M),*X(XC),*Y(YC),*Z(ZC),@SELECT=3.0,@EXCLUDE=0.0,
           @TOLERANC=0.001

#     ASSIGN GLOBAL DENSITY= 2.65
#     -------------------------

!EXTRA     &IN(XX2-M),&OUT(XXBLOCK-M),@APPROX=0.0
DENSITY=2.71
RESCAT=0
MSTATUS=0
```

```
DOMAIN=9
GO

########################
#
#      MAIN AVINO VEIN = W-AV_TR/PT
#      --------------------------

!TRIFIL     &PROTO(PROTO101010-M),&WIRETR(W-AV_TR),
            &WIREPT(W-AV_PT),&MODEL(XX9-M),@MODLTYPE=1.0,
            @MAXDIP=0.0,@SPLITS=0.0,@PLANE=-
,@XSUBCELL=5.0,
            @YSUBCELL=5.0,@ZSUBCELL=5.0,@RESOL=5.0

!SELWF      &IN(XX9-
M),&WIRETR(TOPO2009_TR),&WIREPT(TOPO2009_PT),
            &OUT(XX8-
M),*X(XC),*Y(YC),*Z(ZC),@SELECT=2.0,@EXCLUDE=0.0,
            @TOLERANC=0.001

!EXTRA      &IN(XX8-M),&OUT(XX7-M),@APPROX=0.0
RESCAT=0
MSTATUS=0
DOMAIN=1
GO

########################
#
#      MAIN AVINO QUARTZ BRECCIA = W-AV_QB_TR/PT
#      --------------------------

!TRIFIL     &PROTO(PROTO101010-M),&WIRETR(W-AV_QB_TR),
            &WIREPT(W-AV_QB_PT),&MODEL(XX9-
M),@MODLTYPE=1.0,
            @MAXDIP=0.0,@SPLITS=0.0,@PLANE=-
,@XSUBCELL=5.0,
            @YSUBCELL=5.0,@ZSUBCELL=5.0,@RESOL=5.0

!SELWF      &IN(XX9-
M),&WIRETR(TOPO2009_TR),&WIREPT(TOPO2009_PT),
            &OUT(XX6-
M),*X(XC),*Y(YC),*Z(ZC),@SELECT=2.0,@EXCLUDE=0.0,
            @TOLERANC=0.001

!EXTRA      &IN(XX6-M),&OUT(XX5-M),@APPROX=0.0
RESCAT=0
MSTATUS=0
DOMAIN=2
GO

#      ADD AV MODEL ONTOP OF AV XV MODEL!
#      ----------------------------------

!ADDMOD     &IN1(XX5-M),&IN2(XX7-M),&OUT(XXVEIN-
M),@TOLERNCE=0.001

########################
#
#      AVINO CROSS-VEIN = W-AV_XV_TR/PT
#      --------------------------

!TRIFIL     &PROTO(PROTO101010-M),&WIRETR(W-AV_XV_TR),
            &WIREPT(W-AV_XV_PT),&MODEL(XX9-
M),@MODLTYPE=1.0,
            @MAXDIP=0.0,@SPLITS=0.0,@PLANE=-
,@XSUBCELL=5.0,
            @YSUBCELL=5.0,@ZSUBCELL=5.0,@RESOL=5.0
```

```
!SELWF     &IN(xx9-
m),&WIRETR(topo2009_tr),&WIREPT(topo2009_pt),
           &OUT(xx3-
m),*X(XC),*Y(YC),*Z(ZC),@SELECT=2.0,@EXCLUDE=0.0,
           @TOLERANC=0.001

!EXTRA     &IN(xx3-m),&OUT(xx4-m),@APPROX=0.0
rescat=0
mstatus=0
domain=3
GO

!ADDMOD    &IN1(xx4-m),&IN2(xxvein-m),&OUT(xxtotal-
m),@TOLERNCE=0.001

#################################################
#
#    Mined-out part above this surface
#    --------------------------------
!SELWF     &IN(xxtotal-m),&WIRETR(w-
minedout_tr),&WIREPT(w-minedout_pt),
           &OUT(xx8-
m),*X(XC),*Y(YC),*Z(ZC),@SELECT=5.0,@EXCLUDE=0.0,
           @TOLERANC=0.001

!EXTRA     &IN(xx8-m),&OUT(xx11-m),@APPROX=0.0
mstatus=1
GO

!ADDMOD    &IN1(xxtotal-m),&IN2(xx11-m),&OUT(xxmined-
m),@TOLERNCE=0.001

#################################################
#
#    Add to total block model
#    --------------------------------
!ADDMOD    &IN1(xxblock-m),&IN2(xxmined-m),&OUT(xx4-
m),@TOLERNCE=0.001

!SORTX     &IN(xx4-m),&OUT(xx5-
m),*KEY1(IJK),@BINS=5.0,@ORDER=1.0

!PROMOD    &IN(xx5-m),&OUT(xx6-
m),*KEY1(domain),*KEY2(mstatus),

*KEY3(rescat),*DENSITY(density),@DENSITY=1.0,@XINCMIN=1
.0,

@YINCMIN=1.0,@ZINCMIN=1.0,@OVERLAP=2.0,@OPTIMISE=2.0,
           @TOL=0.001,@ACCURACY=0.001

!SORTX     &IN(xx6-m),&OUT(av_block-
m),*KEY1(IJK),@BINS=5.0,@ORDER=1.0

#!LISTDR XX?,&OUT(XX)
#!DELETE &IN(XX),@CONFIRM=0.0
#!END

#####################################################
#################

!START est

#    Creates Resource Estimation
#    ----------------------------------------------
#
```

```
#       FILES IN:
#       AVINO_SPAR, AVINO_EPAR, AVINO_VPAR, AV_SG_SPAR,
#       AV_SG_EPAR, AV_SG_EPAR, RESCAT-S
#
#       FILES OUT:
#       AV_BLOCK-M

#       DOMAIN WIREFRAME FILES IN:
#       AV_ORE-M, AV_ORE_STATS-M, AG_EQ_NOMINED-M,
AVINO_APR13-M

############################################################
#####################

#       COPY OUT JUST DOMAIN CELLS FOR
#       DOMAIN-SPECIFIC ESTIMATION (PASSES 1 + 2)

############################################################
###################

!COPY       &IN(AV_BLOCK-M),&OUT(XX99-M),DOMAIN>-<7.0

!ESTIMA     &PROTO(XX99-M),&IN(AVINO_TC-
C),&SRCPARM(AVINO_SPAR),
            &ESTPARM(AVINO_EPAR),&VMODPARM(AVINO_VPAR),
            &MODEL(GRADE1-
M),*X(X),*Y(Y),*Z(Z),*ZONE1_F(DOMAIN),

*KEY(BHID),*LENGTH_F(LENGTH),@DISCMETH=1.0,@XPOINTS=3
.0,

@YPOINTS=3.0,@ZPOINTS=3.0,@PARENT=1.0,@DYANKR=0.0,

@COPYVAL=0.0,@FVALTYPE=1.0,@ALLWGTS=0.0,@LINKMODE=3.0
,

@UCSAMODE=2.0,@UCSBMODE=3.0,@UCSCMODE=2.0,@PLANE=1.0,
            @TOLRNC=0.0,@ORGTAG=-

##########################
#       NEW ESTIMATE FOR DENSITY
#       FOR DOMAINS 1 + 2 (WITHOUT DOMAIN-SPECIFIC)

!ESTIMA     &PROTO(GRADE1-M),&IN(AVINO_TC-
C),&SRCPARM(AV_SG_SPAR),
            &ESTPARM(AV_SG_EPAR),&VMODPARM(AV_SG_VPAR),
            &MODEL(XXGRADE4-
M),*X(X),*Y(Y),*Z(Z),@DISCMETH=1.0,

@XPOINTS=3.0,@YPOINTS=3.0,@ZPOINTS=3.0,@PARENT=1.0,

@DYANKR=0.0,@COPYVAL=0.0,@FVALTYPE=1.0,@ALLWGTS=0.0,

@LINKMODE=3.0,@UCSAMODE=2.0,@UCSBMODE=3.0,@UCSCMODE=2
.0,
            @PLANE=1.0,@TOLRNC=0.0,@ORGTAG=-

!SORTX      &IN(XXGRADE4-M),&OUT(XX6-
M),*KEY1(IJK),*KEY2(DOMAIN),
            @BINS=5.0,@ORDER=1.0

#################
#
#       ASSIGN ID, THEN NN TO ABSENT SG_OK VALUES.
#       PUT IN AVERAGE FOR STUFF THAT WASN'T ESTIMATED.
#       AVERAGE DENSITY FOR AVINO IS 2.71

!EXTRA      &IN(XX6-M),&OUT(AV_ORE_STATS-M),@APPROX=0.0
        DENSITY=ABSENT()
```

```
          DENSITY=SG_OK
          IF(SG_OK==ABSENT()) DENSITY=SG_ID END
          IF(SG_ID==ABSENT() AND DENSITY==ABSENT())
DENSITY=SG_NN END
          IF(SG_NN==ABSENT() AND DENSITY==ABSENT())
DENSITY=2.71 END
          GO

#       NOTE: SG = 2.71 = AVERAGE OF OK RESULTS

##########################
#
#       APPLY STANDARD GRADES, RESCAT, KE AND ZZ.
#       ----------------------------------------

!START xxx
!EXTRA      &IN(AV_ORE_STATS-M),&OUT(xx2-M),@APPROX=0.0
          RESCAT=3
          IF(AG_OK<=0) AG_OK=0 END
          IF(AU_OK<=0) AU_OK=0 END
          IF(CU_OK<=0) CU_OK=0 END
          IF(AG_OK==ABSENT()) AG_OK=0 END
          IF(AU_OK==ABSENT()) AU_OK=0 END
          IF(CU_OK==ABSENT()) CU_OK=0 END
          IF(AG_ID==ABSENT()) AG_ID=0 END
          IF(AU_ID==ABSENT()) AU_ID=0 END
          IF(CU_ID==ABSENT()) CU_ID=0 END
          IF(AG_NN==ABSENT()) AG_NN=0 END
          IF(AU_NN==ABSENT()) AU_NN=0 END
          IF(CU_NN==ABSENT()) CU_NN=0 END
          BV=1-AG_F
          KE=(BV-KV)/BV*100
          ZZ=(BV-KV+ABS(AG_LG))/(BV-KV+2*ABS(AG_LG))
          GO

!SELPER     &IN(xx2-M),&PERIMIN(RESCAT-S),&OUT(xx12-
M),*X(XC),*Y(YC),

*Z(ZC),*ATTRIB1(RESCAT),@OUTSIDE=0.0,@CLIP=0.0,
             @DPLUS=1000.0,@DMINUS=1000.0

!SORTX      &IN(xx12-M),&OUT(xx33-
M),*KEY1(IJK),*KEY2(DOMAIN),
             @BINS=5.0,@ORDER=1.0

!ADDMOD     &IN1(xx2-M),&IN2(xx33-M),&OUT(xx10-
M),@TOLERNCE=0.001

!EXTRA      &IN(xx10-M),&OUT(xx11-M),@APPROX=0.0
          IF(DOMAIN==3) RESCAT=3 END
          IF(DOMAIN==3 AND YC<=2712600) MSTATUS=0 END
          GO

#       NOTE:
#       MSTATUS = 0 (NOT MINED) / MSTATUS = 1 (MINED)

!SORTX      &IN(xx11-M),&OUT(AV_ORE-
M),*KEY1(IJK),*KEY2(DOMAIN),
             @BINS=5.0,@ORDER=1.0
!END
!START TONS
#####################################################
##
#
#       TONGRAD AND AG EQUIVALENT
#       -------------------------
```

```
#     METAL PRICES 9 JANUARY 2013 - DOCUMENT 1005002001-
MEM-R0055-00
#     3 YEAR TRAILING AVERAGE OR SPOT PRICE - WHICHEVER IS
LOWEST...
#     AU = $1,507 PER TROY OUNCE, RECOVERY = 75%
#     AG = $29.24 PER TROY OUNCE, RECOVERY = 75% (NOT USED
- INSITU RESOURCE)
#     CU = $3.66 PER POUND, RECOVERY = 85%

!EXTRA      &IN(AV_ORE-M),&OUT(XX6-M),@APPROX=0.0
                 AG_1=(CU_OK*3.66*22.0462*0.85)
                 AG_2=(AU_OK/31.1035*1507*0.75)
                 AG_3=(AG_OK/31.1035*29.24)
                 AG_4=AG_1+AG_2+AG_3
                 AG_EQ=(AG_4/29.24*31.1035)
            ERASE (AG_1)
            ERASE (AG_2)
            ERASE (AG_3)
            ERASE (AG_4)
                 GO

!SORTX      &IN(XX6-M),&OUT(XX99-
M),*KEY1(IJK),*KEY2(DOMAIN),
            @BINS=5.0,@ORDER=1.0

#     NOTE:
#     MSTATUS = 0 (NOT MINED) / MSTATUS = 1 (MINED)

!COPY       &IN(XX99-M),&OUT(XX1-M),MSTATUS=0.0

!SORTX      &IN(XX1-M),&OUT(AG_EQ_NOMINED-
M),*KEY1(IJK),*KEY2(DOMAIN),
            @BINS=5.0,@ORDER=1.0

!TONGRAD    &IN(AG_EQ_NOMINED-
M),&OUT(XX1),&CSVOUT(AG_EQ_NOMINED),*KEY1(RESCAT),

*DENSITY(DENSITY),*F1(AG_EQ),*F2(AG_OK),*F3(AU_OK),*F4(
CU_OK),
            @FACTOR=1.0,@DENSITY=1.0,@COGSTEP=30.0

!COPY       &IN(AG_EQ_NOMINED-M),&OUT(XX77-M),DOMAIN>-<2.5
!TONGRAD    &IN(XX77-
M),&OUT(XX1),&CSVOUT(AV_DOM_12),*KEY1(RESCAT),

*DENSITY(DENSITY),*F1(AG_EQ),*F2(AG_OK),*F3(AU_OK),*F4(
CU_OK),
            @FACTOR=1.0,@DENSITY=1.0,@COGSTEP=30.0

!COPY       &IN(AG_EQ_NOMINED-M),&OUT(XX11-M),DOMAIN=3.0
!TONGRAD    &IN(XX11-
M),&OUT(XX1),&CSVOUT(AV_DOM_3),*KEY1(RESCAT),

*DENSITY(DENSITY),*F1(AG_EQ),*F2(AG_OK),*F3(AU_OK),*F4(
CU_OK),
            @FACTOR=1.0,@DENSITY=1.0,@COGSTEP=30.0

!ADDMOD     &IN1(AV_BLOCK-M),&IN2(XX99-M),&OUT(XX88-
M),@TOLERNCE=0.001

##################################################
#
#     FINAL MODEL "AVINO_APR13-M"
#     -------------------------

!SORTX      &IN(XX88-M),&OUT(AVINO_APR13-
M),*KEY1(IJK),*KEY2(DOMAIN),
            @BINS=5.0,@ORDER=1.0
```

```
################################################################
#####

!LISTDR XX?,&OUT(XX)
!DELETE &IN(XX),@CONFIRM=0.0
!END

#####################################################
#
#     REGULARIZE FOR STATISTICS
#     ------------------------
#
#     FILES IN:
#     AV_ORE-M, AVINO_EPAR, AVINO_VPAR, AV_SG_SPAR,
#     AV_SG_EPAR, AV_SG_EPAR, RESCAT-S
#
#     FILES OUT:
#     STATS_AG_DOM12, STATS_AU_DOM12, STATS_CU_DOM12,
#     STATS_AG_DOM3, STATS_AU_DOM3, STATS_CU_DOM3
#     STATS_DENSITY_DOM3

#     DOMAIN WIREFRAME FILES IN:
#     AV_ORE-M, AV_ORE_STATS-M, AG_EQ_NOMINED-M,
AVINO_APR13-M

################################################################
######################

!START REG

!COPY      &IN(AV_ORE-M),&OUT(AV_DOM12-M),DOMAIN>-<2.5
!REGMOD    &IN1(PROTO101010-M),&IN2(AV_DOM12-M),
          &OUT(REG_DOM12-
M),*F1(AG_OK),*F2(AU_OK),*F3(CU_OK),
          *F4(DENSITY)

!COPY      &IN(AV_DOM12-M),&OUT(XX5-M),AG_OK>0.0001<+

!STATS     &IN(XX5-
M),&OUT(STATS_AG_DOM12),*F1(AG_OK),*F2(AG_ID),*F3(AG_NN)
!

!COPY      &IN(AV_DOM12-M),&OUT(XX5-M),AU_OK>0.0001<+

!STATS     &IN(XX5-
M),&OUT(STATS_AU_DOM12),*F1(AU_OK),*F2(AU_ID),*F3(AU_NN)
!

!COPY      &IN(AV_DOM12-M),&OUT(XX5-M),CU_OK>0.0001<+

!STATS     &IN(XX5-
M),&OUT(STATS_CU_DOM12),*F1(CU_OK),*F2(CU_ID),*F3(CU_NN)
!

!COPY      &IN(AV_DOM12-M),&OUT(XX5-M),DENSITY>0.0001<+

!STATS     &IN(XX5-
M),&OUT(STATS_DENSITY_DOM12),*F1(SG_OK),*F2(SG_ID),*F3(S
G_NN)
!

################################################################
#

!COPY      &IN(AV_ORE-M),&OUT(AV_DOM3-M),DOMAIN=3.0
!REGMOD    &IN1(PROTO101010-M),&IN2(AV_DOM3-M),
          &OUT(REG_DOM3-
M),*F1(AG_OK),*F2(AU_OK),*F3(CU_OK),
          *F4(DENSITY)
```

```
!COPY       &IN(AV_DOM3-M),&OUT(XX5-M),AG_OK>0.0001<+

!STATS      &IN(XX5-
M),&OUT(STATS_AG_DOM3),*F1(AG_OK),*F2(AG_ID),*F3(AG_NN)
!

!COPY       &IN(AV_DOM3-M),&OUT(XX5-M),AU_OK>0.0001<+

!STATS      &IN(XX5-
M),&OUT(STATS_AU_DOM3),*F1(AU_OK),*F2(AU_ID),*F3(AU_NN)
!

!COPY       &IN(AV_DOM3-M),&OUT(XX5-M),CU_OK>0.0001<+

!STATS      &IN(XX5-
M),&OUT(STATS_CU_DOM3),*F1(CU_OK),*F2(CU_ID),*F3(CU_NN)
!

!COPY       &IN(AV_DOM3-M),&OUT(XX5-M),DENSITY>0.0001<+

!STATS      &IN(XX5-
M),&OUT(STATS_DENSITY_DOM3),*F1(SG_OK),*F2(SG_ID),*F3(SG
_NN)
!

!LISTDR XX?,&OUT(XX)
!DELETE &IN(XX),@CONFIRM=0.0
!END
```

```
##############################################
#
#     March 27 2013 Macro to Run
#     San Gonzalo Vein estimation only
#
#     R.S. Morrison - 27 March 2013
#     Tetra Tech WEI
#     Toronto, Ontario, Canada.
#
!START drill
#
#     Drillholes with face samples created by Scott & Maggie

#     Drillhole file in: d-holes_apr3

##############################################
############
#
#     Wireframe Files in:
#     w-sv_tr/pt, w-sv_ang_tr/pt
#
#     Files out:
#     sgvein-d, sgvein_tc-d, sgvein_tc-c

##############################################
###########

!SORTX      &IN(d-holes_apr3),&OUT(xx2-
d),*KEY1(BHID),*KEY2(FROM),
            @BINS=5.0,@ORDER=1.0

#     Domains

!EXTRA      &IN(w-sv_tr),&OUT(w-sv_tr),@APPROX=0.0
        domain=4 GO

!EXTRA      &IN(w-sv_ang_tr),&OUT(w-
sv_ang_tr),@APPROX=0.0
        domain=5 GO

!SELWF      &IN(xx2-d),&WIRETR(w-sv_tr),&WIREPT(w-sv_pt),
           &OUT(xx1-
d),*X(X),*Y(Y),*Z(Z),*ZONE(domain),@SELECT=3.0,
            @EXCLUDE=0.0,@TOLERANC=0.001

!SELWF      &IN(xx2-d),&WIRETR(w-sv_ang_tr),&WIREPT(w-
sv_ang_pt),
           &OUT(xx3-
d),*X(X),*Y(Y),*Z(Z),*ZONE(domain),@SELECT=3.0,
            @EXCLUDE=0.0,@TOLERANC=0.001

!HOLMER     &IN1(xx1-d),&IN2(xx3-d),&OUT(xxa-
d),*BHID(BHID),
            *FROM(FROM),*TO(TO)

!SORTX      &IN(xxa-d),&OUT(xxb-
d),*KEY1(BHID),*KEY2(FROM),
            @BINS=5.0,@ORDER=1.0

##############################################
##########

!EXTRA      &IN(xxb-d),&OUT(sgvein-d),@APPROX=0.0
Cu_pct=Cu_ppm/10000
Zn_pct=Zn_ppm/10000
Pb_pct=Pb_ppm/10000
erase(Cu_ppm)
erase(Zn_ppm)
```

```
ERASE(PB_PPM)
GO

!EXTRA      &IN(SGVEIN-D),&OUT(SGVEIN_TC-D),@APPROX=0.0

IF(AG_GT>=6000)
AG_GT=6000
END
IF(AU_GT>=17)
AU_GT=17
END
IF(PB_PCT>=6.5)
PB_PCT=6.5
END
IF(CU_PCT>=1.5)
CU_PCT=1.5
END
IF(ZN_PCT>=16)
ZN_PCT=16
END
GO

!COMPDH     &IN(SGVEIN_TC-D),&OUT(XX1_TC-
C),*BHID(BHID),*FROM(FROM),*TO(TO),

*ZONE(DOMAIN),@INTERVAL=2.0,@MAXGAP=0.0,@START=0.0,
          @MODE=1.0

!SORTX      &IN(XX1_TC-C),&OUT(SGVEIN_TC-
C),*KEY1(BHID),*KEY2(FROM),
          @BINS=5.0,@ORDER=1.0

!LISTDR XX?,&OUT(XX)
!DELETE &IN(XX),@CONFIRM=0.0
!END

##################################################
#########
#
#     FINAL DRILL HOLE FILE "SGVEIN_TC-C"
#     ---------------------------------

##################################################
#########
#
#     CREATE BLOCK MODEL WITH DOMAINS
#
##################################################
#########

#
#     FILES IN:
#     TOPO2009_TR/PT, SV2_SPAR, SV_VPAR, SV_EPAR
#     SG_SG_SPAR, SG_SG_EPAR, SG_SG_VPAR,
#     N-SV_MINEDOUT_TR/PT, SV_INDICATED_TR/PT,
SV_MEASURED_TR/PT,
#     ANG_APR16-M
#
#     FILES OUT:
#     BLOCK-M, SV_BLOCK-M, DOMAIN_4-M, DOMAIN_5-M
#     SV_EST-M, SV_ORE-M, SV_STATS-M, 4_REG_STATS-M
#     5_REG_STATS-M, 4_SGVEIN_TC-C_STATS, 5_SGVEIN_TC-
C_STATS,
#     4SGONZ_TC-C_STATS, 5SGONZ_TC-C_STATS

##################################################
###########

!PROTOM     &OUT(PROTO_SG-M),@ROTMOD=0.0
```

```
Y
Y
571000
2713500
1800
10
10
10
250
100
60

!TRIFIL     &PROTO(proto_sg-m),&WIRETR(topo2009_tr),
            &WIREPT(topo2009_pt),&MODEL(xx1-
m),@MODLTYPE=3.0,
            @MAXDIP=0.0,@SPLITS=0.0,@PLANE='XY
',@XSUBCELL=5.0,
            @YSUBCELL=5.0,@ZSUBCELL=5.0,@RESOL=5.0

#     Assign background density

!EXTRA      &IN(xx1-m),&OUT(block-m),@APPROX=0.0
density=2.62
rescat=0
mstatus=0
domain=9
GO

#######################
#
#     Main San Gonzalo Vein - w-sv_tr/pt - domain - 4
#     -------------------------
!TRIFIL     &PROTO(proto_sg-m),&WIRETR(w-sv_tr),
            &WIREPT(w-sv_pt),&MODEL(xx9-m),@MODLTYPE=1.0,
            @MAXDIP=0.0,@SPLITS=0.0,@PLANE=-
,@XSUBCELL=5.0,
            @YSUBCELL=5.0,@ZSUBCELL=5.0,@RESOL=5.0

!SELWF      &IN(xx9-
m),&WIRETR(topo2009_tr),&WIREPT(topo2009_pt),
            &OUT(xx8-
m),*X(XC),*Y(YC),*Z(ZC),@SELECT=2.0,@EXCLUDE=0.0,
            @TOLERANC=0.001

!EXTRA      &IN(xx8-m),&OUT(xxvein-m),@APPROX=0.0
rescat=0
mstatus=0
domain=4
GO

##################################################
#
#     Add to total block model
#     ------------------------------

!ADDMOD     &IN1(xxblock-m),&IN2(xxvein-m),&OUT(xx4-
m),@TOLERNCE=0.001

!SORTX      &IN(xx4-m),&OUT(xx5-
m),*KEY1(IJK),@BINS=5.0,@ORDER=1.0

!PROMOD     &IN(xx5-m),&OUT(xx6-
m),*KEY1(domain),*KEY2(mstatus),

*KEY3(rescat),*DENSITY(density),@DENSITY=1.0,@XINCMIN=1
.0,
```

```
@YINCMIN=1.0,@ZINCMIN=1.0,@OVERLAP=2.0,@OPTIMISE=2.0,
          @TOL=0.001,@ACCURACY=0.001

!SORTX     &IN(xx6-m),&OUT(sv_block-
m),*KEY1(IJK),@BINS=5.0,@ORDER=1.0

#################################################
#
#    Final model "sv_block-m"
#
##################################################
##

!START dynamic

#    Select cells for estimation (domain=4)

!COPY      &IN(sv_block-m),&OUT(xx2-m),domain=4.0
!EXTRA     &IN(xx2-m),&OUT(domain_4-m),@APPROX=0.0
DENSITY=ABSENT()
GO

#######################
#
#    Estimation routine - metals & density
#    For domains 4 (San Gonzalo Vein)
#    For domains 4 (domain-specific)
#    For metals estimation use sgvein_tc-c
#
#######################

#    1. Estimate metals
#    ------------------

!ESTIMA    &PROTO(domain_4-m),&IN(sgvein_tc-
c),&SRCPARM(sv2_spar),
          &ESTPARM(sv_epar),&VMODPARM(sv2_vpar),
          &MODEL(xx3-m),*X(X),*Y(Y),*Z(Z),

*KEY(BHID),*LENGTH_F(LENGTH),@DISCMETH=1.0,@XPOINTS=3
.0,

@YPOINTS=3.0,@ZPOINTS=3.0,@PARENT=1.0,@DYANKR=0.0,

@MINDISC=1.0,@COPYVAL=0.0,@FVALTYPE=1.0,@ALLWGTS=0.0,

@LINKMODE=3.0,@UCSAMODE=2.0,@UCSBMODE=3.0,@UCSCMODE=2
.0,
          @PLANE=2.0

#    For density use sgonz_tc-c

#    2. Estimate density
#    ------------------

!ESTIMA    &PROTO(xx3-m),&IN(sgonz_tc-
c),&SRCPARM(sg_sg_spar),
          &ESTPARM(sg_sg_epar),&VMODPARM(sg_sg_vpar),
          &MODEL(xx10-
m),*X(X),*Y(Y),*Z(Z),*ZONE1_F(domain),

*KEY(BHID),@DISCMETH=1.0,@XPOINTS=3.0,@YPOINTS=3.0,

@ZPOINTS=3.0,@PARENT=1.0,@DYANKR=0.0,@MINDISC=1.0,

@COPYVAL=0.0,@FVALTYPE=1.0,@XSUBCELL=5.0,@YSUBCELL=5.
0,
```

```
@ZSUBCELL=5.0,@ALLWGTS=0.0,@LINKMODE=3.0,@UCSAMODE=2.
0,

@UCSBMODE=3.0,@UCSCMODE=2.0,@PLANE=1.0,@TOLRNC=0.0,
          @ORGTAG=-

###########################################################
#     ASSIGN OK INTERPOLATIONS TO DENSITY AND
#     APPLY ASSIGNED DENSITY IF ESTIMATED CELLS ARE ABSENT

!EXTRA     &IN(xx10-M),&OUT(xx11-M),@APPROX=0.0
DENSITY=SG_OK
IF(SG_OK==ABSENT()) DENSITY=2.62 END
GO

###########################################################
#     APPLY INFERRED RESCAT, KE AND ZZ.
#     ----------------------------------------

!EXTRA     &IN(xx11-M),&OUT(sv_EST-M),@APPROX=0.0
       RESCAT=3
       BV=1-AG_F
       KEAG=(BV-KVAG)/BV*100
       ZZAG=(BV-KVAG+ABS(AG_LG))/(BV-KVAG+2*ABS(AG_LG))
       ERASE(AG_LG)
       ERASE(AG_F)
       BV=1-AU_F
       KEAU=(BV-KVAU)/BV*100
       ZZAU=(BV-KVAU+ABS(AU_LG))/(BV-KVAU+2*ABS(AU_LG))
       ERASE(AU_LG)
       ERASE(AU_F)
       ERASE(BV)
       ERASE(KVAG)
       ERASE(KVAU)
       GO

#######################################################
#
#     MINED-OUT PART IS DEFINED BY A WIREFRAME SOLID
#     ----------------------------------

!SELWF     &IN(sv_EST-M),&WIRETR(W-sv_MINEDOUT_TR),
          &WIREPT(W-sv_MINEDOUT_PT),&OUT(xx9-
M),*X(XC),*Y(YC),

*Z(ZC),*ATTRIB1(MSTATUS),@SELECT=3.0,@EXCLUDE=0.0,
          @TOLERANC=0.001

!ADDMOD    &IN1(sv_EST-M),&IN2(xx9-M),&OUT(xx10-
M),@TOLERNCE=0.001

!SORTX     &IN(xx10-M),&OUT(xx11-
M),*KEY1(IJK),*KEY2(DOMAIN),
          @BINS=5.0,@ORDER=1.0

#################################################################
################
#
#     APPLY INDICATED AND MEASURED RESOURCE CLASSIFICATIONS
#     THESE ARE DEFINED BY SOLID WIREFRAMES

!SELWF     &IN(xx11-M),&WIRETR(sv_INDICATED_TR),
          &WIREPT(sv_INDICATED_PT),&OUT(xx12-
M),*X(XC),*Y(YC),

*Z(ZC),*ATTRIB1(RESCAT),@SELECT=3.0,@EXCLUDE=0.0,
          @TOLERANC=0.001
```

```
!ADDMOD    &IN1(xx11-m),&IN2(xx12-m),&OUT(xx13-
m),@TOLERNCE=0.001

!SELWF     &IN(xx13-m),&WIRETR(sv_measured_tr),
           &WIREPT(sv_measured_pt),&OUT(xx14-
m),*X(XC),*Y(YC),

*Z(ZC),*ATTRIB1(rescat),@SELECT=3.0,@EXCLUDE=0.0,
           @TOLERANC=0.001

!ADDMOD    &IN1(xx13-m),&IN2(xx14-m),&OUT(xx15-
m),@TOLERNCE=0.001

!SORTX     &IN(xx15-m),&OUT(sv_ore-
m),*KEY1(IJK),*KEY2(domain),

*KEY3(rescat),*KEY4(mstatus),@BINS=5.0,@ORDER=1.0

##################################################
#####
#
#    Add Angelina Vein done by Scott
#    --------------------------------

!START add

!COPY      &IN(ang_apr16-m),&OUT(xx20-m),domain=5.0
!SORTX     &IN(xx20-m),&OUT(xx21-
m),*KEY1(IJK),*KEY2(domain),
           @BINS=5.0,@ORDER=1.0

!EXTRA     &IN(xx21-m),&OUT(xx22-m),@APPROX=0.0
           mstatus=0
           rescat=3
        numsam=NUMSAM
        svolag=SVOL
        tdist=TDIST
        BV=1-ag_f
        KEAG=(BV-KV)/BV*100
        ZZAG=(BV-KV+abs(ag_lg))/(BV-KV+2*abs(ag_lg))
        erase(ag_lg)
        erase(ag_f)
        erase(NUMSAM)
        erase(SVOL)
        erase(TDIST)
        erase(KV)
           GO

!ADDMOD    &IN1(xx22-m),&IN2(sv_ore-m),&OUT(xx16-
m),@TOLERNCE=0.001

!SORTX     &IN(xx16-m),&OUT(sv_stats-
m),*KEY1(IJK),*KEY2(domain),

*KEY3(rescat),*KEY4(mstatus),@BINS=5.0,@ORDER=1.0

!START xxx
##################################################
##
#
#    Tongrad and Ag-equivalent
#    --------------------------

!EXTRA     &IN(sv_stats-m),&OUT(xx6-m),@APPROX=0.0
        if(ag_ok<=0)  ag_ok=0  end
        if(au_ok<=0)  au_ok=0  end
        if(cu_ok<=0)  cu_ok=0  end
        if(zn_ok<=0)  zn_ok=0  end
```

```
          IF(PB_OK<=0) PB_OK=0 END
                    IF(CU_OK==ABSENT())
                    CU_OK=0
                    END
                    IF(ZN_OK==ABSENT())
                    ZN_OK=0
                    END
                    IF(AU_OK==ABSENT())
                    AU_OK=0
                    END
                    IF(AG_OK==ABSENT())
                    AG_OK=0
                    END
                    IF(PB_OK==ABSENT())
                    PB_OK=0
                    END
                    IF(DENSITY==ABSENT())
                    DENSITY=2.62
                    END
                    GO

#     METAL PRICES 9 JANUARY 2013 - DOCUMENT 1005002001-
MEM-R0055-00
#     3 YEAR TRAILING AVERAGE OR SPOT PRICE - WHICHEVER IS
LOWEST...
#     AU = $1,507.00 PER TROY OUNCE, RECOVERY = 70%
#     AG = $29.24 PER TROY OUNCE, RECOVERY = 80%
#     (NOT USED AS CALCULATING AN IN-SITU RESOURCE)

!EXTRA      &IN(xx6-M),&OUT(sv_ang_ore-M),@APPROX=0.0
                    AG_2 = (AU_OK/31.1035*1507*0.70)
                    AG_3 = (AG_OK/31.1035*29.24)
                    AG_6 = AG_2+AG_3
                    AG_EQ = (AG_6/29.24*31.1035)
             ERASE (AG_2)
             ERASE (AG_3)
             ERASE (AG_6)
                    GO

!COPY       &IN(sv_ang_ore-M),&OUT(xx1-M),MSTATUS=0.0

!TONGRAD   &IN(xx1-
M),&OUT(xx1),&CSVOUT(sv_resource),*KEY1(RESCAT),

*DENSITY(DENSITY),*F1(AG_EQ),*F2(AG_OK),*F3(AU_OK),
             @FACTOR=1.0,@DENSITY=1.0,@COGSTEP=30.0

!COPY       &IN(xx1-M),&OUT(xx4-M),DOMAIN=4.0

!TONGRAD   &IN(xx4-
M),&OUT(xx1),&CSVOUT(4sv_resource),*KEY1(RESCAT),

*DENSITY(DENSITY),*F1(AG_EQ),*F2(AG_OK),*F3(AU_OK),
             @FACTOR=1.0,@DENSITY=1.0,@COGSTEP=30.0

!COPY       &IN(xx1-M),&OUT(xx5-M),DOMAIN=5.0

!TONGRAD   &IN(xx5-
M),&OUT(xx1),&CSVOUT(5sv_resource),*KEY1(RESCAT),

*DENSITY(DENSITY),*F1(AG_EQ),*F2(AG_OK),*F3(AU_OK),
             @FACTOR=1.0,@DENSITY=1.0,@COGSTEP=30.0

!ADDMOD    &IN1(sv_block-M),&IN2(sv_ang_ore-M),&OUT(xx17-
M),@TOLERNCE=0.001
!SORTX     &IN(xx17-M),&OUT(svang_apr2013-
M),*KEY1(IJK),*KEY2(DOMAIN),
             @BINS=5.0,@ORDER=1.0
```

```
!LISTDR XX?,&OUT(XX)
!DELETE &IN(XX),@CONFIRM=0.0
!END

!START STATS

!COPY     &IN(SV_ANG_ORE-M),&OUT(XX55-M),DOMAIN=5.0

!REGMOD   &IN1(PROTO_SG-M),&IN2(XX55-M),&OUT(XX5-
M),*F1(AG_OK),

*F2(AG_ID),*F3(AG_NN),*F4(AU_OK),*F5(AU_ID),*F6(AU_NN),

*F7(CU_OK),*F8(CU_ID),*F9(CU_NN),*F10(ZN_OK),*F11(ZN_ID
),

*F12(ZN_NN),*F13(PB_OK),*F14(PB_ID),*F15(PB_NN)

!EXTRA    &IN(XX5-M),&OUT(5_REG-M),@APPROX=0.0
                   IF(AU_OK==0)
          AU_OK=ABSENT()
          END
                   GO

!COPY     &IN(SV_ANG_ORE-M),&OUT(XX44-M),DOMAIN=4.0

!REGMOD   &IN1(PROTO_SG-M),&IN2(XX44-M),&OUT(XX4-
M),*F1(AG_OK),

*F2(AG_ID),*F3(AG_NN),*F4(AU_OK),*F5(AU_ID),*F6(AU_NN),

*F7(CU_OK),*F8(CU_ID),*F9(CU_NN),*F10(ZN_OK),*F11(ZN_ID
),

*F12(ZN_NN),*F13(PB_OK),*F14(PB_ID),*F15(PB_NN),
          *F16(SG_OK),*F17(SG_ID),*F18(SG_NN)

!EXTRA    &IN(XX4-M),&OUT(4_REG-M),@APPROX=0.0
                   IF(ZN_OK==0)
          ZN_OK=ABSENT()
          END
                   IF(ZN_ID==0)
          ZN_ID=ABSENT()
          END
                   IF(ZN_NN==0)
          ZN_NN=ABSENT()
          END
                   IF(PB_OK==0)
          PB_OK=ABSENT()
          END
                   IF(PB_ID==0)
          PB_ID=ABSENT()
          END
                   IF(PB_NN==0)
          PB_NN=ABSENT()
          END
                   GO

!COPY     &IN(4_REG-M),&OUT(4_REG_STATS-
M),AG_OK>0.0001<+
!STATS    &IN(4_REG_STATS-
M),&OUT(4_REG_STATS),*F1(AG_OK),

*F2(AG_ID),*F3(AG_NN),*F4(AU_OK),*F5(AU_ID),*F6(AU_NN),

*F7(CU_OK),*F8(CU_ID),*F9(CU_NN),*F10(ZN_OK),*F11(ZN_ID
),
```

```
*F12(ZN_NN),*F13(PB_OK),*F14(PB_ID),*F15(PB_NN),
            *F16(SG_OK),*F17(SG_ID),*F18(SG_NN)
!

!COPY       &IN(5_REG-M),&OUT(5_REG_STATS-
M),AG_OK>0.0001<+
!STATS      &IN(5_REG_STATS-
M),&OUT(5_REG_STATS),*F1(AG_OK),

*F2(AG_ID),*F3(AG_NN),*F4(AU_OK),*F5(AU_ID),*F6(AU_NN),

*F7(CU_OK),*F8(CU_ID),*F9(CU_NN),*F10(ZN_OK),*F11(ZN_ID
),

*F12(ZN_NN),*F13(PB_OK),*F14(PB_ID),*F15(PB_NN)
!

!COPY       &IN(SGVEIN_TC-C),&OUT(5_SGVEIN_TC-
C_STATS),DOMAIN=5.0
!STATS      &IN(5_SGVEIN_TC-
C_STATS),&OUT(5_DDH_STATS),*F1(AG_GT),
            *F2(AU_GT),*F3(CU_PCT),*F4(ZN_PCT),*F5(PB_PCT)
!

!COPY       &IN(SGVEIN_TC-C),&OUT(4_SGVEIN_TC-
C_STATS),DOMAIN=4.0
!STATS      &IN(4_SGVEIN_TC-
C_STATS),&OUT(4_DDH_STATS),*F1(AG_GT),
            *F2(AU_GT),*F3(CU_PCT),*F4(ZN_PCT),*F5(PB_PCT)
!

!COPY       &IN(SGONZ_TC-C),&OUT(4SGONZ_TC-
C_STATS),DOMAIN=4.0
!STATS      &IN(4SGONZ_TC-
C_STATS),&OUT(4_DENSITY_STATS),*F1(DENSITY)
!

!COPY       &IN(SGONZ_TC-C),&OUT(5SGONZ_TC-
C_STATS),DOMAIN=5.0
!STATS      &IN(5SGONZ_TC-
C_STATS),&OUT(5_DENSITY_STATS),*F1(DENSITY)
!

!LISTDR XX?,&OUT(XX)
!DELETE &IN(XX),@CONFIRM=0.0
!END
```

July 19, 2013	1251920100-COA-R0001-00

Subject   Consent of Qualified Person

I, Jacques Ouellet, Ph.D., P.Eng., consent to the public filing of the technical report titled “Technical Report on the Avino Property, Durango, Mexico”, and dated July 19, 2013 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated June 10, 2013, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release dated June 10, 2013 filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 19th day of July, 2013

Original document signed and sealed by Jacques Ouellet, Ph.D., P.Eng.
Signature of Qualified Person

Jacques Ouellet, Ph.D., P.Eng.
Print name of Qualified Person

complex world		555 West Hastings Street, Suite 800, Vancouver, British Columbia V6B 1M1, Canada
	CLEAR SOLUTIONS ™	Tel 604.408.3788 Fax 604.408.3722 www.tetratech.com
1251920100-COA-R0001-00 Jacques Ouellet

July 19, 2013	1251920100-COA-R0002-00

Subject   Consent of Qualified Person

I, Robert Sinclair Morrison, Ph.D., MAusIMM (CP), P.Geo., consent to the public filing of the technical report titled “Technical Report on the Avino Property, Durango, Mexico”, and dated July 19, 2013 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated June 10, 2013, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release dated June 10, 2013 filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 19th day of July, 2013

Original document signed and sealed by Robert Sinclair Morrison, Ph.D., MAusIMM (CP), P.Geo.
Signature of Qualified Person

Robert Sinclair Morrison, Ph.D., MAusIMM (CP), P.Geo.
Print name of Qualified Person

complex world		330 Bay Street, Suite 900, Toronto, Ontario M5H 2S8, Canada
	CLEAR SOLUTIONS ™	Tel 416.368.9080 Fax 416.368.1963 www.tetratech.com
1251920100-COA-R0002-00 Robert Morrison

July 19, 2013	1251920100-COA-R0003-00

Subject   Consent of Qualified Person

I, Michael F. O’Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM, consent to the public filing of the technical report titled “Technical Report on the Avino Property, Durango, Mexico”, and dated July 19, 2013 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated June 10, 2013, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release dated June 10, 2013 filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 19th day of July, 2013

Original document signed and sealed by Michael F. O’Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM
Signature of Qualified Person

Michael F. O’Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM
Print name of Qualified Person

complex world		555 West Hastings Street, Suite 800, Vancouver, British Columbia V6B 1M1, Canada
	CLEAR SOLUTIONS ™	Tel 604.408.3788 Fax 604.408.3722 www.tetratech.com
1251920100-COA-R0003-00 Michael O'Brien

July 19, 2013	1251920100-COA-R0004-00

Subject   Consent of Qualified Person

I, Margaret Harder, M.Sc., P.Geo., consent to the public filing of the technical report titled “Technical Report on the Avino Property, Durango, Mexico”, and dated July 19, 2013 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated June 10, 2013, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release dated June 10, 2013 filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 19th day of July, 2013

Original document signed and sealed by Margaret Harder, M.Sc., P.Geo.
Signature of Qualified Person

Margaret Harder, M.Sc., P.Geo.
Print name of Qualified Person

complex world		555 West Hastings Street, Suite 800, Vancouver, British Columbia V6B 1M1, Canada
	CLEAR SOLUTIONS ™	Tel 604.408.3788 Fax 604.408.3722 www.tetratech.com
1251920100-COA-R0004-00 Margaret Harder

July 19, 2013	1251920100-COA-R0005-00

Subject   Consent of Qualified Person

I, Hassan Ghaffari, P.Eng., consent to the public filing of the technical report titled “Technical Report on the Avino Property, Durango, Mexico”, and dated July 19, 2013 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated June 10, 2013, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release dated June 10, 2013 filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 19th day of July, 2013

Original document signed and sealed by Hassan Ghaffari, P.Eng.
Signature of Qualified Person

Hassan Ghaffari, P.Eng.
Print name of Qualified Person

complex world		555 West Hastings Street, Suite 800, Vancouver, British Columbia V6B 1M1, Canada
	CLEAR SOLUTIONS ™	Tel 604.408.3788 Fax 604.408.3722 www.tetratech.com
1251920100-COA-R0005-00 Hassan Ghaffari

July 19, 2013	1251920100-COA-R0006-00

Subject   Consent of Qualified Person

I, Sabry Abdel Hafez, Ph.D., P.Eng., consent to the public filing of the technical report titled “Technical Report on the Avino Property, Durango, Mexico”, and dated July 19, 2013 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated June 10, 2013, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release dated June 10, 2013 filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 19th day of July, 2013

Original document signed and sealed by Sabry Abdel Hafez, Ph.D., P.Eng.
Signature of Qualified Person

Sabry Abdel Hafez, Ph.D., P.Eng.
Print name of Qualified Person

complex world		555 West Hastings Street, Suite 800, Vancouver, British Columbia V6B 1M1, Canada
	CLEAR SOLUTIONS ™	Tel 604.408.3788 Fax 604.408.3722 www.tetratech.com
1251920100-COA-R0006-00 Sabry Abdel Hafez

Monica Danon-Schaffer, Ph.D., P.Eng.
8545 Seascape Court
West Vancouver, BC
Email: monica.danonschaffer@gmail.com

July 22, 2013

Subject   Consent of Qualified Person

I, Monica Danon-Schaffer, Ph.D., P.Eng., consent to the public filing of the technical report titled “Technical Report on the Avino Property, Durango, Mexico”, and dated July 19, 2013 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated June 10, 2013, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release dated June 10, 2013 filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 20th day of July, 2013

Original document signed and sealed by Monica Danon-Schaffer, Ph.D., P.Eng.
Signature of Qualified Person

Monica Danon-Schaffer, Ph.D., P.Eng.
Print name of Qualified Person

QP Consent Letter - Monica Danon-Schaffer